BANK ONE CORPORATION
INDEX TO FINANCIAL REVIEW

SELECTED FINANCIAL INFORMATION
BANK ONE CORPORATION and Subsidiaries

(In millions, except ratios and per share data)	2001	2000	1999	1998	1997
Income Statement Data:					
Total revenue, net of interest expense	$ 15,861	$ 13,926	$ 17,713	$ 17,418	$ 16,155
Net interest income–fully taxable-equivalent ("FTE") basis	8,769	8,974	9,142	9,469	9,619
Noninterest income	7,223	5,090	8,692	8,071	6,694
Provision for credit losses	2,510	3,398	1,249	1,408	1,988
Noninterest expense	9,551	11,608	11,490	11,545	9,740
Income (loss) before cumulative effect of change in accounting principle	2,682	(511)	3,479	3,108	2,960
Net income (loss)	2,638	(511)	3,479	3,108	2,960
Per Common Share Data:					
Income (loss) before cumulative effect of change in accounting principle:					
Basic	$ 2.28	$ (0.45)	$ 2.97	$ 2.65	$ 2.48
Diluted [1]	2.28	(0.45)	2.95	2.61	2.43
Net income (loss):					
Basic	$ 2.25	$ (0.45)	$ 2.97	$ 2.65	$ 2.48
Diluted [1]	2.24	(0.45)	2.95	2.61	2.43
Cash dividends declared	0.84	1.26	1.68	1.52	1.38
Book value	17.33	15.90	17.34	17.31	16.03
Balance Sheet Data–Ending Balances:					
Loans:					
Managed	$218,102	$236,492	$229,196	$216,391	$196,993
Reported	156,733	174,251	163,877	155,398	159,579
Deposits	167,530	167,077	162,278	161,542	153,726
Long-term debt [2]	43,418	40,911	35,435	22,298	21,546
Total assets:					
Managed	306,304	309,096	315,064	305,781	278,439
Reported	268,954	269,300	269,425	261,496	239,372
Common stockholders' equity	20,226	18,445	19,900	20,370	18,724
Total stockholders' equity	20,226	18,635	20,090	20,560	19,050
Credit Quality Ratios:					
Net charge-offs to average loans–managed [3]	2.53%	2.03%	2.13%	2.00%	2.07%
Allowance for credit losses to period-end loans	2.89	2.36	1.39	1.46	1.77
Nonperforming assets to related assets	2.35	1.48	1.02	0.83	0.68
Financial Performance Ratios:					
Return (loss) on average assets	0.98%	(0.19)%	1.36%	1.30%	1.29%
Return (loss) on average common equity	13.4	(2.7)	17.1	15.9	15.8
Net interest margin:					
Managed	4.89	4.76	5.37	5.56	5.50
Reported	3.69	3.72	4.09	4.52	4.75
Efficiency ratio:					
Managed	49.2	66.7	54.5	57.6	53.2
Reported	59.7	82.5	64.4	65.8	59.7
Capital Ratios:					
Risk-based capital:					
Tier 1	8.6%	7.3%	7.7%	7.9%	8.2%
Total	12.2	10.8	10.7	11.3	12.3
Tangible common equity/tangible managed assets	5.9	5.5	5.7	5.8	6.2
Common Stock Data:					
Average shares outstanding:					
Basic	1,166	1,154	1,168	1,170	1,176
Diluted [1]	1,174	1,154	1,178	1,189	1,213
Stock price, year-end	$ 39.05	$ 36.63	$ 32.00	$ 51.06	$ 49.37
Stock dividends	—	—	—	10%	—
Employees [4]	73,519	80,778	87,735	92,800	95,900

(1) Common equivalent shares and related income were excluded from the computation of diluted loss per share for the year-ended December 31, 2000 as the effect was antidilutive.

(2) Includes trust preferred capital securities.

(3) The year ended December 31, 2001 includes $92 million of charge-offs which are not classified as such in the Corporation's GAAP financial information because they are part of a portfolio which has been accounted for as loans held at a discount. The inclusion of this amount in charge-offs more accurately reflects the credit performance of the portfolio. In the Corporation's financial statements, this item results in a higher provision in excess of net charge-offs.

(4) Beginning in 2001, employees on long-term disability and employees of unconsolidated subsidiaries are excluded. Prior period data have not been reclassified for this change.

OTHER FINANCIAL DATA

The Corporation's consolidated operating financial results and ratios at December 31 are as follows:

(In millions, except ratios and per share data)	2001	2000	2000 Adjusted	1999
Operating income (loss)	$2,904	$ (409)	$1,751	$4,076
Operating earnings per share-diluted	$ 2.47	$ (0.35)	$ 1.52	$ 3.46
Return (loss) on average assets	1.09%	(0.15)%	0.63%	1.49%
Return (loss) on average common equity	14.7	(2.1)	8.8	18.9
Net interest margin:				
Managed	4.89	4.76	4.76	5.37
Reported	3.69	3.72	3.72	4.09
Efficiency ratio:				
Managed	47.4	65.8	54.7	51.8
Reported	57.5	81.4	66.4	61.3

These results and ratios exclude merger and restructuring-related charges and, change in accounting and the 2000 adjusted and 1999 ratios exclude items outlined in the Significant Items table on page 42.

DESCRIPTION OF BUSINESS

BANK ONE CORPORATION and subsidiaries ("Bank One" or the "Corporation") is a diversified financial holding company that offers a full range of financial services to consumers and commercial customers. Bank One is:

- A leader in retail and small business banking
- A premier provider of lending, treasury management, and capital markets products to commercial customers
- The third largest credit card issuer in the United States
- A leading investment management company

Basis of Presentation

The Corporation's financial statements are based on the application of generally accepted accounting principles, which are described in the notes to the consolidated financial statements starting on page 74. Certain accounting principles involve significant management judgment, including the use of assumptions and estimates. By their nature, changes in the assumptions and estimates potentially could significantly affect the Corporation's financial position and results of operations. The Corporation's accounting policies are discussed throughout this Financial Review section.

Management's discussion and analysis may contain forward-looking statements provided to assist in the understanding of anticipated future financial performance. However, such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed in forward-looking statements. See page 69 for a discussion of these factors.

For funding and risk management purposes, the Corporation periodically securitizes loans, primarily in support of credit card activities. The accounting for securitizations complicates the understanding of underlying trends in net interest income, net interest margin and noninterest income, as well as the underlying growth rates of reported loans. For clarification, these trends are also reviewed on a "managed" basis, which adds data on securitized credit card loans to reported data on loans. Results on a managed basis, where presented, should be read in conjunction with reported results. See page 65 for the reconciliation of reported to managed results.

BUSINESS SEGMENTS

The Corporation is managed on a line of business basis. The business segments' financial results presented reflect the current organization of the Corporation. The following table summarizes certain financial information by line of business for the periods indicated.

	Operating/Net Income (Loss) (In millions)			Average Managed Assets (In billions)		
	2001 [1]	2000 [2]	1999	2001	2000	1999
Retail	$1,272	$ 414	$1,041	$ 78.9	$ 79.0	$ 72.5
Commercial Banking	721	(115)	906	104.2	114.5	109.7
First USA	946	3	1,135	68.7	70.0	74.9
Investment Management	374	322	317	8.1	7.6	7.1
Corporate	(409)	(1,033)	677	47.5	43.9	38.0
Total business segment operating income (loss), net of tax	2,904	(409)	4,076	$307.4	$315.0	$302.2
Accounting change, net of tax	(44)	–	–			
Merger and restructuring-related charges, net of tax	(222)	(102)	(351)			
Other significant items, net of tax	–	–	(246)			
Total Corporation net income (loss)	$2,638	$ (511)	$3,479			

(1) During 2001, the tax-oriented portfolio of Corporate Investments was transferred to Commercial Banking, while the principal investments and fixed income portfolios were transferred to Corporate. All results for prior periods conform to the current line of business organization.

(2) Beginning in the second quarter of 2000, the provision for credit losses was fully allocated to the appropriate lines of business. Prior to the second quarter of 2000, the business' provision was based upon standard credit costs, with any difference between the aggregate provision of the businesses and the Corporation's total reflected in Corporate.

Description of Methodology

The results of the business segments are intended to reflect each as if it were a stand-alone business. The management reporting process that derives these results allocates income and expenses using market-based methodologies. Funds transfer pricing is used to allocate interest income and expense to each line of business. A portion of the Corporation's interest rate risk position is currently included in Corporate.

Historically, the costs of certain support units were allocated to the lines of business based on factors other than usage, such as headcount and total assets. The methodology was changed in the third quarter of 2000 to better reflect the actual cost and usage of services provided and was consistently applied to all lines of business. Costs allocated to First USA decreased, while unallocated costs that are included in Corporate increased.

The lines of business are assigned capital that reflects the underlying risk in that business. See the "Capital Management" section on page 67 for a discussion of the economic capital framework.

For 1999, the effect of certain identified transactions were not attributed to any business segment since they were not considered a part of core business activities.

BUSINESS SEGMENT RESULTS AND OTHER DATA

The information provided in the line of business tables beginning with the caption entitled "Financial Performance" is included herein for analytical purposes only and is based on management information systems, assumptions and methodologies that are under continual review.

The financial information and supplemental data presented in the tables below for the respective lines of business are reported on an actual basis. However, to assist with the analysis of underlying trends, the discussion of business segment results excludes merger and restructuring-related charges and the impact of the 2000 and 1999 significant items noted in the "Significant Items" section on pages 41–42.

Retail

Retail provides a broad range of financial products and services, including deposits, investments, loans, insurance, and interactive banking to nearly 7.3 million households and 500,000 small business customers, over 1 million of whom are registered online users.

Products and services are delivered to customers through approximately 33,000 employees, 1,800 branches in 14 states, a large network of ATM's, bankone.com, and 24-hour telephone banking. THE ONE Card, issued by Retail, is one of the country's leading debit cards for individuals and small businesses, with 4.4 million cards issued.

Retail originates consumer credit nationwide through its banking centers, relationships with brokers, the Internet, and the telephone. Retail offers real estate-secured, education, tax refund, consumer installment loans, and auto loans and leases to individuals. Retail is also a leading lender to small businesses.

(Dollars in millions)	2001	2000	1999
Net interest income-FTE	$ 5,025	$ 4,895	$ 4,379
Banking fees and commissions [1]	458	473	N/A
Credit card revenue [2]	164	144	N/A
Service charges on deposits [3]	795	767	N/A
Fiduciary and investment management fees [4]	—	1	N/A
Other income (loss)	25	(767)	N/A
Noninterest income	1,442	618	1,541
Total revenue	6,467	5,513	5,920
Provision for credit losses	1,010	870	415
Salaries and employee benefits	1,492	1,552	N/A
Other expense	1,985	2,443	N/A
Noninterest expense	3,477	3,995	3,933
Operating pretax income-FTE	1,980	648	1,572
Tax expense and FTE adjustment	708	234	531
Operating income	1,272	414	1,041
Merger and restructuring-related charges, net of tax	(66)	(25)	—
Net income	$ 1,206	$ 389	$ 1,041
FINANCIAL PERFORMANCE:			
Return on equity [5]	21%	7%	23%
Efficiency ratio [5]	54	72	66
Headcount–full-time [6]	33,155	35,759	N/A
ENDING BALANCES (in billions):			
Small business commercial	$ 12.3	$ 12.1	N/A
Home equity	30.3	31.4	N/A
Vehicles:			
Loans	13.5	14.3	N/A
Leases	6.1	8.8	N/A
Other personal	9.8	10.7	N/A
Total loans	72.0	77.3	N/A
Assets	76.2	80.0	N/A
Demand deposits	25.8	24.9	N/A
Savings	36.1	32.0	N/A
Time	25.6	32.2	N/A
Total deposits	87.5	89.1	N/A
Equity	6.3	5.9	N/A

(Dollars in millions)	2001	2000	1999
AVERAGE BALANCES (in billions):			
Small business commercial	$ 12.2	$ 11.7	$ 11.0
Home equity	30.8	27.7	20.1
Vehicles:			
Loans	13.9	14.3	13.2
Leases	7.3	9.9	10.2
Other personal	10.5	11.0	11.6
Total loans	74.7	74.6	66.1
Assets	78.9	79.0	72.5
Demand deposits	24.2	24.6	N/A
Savings	34.1	33.4	N/A
Time	29.4	30.4	N/A
Total deposits	87.7	88.4	89.1
Equity	6.2	5.8	4.6
CREDIT QUALITY (in millions):			
Net charge-offs:			
Small business commercial	$ 71	$ 44	N/A
Home equity	375	181	N/A
Vehicles:			
Loans [7]	246	138	N/A
Leases	99	70	N/A
Other personal	122	109	N/A
Total consumer [7]	842	498	N/A
Total net charge-offs [7]	913	542	N/A
Net charge-off ratios:			
Small business commercial	0.58%	0.38%	N/A
Home equity	1.22	0.65	N/A
Vehicles:			
Loans [7]	1.77	0.97	N/A
Leases	1.36	0.70	N/A
Other personal	1.16	1.00	N/A
Total consumer [7]	1.35	0.79	N/A
Total net charge-offs [7]	1.22	0.73	N/A
Nonperforming assets:			
Small business commercial	$ 329	$ 215	N/A
Consumer [8]	1,041	697	N/A
Total nonperforming loans	1,370	912	N/A
Other, including Other Real Estate Owned ("OREO")	104	83	N/A
Total nonperforming assets	1,474	995	N/A
Allowance for credit losses	$1,040	$ 846	N/A
Allowance to period-end loans	1.44%	1.09%	N/A
Allowance to nonperforming loans	76	93	N/A
Nonperforming assets to related assets	2.04	1.29	N/A
DISTRIBUTION:			
Banking centers	1,802	1,810	1,854
ATMs	5,141	6,055	6,824
# On-line customers (in thousands)	1,083	918	488
# Households (in thousands)	7,258	7,679	N/A
# Business customers (in thousands)	508	519	N/A
# Debit cards issued (in thousands)	4,414	4,159	N/A
INVESTMENTS:			
Investment sales volume (in millions)	$4,867	$4,272	4,077

N/M–Not meaningful.

N/A–Not available due to changes in segment composition.

(1) Banking fees and commissions include insurance fees, documentary fees, loan servicing fees, commitment fees, mutual fund commissions, syndicated management fees, leasing fees, safe deposit fees, official checks fees, ATM interchange and miscellaneous other fee revenue.

(2) Credit card revenue includes credit card fees, merchant fees and interchange fees.

(3) Service charges on deposits include service charges on deposits, deficient balance fees, non-sufficient funds/overdraft fees and waived fees.

(4) Fiduciary and investment management fees include asset management fees, personal trust fees, other trust fees and advisory fees.

(5) Ratios are based on operating income.

(6) Beginning in 2001, employees on long-term disability and employees of unconsolidated subsidiaries are excluded. Prior period data has not been reclassified.

(7) The year ended December 31, 2001 includes $92 million of charge-offs which are not classified as such in the Corporation's GAAP financial information because they are part of a portfolio which has been accounted for as loans held at a discount. The inclusion of this amount in charge-offs more accurately reflects the credit performance of the portfolio. In the Corporation's financial statements, this item results in a higher provision in excess of net charge-offs.

(8) Includes consumer balances that are placed on nonaccrual status when the collection of contractual principal or interest becomes 90 days past due.

2001 compared to 2000

Retail reported operating income of $1.272 billion in 2001 compared to $870 million in 2000. The prior year's operating income reflected an adjustment for significant items totaling $456 million after tax. The $402 million, or 46%, year-over-year increase on an adjusted basis was principally driven by a $300 million after tax reduction in noninterest expense.

Net interest income was $5.025 billion for the year, up $116 million, or 2%, from the prior year due to lower rates, improved spreads on the indirect auto loan portfolio and 11% growth in average home equity outstandings. December loan balances were down $5.3 billion from the prior year as Retail managed reductions in certain segments of auto lease and brokered home equity loan portfolios while direct home equity loans grew.

Deposits generated a narrower margin compared to 2000, reflecting the lower rate environment and a decline in average balances. Favorable mix changes from time to savings helped mitigate the impact of lower rates and balances. More positive trends emerged late in 2001 as demand deposit balances posted 2% growth from the fourth quarter of 2000 to the fourth quarter of 2001. This growth was accompanied by a 5% increase in new accounts year over year.

Noninterest income was $1.442 billion, up $174 million, or 14%, compared to 2000. The absence of lease residual losses and higher fee revenue from deposit accounts and investment sales were partially offset by gains from the sale of miscellaneous assets in 2000. Sales of mutual funds and annuities totaled $4.9 billion in the year, up $595 million, or 14%, from the prior year.

The provision for credit losses was $1.010 billion, up $151 million, or 18%, from 2000. Managed net charge-offs were $913 million, up $371 million from the prior year. Charge-offs on brokered home equity loans and auto loans and leases were the primary drivers of Retail's year over year increase.

Nonperforming assets were $1.474 billion, up $479 million, or 48%, compared to 2000, driven primarily by an increase in brokered home equity nonperforming loans. Nonperforming assets were 2.04% of related assets in the year, up from 1.29% the previous year. The allowance for credit losses expressed as a percent of year-end loans increased to 1.44% compared to 1.09% a year ago.

Noninterest expense was $3.477 billion, down $473 million, or 12%, from the prior year driving an improvement in the efficiency ratio from 64% in 2000 to 54% in the current year. The consolidation of operating sites in 2000 and 2001 and better overall expense management in Retail, and throughout the Corporation, drove the efficiency improvement. In addition, staffing levels were down 2,600 year over year leading to a 4% decrease in salary and benefit expense.

2000 compared to 1999

Retail reported operating income of $870 million in 2000, down from $1.041 billion in 1999. The $171 million reduction was driven by lower noninterest income and higher provision expense partially offset by higher net interest income.

Net interest income increased $530 million, or 12%, from 1999, reflecting 13% growth in average loans, wider deposit spreads and improved pricing on indirect auto loans, partially offset by a shift in deposit mix toward higher rate certificates of deposit. Loan growth was driven by a 38% increase in average home equity loans, partially offset by a decline in other personal loans.

Noninterest income declined $273 million, or 18%, from 1999. Lease residual losses were $126 million higher in 2000 than 1999, while gains from the sale of miscellaneous assets were down $83 million.

Provision for credit losses increased $444 million in 2000. This principally reflected the significant growth in home equity loans, higher net charge-offs, and increases in home equity nonperforming loans.

Noninterest expense was $17 million higher in 2000 than 1999, principally related to investments in new internet capabilities, partially offset by positive impacts from waste reduction initiatives, reduced incentive compensation, and the sale of the consumer finance business.

Commercial Banking

Commercial Banking offers a broad array of products, including global cash management, capital markets, commercial cards, investment management, and lending to Corporate Banking and Middle Market customers.

Corporate Banking serves large corporations, financial institutions, municipalities, and not-for-profit entities. In addition to lending, Corporate Banking offers a wide range of financial products and develops, markets, and delivers cash management, capital markets, global treasury and trade, e-business and other noncredit products and services. Bank One's Capital Markets business is engaged in the origination, trading, and distribution of asset-backed securities, investment grade and high yield securities, derivatives, tax-exempt securities, and government bonds. Capital Markets is also actively engaged in loan syndications, market research, advisory services, and private placements.

Middle Market Banking serves approximately 18,000 customers with annual revenues from about $10 million up to $500 million. These customers use a wide variety of services, with nearly one third using Bank One exclusively. Since privately held companies comprise the vast majority of the Middle Market customer base, providing credit is fundamental to the success of this business. The loan portfolio is diversified across a broad range of industries and geographic locations. In addition to credit, this customer segment actively uses Bank One's cash management, international, capital markets, and investment management products and services.

(Dollars in millions)	2001	2000	1999
Net interest income–FTE	$ 2,702	$ 2,825	$ 2,655
Banking fees and commissions	714	605	N/A
Credit card revenue	86	75	N/A
Service charges on deposits	614	519	N/A
Fiduciary and investment management fees	3	3	N/A
Investment securities losses	(12)	–	N/A
Trading	269	183	N/A
Other income (loss)	(100)	(31)	N/A
Noninterest income	1,574	1,354	1,248
Total revenue	4,276	4,179	3,903
Provision for credit losses	1,070	2,217	436
Salaries and employee benefits	1,073	1,044	N/A
Other expense	1,147	1,228	N/A
Noninterest expense	2,220	2,272	2,208
Operating pretax income (loss)–FTE	986	(310)	1,259
Tax expense (benefit) and FTE adjustment	265	(195)	353
Operating income (loss)	721	(115)	906
Merger and restructuring-related charges, net of tax	(46)	1	–
Net income (loss)	$ 675	$ (114)	$ 906
Memo: Revenue by activity			
Lending-related revenue	1,965	2,173	N/A
Treasury management services [9]	1,132	1,029	N/A
Capital markets [10]	681	482	N/A
Other	498	495	N/A

(Dollars in millions)	2001	2000	1999
FINANCIAL PERFORMANCE:			
Return (loss) on equity [5]	**10%**	(2)%	15%
Efficiency ratio [5]	**52**	54	57
Headcount–full-time [6]			
Corporate Banking (including Capital Markets)	**4,341**	4,779	N/A
Middle Market	**3,911**	4,179	N/A
Treasury Management Services	**4,723**	5,016	N/A
Support and Other Administrative [11]	**29**	279	N/A
Total headcount–full-time	**13,004**	14,253	N/A
ENDING BALANCES (in billions):			
Loans	**$ 70.1**	$ 85.1	N/A
Assets	**98.1**	103.7	N/A
Demand deposits	**25.2**	21.2	N/A
Savings	**3.1**	N/A	N/A
Time (+ Savings in 2000)	**14.0**	8.0	N/A
Foreign offices	**8.6**	8.5	N/A
Total deposits	**50.9**	37.7	N/A
Equity	**7.2**	7.0	N/A
AVERAGE BALANCES (in billions):			
Loans	**$ 77.8**	$ 85.6	$ 77.5
Assets	**104.2**	114.5	109.7
Demand deposits	**21.1**	21.1	N/A
Savings	**2.7**	N/A	N/A
Time (+ Savings in 2000)	**8.9**	8.5	N/A
Foreign offices	**9.0**	9.8	N/A
Total deposits	**41.6**	39.4	37.7
Equity	**7.2**	6.8	5.9
CREDIT QUALITY (in millions):			
Net commercial charge-offs	**$ 1,041**	$ 562	N/A
Net commercial charge-off ratios	**1.34%**	0.66%	0.39%
Nonperforming assets:			
Commercial nonperforming loans	**$ 2,101**	$ 1,523	$ 871
Other, including OREO	**27**	13	N/A
Total nonperforming assets	**2,128**	1,536	N/A
Allowance for credit losses	**$ 3,066**	$ 3,044	N/A
Allowance to period-end loans	**4.37%**	3.58%	N/A
Allowance to nonperforming loans	**146**	200	N/A
Nonperforming assets to related assets	**3.03**	1.80	1.10%
CORPORATE BANKING (in billions):			
Loans–ending balance	**$ 36.6**	$ 51.7	N/A
–average balance	**43.5**	53.4	47.8
Deposits–ending balance	**$ 28.7**	$ 19.6	N/A
–average balance	**23.0**	21.4	19.1
Credit Quality *(in millions)*:			
Net charge-offs	**$ 638**	$ 435	N/A
Net charge-off ratio	**1.47%**	0.81%	0.53%
Nonperforming loans	**$ 1,154**	$ 1,065	$ 578
Nonperforming loans to total loans	**3.15%**	2.06%	1.12%

(Dollars in millions)	2001	2000	1999
SYNDICATIONS:			
Lead Arranger Deals:			
Volume *(in billions)*	$ 53.9	$ 59.3	$47.9
Number of transactions	227	210	190
League table standing–rank	4	4	4
League table standing–market share	7%	6%	7%
MIDDLE MARKET BANKING (in billions):			
Loans–ending balance	$ 33.5	$ 33.4	N/A
–average balance	34.3	32.1	29.7
Deposits–ending balance	22.2	18.1	N/A
–average balance	18.6	18.2	18.6
Credit Quality *(in millions)*:			
Net charge-offs	$ 403	$ 127	N/A
Net charge-off ratio	1.17%	0.40%	0.18%
Nonperforming loans	$ 947	$ 458	$ 293
Nonperforming loans to total loans	2.83%	1.37%	0.93%

For additional footnote detail see page 28.

(9) Treasury Management Services includes both fees and fee equivalents from compensating balances.

(10) Capital Markets includes trading revenues and underwriting, syndicated lending and advisory fees.

(11) Full-time headcount in 2000 has been reclassified to reflect the movement of Support and Other Administrative personnel into the respective business units reported.

2001 compared to 2000

Commercial Banking reported operating income of $721 million for 2001, up $836 million from 2000 primarily due to a significantly lower credit provision. After adjusting for the negative impact of $404 million after tax of significant items in 2000, operating income increased by $432 million, or 149%. The year's results reflected strategic efforts to reduce Corporate Banking credit exposure and improve the cross-sell of Capital Markets and Treasury Management products.

At December 31, 2001, loans were $70.1 billion, down $15.0 billion, or 18%, from the prior year. Corporate Banking loans were $36.6 billion at year-end, down $15.1 billion, or 29%, from a year ago. Middle Market loans were $33.5 billion, essentially flat from last year.

Revenue totaled $4.276 billion, up $53 million, or 1%, from 2000, with a decline in net interest income more than offset by growth in noninterest income, particularly in Treasury Management and Capital Markets.

Net interest income was $2.702 billion, down $116 million, or 4%, from the prior year reflecting the earnings impact of lower average loan balances resulting from efforts to reduce credit risk exposure.

Noninterest income was $1.574 billion, up $169 million, or 12%, from the prior year. Banking fees and commissions increased $109 million, or 18%, due to growth in the asset-backed and investment grade underwriting business and higher business sweep fees. Service charges on deposits increased $90 million, or 17%, reflecting improvement in Treasury Management volumes and pricing, as well as a shift in payment for services to fees from net interest income due to the lower value ascribed to customers' compensating deposit balances. Trading revenue increased $42 million, primarily reflecting improvement in fixed income trading activities. Other income decreased by $72 million mainly due to losses on the sale of loans.

The provision for credit losses was $1.070 billion, down $519 million, or 33%, from 2000. Net charge-offs were $1.041 billion, up $479 million, or 85%, from the prior year and represented 1.34% of average loans, up from 0.66% in 2000. Corporate Banking net charge-offs were $638 million, or 1.47% of average loans, up from 0.81% in 2000. 2001 charge-offs included $216 million related to nonperforming and other credit related loan sales. There were no losses on loan sales in 2000. Middle Market net charge-offs were $403 million, or 1.17% of average loans, up from 0.40% of average loans in the prior year. For additional detail on Commercial Banking net charge-offs see the table on page 57.

The allowance for credit losses at December 31, 2001 was $3.066 billion, up $22 million, or 1%, from the prior year. This represented 4.37% of year-end loans and 146% of nonperforming loans compared with 3.58% and 200%, respectively, at December 31, 2000. Nonperforming loans were $2.101 billion, up $578 million, or 38%, from year-end 2000. Corporate Banking nonperforming loans at year-end were $1.154 billion, up $89 million, or 8%, from the prior year. Before reflecting the sale of nonperforming loans, Corporate Banking nonperforming loans increased $671 million during the year. Middle Market nonperforming loans were $947 million at December 31, 2001, up $489 million, or 107%, from the prior year. For additional detail on Commercial Banking nonperforming assets and allowance for credit losses see the tables on page 56 and page 58, respectively.

Noninterest expense was $2.220 billion, down $87 million, or 4%, from 2000 reflecting the impact of waste-reduction efforts and lower headcount. The 2001 efficiency ratio improved to 52% from 55% in 2000.

2000 compared to 1999

Commercial Banking reported operating income of $289 million for 2000 on an adjusted basis, compared with $906 million in 1999. This $617 million decrease was primarily driven by an increase in the provision for credit losses of $1.153 billion.

Net interest income increased $163 million, or 6%, from the prior year, driven by 10% average loan growth partially offset by a modest decline in spread due to competitive pricing pressures and higher nonperforming loans.

The provision for credit losses increased $1.153 billion in 2000 from the prior year due to deterioration in the quality of loans and a higher reserve level established for the commercial loan portfolio. The deterioration in credit quality reflected the slowing of the economy as well as weakness in several industries and leveraged finance transactions.

Noninterest income of $1.405 billion increased $157 million, or 13%, from the prior year primarily due to growth in Treasury Management Service revenue of $71 million, or 12%, lending related fees of $60 million, or 41%, and Capital Markets revenue of $25 million, or 6%.

Noninterest expense increased $99 million, or 4%, from the prior year, principally related to Treasury Management Services investment spending.

First USA

First USA offers a wide variety of card products, including co-brand, affinity, rewards, business, general purpose, and smart credit cards, as well as stored-value cards. All of these cards carry the respective Visa® or MasterCard® brand names.

With more than 55 million cards in circulation, First USA is the third largest credit card provider in the United States and the largest Visa® credit card issuer in the world. First USA has $68 billion in managed credit card receivables, which includes a portfolio of approximately $6 billion in card receivables which was acquired from Wachovia Corporation ("Wachovia") in 2001. FirstUSA.com is also a leader in online card marketing and customer service, with more than 1.9 million registered users of its website.

First USA offers credit cards for consumers and businesses under the First USA and Bank One names and on behalf of its 1,900 marketing partners. These partners include some of the leading corporations, universities, and affinity organizations in the United States.

(Dollars in millions–managed basis)	2001	2000	1999
Net interest income–FTE	$6,090	$5,835	$6,881
Banking fees and commissions	96	112	N/A
Credit card revenue	1,146	854	N/A
Investment securities gains	–	11	N/A
Trading	–	(1)	N/A
Other income (loss)	120	(230)	N/A
Noninterest income	1,362	746	1,632
Total revenue	7,452	6,581	8,513
Provision for credit losses	3,823	3,637	3,593
Salaries and employee benefits	501	517	N/A
Other expense	1,618	2,422	N/A
Noninterest expense	2,119	2,939	3,204
Operating pretax income–FTE	1,510	5	1,716
Tax expense and FTE adjustment	564	2	581
Operating income	946	3	1,135
Merger and restructuring-related charges, net of tax	(39)	(4)	–
Net income (loss)	$ 907	$ (1)	$1,135
Memo: Net securitization gains (amortization)	(62)	(116)	61
FINANCIAL PERFORMANCE:			
% of average outstandings:			
Net interest income–FTE	9.31%	8.81%	9.97%
Provision for credit losses	5.85	5.49	5.21
Noninterest income	2.08	1.13	2.37
Risk adjusted revenue	5.54	4.45	7.13
Noninterest expense	3.24	4.44	4.64
Pretax income–FTE	2.31	0.01	2.49
Operating income	1.45	–	1.64
Net income	1.39	–	1.64
Return on equity [5]	15	–	19
Efficiency ratio [5]	28	45	38
Headcount–full-time [6]	9,871	10,901	N/A
ENDING BALANCES (in billions):			
Owned	$ 6.8	$ 4.7	$ 4.0
Seller's interest	24.0	22.4	19.7
Loans on balance sheet	30.8	27.2	23.7
Securitized	37.4	39.8	45.7
Loans	68.2	67.0	69.4
Assets	72.7	70.5	N/A
Equity	6.4	6.2	N/A
AVERAGE BALANCES (in billions):			
Owned	$ 6.8	$ 4.8	N/A
Seller's interest	18.8	18.5	N/A
Loans on balance sheet	25.6	23.2	N/A
Securitized	39.8	43.0	N/A
Loans	65.4	66.2	69.0
Assets	68.7	70.0	74.9
Equity	6.3	6.1	6.0

(Dollars in millions)	2001	2000	1999
CREDIT QUALITY (in millions):			
Net charge-offs:			
Credit card–managed	$ 3,823	$ 3,584	$ 3,790
Net charge-off ratios:			
Credit card–managed	5.84%	5.42%	5.49%
12-month lagged [12]	5.77	5.19	N/A
Delinquency ratio:			
–30+ days	4.46	4.51	4.57
–90+ days	1.93	2.02	2.13
Allowance for credit losses	$ 396	$ 197	N/A
Allowance to period-end owned loans	5.82%	4.19%	N/A
OTHER DATA:			
Charge volume *(in billions)*	$ 140.4	$ 142.5	$ 142.7
New accounts opened *(in thousands)*	3,925	3,324	8,108
Cards issued *(in thousands)*	55,554	51,693	64,191
Number of FirstUSA.com customers *(in millions)* [13]	1.9	2.1	N/A

For additional footnote detail see page 28.

(12)   2001 ratio includes Wachovia net charge-offs but excludes Wachovia loans.

(13)   Approximately 1 million registered users were purged in late 2001 due to inactivity.

2001 compared to 2000

First USA reported operating income of $946 million in 2001, up from $3 million in the prior year. Adjusted for $522 million after tax of significant items, 2000 operating income was $525 million. Increased reported operating income reflected lower expenses, the addition of the Wachovia portfolio and higher revenue, partially offset by increased credit costs. The Corporation expects the acquisition of the Wachovia portfolio to add approximately $100 million annually to after tax earnings. The pre-tax return on outstandings was 2.3% in 2001, up from 1.3% in 2000.

Net interest income totaled $6.090 billion, up $255 million, or 4%, from the prior year reflecting lower interest rates and the addition of the Wachovia portfolio, partially offset by lower average outstandings and loan fee income. Average managed outstandings were $65.4 billion, down $800 million, or 1%, from the prior year. End of period managed loans were $68.2 billion, up $1.2 billion from the prior year. First USA opened 3.9 million new accounts during the year, an 18% increase from the prior year. At December 31, 2001, 55.6 million cards were issued.

Noninterest income was $1.362 billion, a $149 million, or 12%, increase from the prior year reflecting the addition of the Wachovia portfolio and increased securitization activity.

The managed provision for credit losses was $3.823 billion, a $221 million, or 6%, increase from the prior year reflecting the addition of the Wachovia portfolio and increased net charge-offs.

Noninterest expense totaled $2.119 billion, a $499 million, or 19%, decrease from the prior year, reflecting lower fraud and operational losses, processing costs and a decrease in internally allocated costs related to a mid-year 2000 change in methodology. The decline from last year also reflected the sale of international operations in the second quarter of 2000. These reductions were partially offset by the addition of the Wachovia portfolio and higher marketing expense.

2000 compared to 1999

First USA reported operating income of $525 million for 2000, down $610 million, or 54%, from 1999. A decline in revenue was partially offset by lower expenses. The 2000 results represented a 1.3% return on outstandings, down from 2.5% in 1999.

Net interest income was $5.835 billion, down $1.046 billion, or 15%, from 1999, reflecting narrower spread, lower late fee revenue, and lower average outstandings. Average managed outstandings for 2000 were $66.2 billion, down 4% from 1999. End of period managed loans declined to $67.0 billion, or 3%. First USA opened 3.3 million accounts in 2000, down 59% from 1999.

Noninterest income was $1.213 billion, down $419 million, or 26%, from 1999, due to decreased securitization activity and higher revenue sharing payments to partnership and affinity groups reflecting the emphasis on these growing customer groups. In addition, lower revenue from fee-based products contributed to the decline as well as the prior year's inclusion of $126 million of non-recurring items.

The provision for credit losses was $3.602 billion, relatively flat with 1999. The charge-off rate decreased slightly to 5.42% from 5.49% in 1999. The 1999 charge-offs included $183 million from the early adoption of the Federal Financial Institutions Examination Council's (FFIEC) revised consumer credit guidelines. At year-end, the managed 30-day and 90-day delinquency rates were 4.51% and 2.02%, respectively, down from 4.57% and 2.13% a year earlier.

Noninterest expense was $2.618 billion, down $586 million, or 18%, from 1999, reflecting a decline in marketing expenses, improved operating efficiencies, lower processing costs, the sale of the international operations, and a decrease in internally allocated costs related to a mid-year 2000 change in methodology. These positive impacts were partially offset by increased fraud and operational losses.

Investment Management

The Investment Management Group (IMG) provides investment, insurance, trust and private banking services to individuals. IMG also provides investment and investment related services, including retirement and custody services, securities lending and corporate trust to institutions.

IMG's registered investment advisory arm, Banc One Investment Advisors, ranks among the nation's top asset managers with more than $142 billion in assets under management. In addition, IMG manages One Group® Mutual Funds, one of the largest mutual fund complexes with 50 funds and more than $83 billion

in assets under management. Performance of the funds continues to remain strong. 88% of the assets are in funds ranked 3 stars or better and 57% of the assets are in funds ranked 4 stars or better by Morningstar.

Private Client Services (PCS) helps manage and build wealth for high net worth clients. PCS provides integrated financial advice and services such as brokerage, investments and alternative asset management, personal trust, private banking, insurance and financial planning through over 600 client advisors.

The Retail Investment Services (RIS) business serves Bank One's retail customer base by delivering investment products and services through 1,800 banking centers in 14 states. RIS teams have more than 3,000 licensed bankers in Bank One retail banking centers to deliver high quality investment and insurance products.

The Global Corporate Trust business ranks among the three largest providers in the country for bond trustee services. These services are provided to governmental and municipal entities, as well as a broad range of middle market and large institutions.

(Dollars in millions)	2001	2000	1999
Net interest income–FTE	$ 427	$ 409	$ 376
Banking fees and commissions	480	354	N/A
Service charges on deposits	17	16	N/A
Fiduciary and investment management fees	751	780	N/A
Other income	11	11	N/A
Noninterest income	1,259	1,161	1,179
Total revenue	1,686	1,570	1,555
Provision for credit losses	38	13	2
Salaries and employee benefits	564	554	N/A
Other expense	488	495	N/A
Noninterest expense	1,052	1,049	1,075
Operating pretax income–FTE	596	508	478
Tax expense and FTE adjustment	222	186	161
Operating income	374	322	317
Merger and restructuring-related charges, net of tax	(12)	–	–
Net income	$ 362	$ 322	$ 317
Memo: Insurance revenues	437.2	357.2	N/A
FINANCIAL PERFORMANCE:			
Return on equity [5]	37%	36%	35%
Efficiency ratio [5]	62	67	69
Headcount–full-time [6]	6,071	6,562	N/A
ENDING BALANCES (in billions):			
Loans	$ 7.2	$ 7.0	N/A
Assets	8.6	8.1	N/A
Demand deposits	2.8	3.3	N/A
Savings	3.3	2.2	N/A
Time	3.2	4.0	N/A
Foreign offices	0.2	0.1	N/A
Total deposits	9.5	9.6	N/A
Equity	1.1	1.0	N/A

(Dollars in millions)	2001	2000	1999
AVERAGE BALANCES (in billions):			
Loans	$ 6.9	$ 6.6	$ 5.7
Assets	8.1	7.6	7.1
Demand deposits	2.0	2.5	N/A
Savings	2.8	1.9	N/A
Time	3.3	4.0	N/A
Foreign offices	0.2	0.2	N/A
Total deposits	8.2	8.5	8.8
Equity	1.0	0.9	0.9
CREDIT QUALITY (in millions):			
Net charge-offs:			
Commercial	$ 27	N/A	N/A
Consumer	7	N/A	N/A
Total net charge-offs	34	N/A	N/A
Net charge-off ratios:			
Commercial	0.81%	N/A	N/A
Consumer	0.19	N/A	N/A
Total net charge-off ratio	0.49	N/A	N/A
Nonperforming assets:			
Commercial	$ 38	$ 36	N/A
Consumer	4	4	N/A
Total nonperforming loans	42	40	N/A
Other including OREO	1	—	N/A
Total nonperforming assets	43	40	N/A
Allowance for credit losses	$ 25	$ 22	N/A
Allowance to period-end loans	0.35%	0.31%	N/A
Allowance to nonperforming loans	60	55	N/A
Nonperforming assets to related assets	0.60	0.57	N/A
ASSETS UNDER MANAGEMENT ENDING BALANCES (in billions):			
Mutual funds	$ 83.5	$ 70.4	$ 64.4
Other	59.1	60.8	64.5
Total	142.6	131.2	128.9
By type:			
Money market	$ 58.5	$ 43.1	N/A
Equity	47.3	53.5	N/A
Fixed income	36.8	34.6	N/A
Total	142.6	131.2	128.9
By channel:			
Private client services	$ 49.7	$ 58.3	N/A
Retail brokerage	9.7	9.1	N/A
Institutional	61.2	47.9	N/A
Commercial cash sweep	9.8	8.6	N/A
All other	12.2	7.3	N/A
Total	142.6	131.2	128.9
Morningstar Rankings:			
Percentage of customer assets in 4 and 5 ranked funds	57%	49%	54%
Percentage of customer assets in 3+ ranked funds	88	99	84
TRUST ASSETS ENDING BALANCES:			
Trust assets under administration *(in billions)*	$352.5	$319.4	N/A

(Dollars in millions)	2001	2000	1999
CORPORATE TRUST SECURITIES ENDING BALANCES:			
Corporate trust securities under administration *(in billions)*	**$988.6**	$751.1	N/A
RETAIL BROKERAGE:			
Mutual fund sales *(in millions)*	**$2,284**	$2,613	N/A
Annuity sales	**2,583**	1,659	N/A
Total sales	**4,867**	4,272	4,077
Number of accounts–end of period *(in thousands)*	**394**	384	349
Market value customer assets–end of period *(in billions)*	**$ 23.4**	$ 23.1	$ 23.4
Number of registered sales representatives	**724**	700	N/A
Number of licensed retail bankers	**3,042**	2,689	N/A
Annuity account value *(in billions)*	**$ 8.7**	$ 6.8	N/A
PRIVATE CLIENT SERVICES:			
Number of Private Client advisors	**641**	747	N/A
Number of Private Client offices	**105**	104	N/A
Client Assets:			
Assets under management *(in billions)*	**$ 49.7**	$ 58.3	N/A
Ending Balances *(in billions)*:			
Loans	**$ 7.0**	$ 6.7	N/A
Deposits	**7.6**	7.2	N/A
Average Balances *(in billions)*:			
Loans	**$ 6.9**	$ 6.4	$ 5.5
Deposits	**7.0**	7.0	7.2

For additional footnote detail see page 28.

2001 compared to 2000

IMG reported operating income of $374 million, up $52 million from the prior year.

Net interest income increased $18 million, or 4%, from the prior year, reflecting a 5% increase in average loans partially offset by narrower deposit spreads and a 4% decrease in average deposits.

Provision for credit losses increased $25 million, principally related to higher net charge-offs resulting from a difficult economic climate and loan growth.

Noninterest income, which is principally fiduciary and investment fees, increased $96 million, or 8%. Beginning in November 2000, fees associated with the administration of the One Group® mutual funds were recorded as revenue, with a corresponding increase in expense. Prior to that, a third-party administrator incurred such fees and expenses, which totaled $80 million in 2000. Excluding the impact of this change, noninterest income increased $16 million reflecting growth in retail brokerage sales offset by lower investment advisory fees on equity assets because of overall market conditions.

Noninterest expense increased $1 million, principally related to expenses of $80 million associated with the administration of the One Group® funds, offset by a decrease in expenses related to tighter cost control, lower headcount and reduced operating losses.

Excluding the expenses associated with the administration of the One Group® funds, noninterest expenses declined 8%.

Assets under management totaled $142.6 billion, up 9% from the end of 2000. One Group® mutual fund assets under management increased 19% to $83.5 billion. One Group® fund performance continued to remain strong, with 88% of these funds rated three stars or higher by Morningstar. Average assets under management increased 3% compared with 2000, driven principally by a 12% increase in One Group® mutual funds.

2000 compared to 1999

IMG reported operating income of $322 million, up $5 million from the prior year.

Net interest income increased $33 million, or 9%, from the prior year, reflecting a 16% increase in average loans partially offset by narrower spreads related to the 3% decrease in average deposits.

Provision for credit losses increased $11 million, principally related to higher net charge-offs and loan growth.

Noninterest income, which is principally fiduciary and investment fees, decreased $16 million, or 1%, due to the sale of a subsidiary in the 1999 second quarter. Excluding the impact of this sale, noninterest income increased 2%, reflecting growth in retail brokerage and insurance volumes and moderate growth in assets under management.

Noninterest expense decreased $24 million, or 2%, also related to the 1999 second quarter sale of a subsidiary. Excluding the impact of this sale, expenses increased 2%, principally related to volume growth in retail brokerage and insurance activities.

Assets under management totaled $131.2 billion, up 2% from the end of 1999. One Group® mutual fund assets under management increased 9% to $70.4 billion. One Group® fund performance continued to remain strong, with 99% of these funds rated three stars or higher by Morningstar. Average assets under management increased 5% compared with 1999, driven principally by a 14% increase in One Group® mutual funds.

Corporate

Corporate includes Treasury, fixed income and principal investment portfolios, unallocated corporate expenses, and any gains or losses from corporate transactions.

(Dollars in millions)	**2001**	2000	1999
Net interest income (expense)–FTE [(14)]	**$ (664)**	$ (458)	$ 166
Banking fees and commissions	**(17)**	N/A	N/A
Credit card revenue	**(1)**	N/A	N/A
Service charges on deposits	**23**	N/A	N/A
Investment securities losses	**(54)**	N/A	N/A
Trading	**(49)**	N/A	N/A
Other income	**304**	N/A	N/A
Noninterest income [(15)]	**206**	16	873
Total revenue (loss)	**(458)**	(442)	1,039
Provision for credit losses	**–**	(2)	(108)
Salaries and employee benefits	**568**	N/A	N/A
Other expense	**(236)**	N/A	N/A
Noninterest expense [(16)]	**332**	1,192	198
Operating pretax income (loss)–FTE	**(790)**	(1,632)	949
Tax expense (benefit) and FTE adjustment	**(381)**	(599)	272
Operating income (loss)	**(409)**	(1,033)	677
Merger and restructuring-related charges, net of tax	**(59)**	(74)	–
Net income (loss)	**$ (468)**	$ (1,107)	$ 677
FINANCIAL PERFORMANCE:			
Headcount–full-time [(6)]	**11,418**	13,303	N/A
ENDING BALANCES (in billions):			
Loans	**$ 0.6**	$ 0.1	N/A
Assets	**50.7**	46.8	N/A
Deposits	**19.6**	30.7	N/A
Equity	**(0.8)**	(1.6)	N/A
AVERAGE BALANCES (in billions):			
Loans	**$ 0.7**	$ 0.4	N/A
Assets	**47.5**	43.9	$ 38.0
Deposits	**24.3**	26.2	18.6
Equity	**(1.1)**	(0.2)	2.9

For additional footnote detail see page 28.

(14) Net interest income primarily includes Treasury results and interest spread on investment related activities.

(15) Noninterest income primarily includes the gains and losses from investment activities and other corporate transactions.

(16) Noninterest expense primarily includes corporate expenses not allocated to the lines of business.

2001 compared to 2000

Corporate reported an operating loss of $409 million for 2001, compared with an operating loss of $1,033 million in 2000. Excluding significant items of $778 million after tax, the operating loss in 2000 was $255 million.

Net interest expense increased to $664 million for 2001 from $464 million in 2000. These results were principally due to changes in the Treasury investment portfolio and an increase in unallocated equity.

Investments, which includes Treasury, fixed income and principal investment portfolios, declined $143 million after tax from 2000 due to market conditions. These results are principally reflected in investment securities gains and losses.

Unallocated corporate expenses were $332 million in 2001 versus $473 million in 2000. The $141 million reduction from 2000 was principally due to increased allocations.

2000 compared to 1999

Corporate reported an operating loss of $255 million in 2000, compared with operating income of $677 million in 1999.

Treasury results worsened in 2000, driven by declining interest rates and the level of unallocated equity and assets. This change was principally reflected in net interest expense, which was $464 million in 2000, compared to net interest income of $166 million for 1999.

Investments results declined $141 million after tax from 1999 principally due to the weakening market for initial public offerings and financial restructurings, and lower gains in the Treasury portfolio.

Noninterest expense was $473 million for 2000, compared with $198 million in 1999. Expenses for 2000 included higher legal expenses, severance-related expenses and other operational losses. Additionally, unallocated corporate expenses increased in 2000 due to the change in allocation methodology.

Significant Items

Results in 2000 included the negative impact of $2.160 billion after tax ($3.329 billion pre-tax) of significant items. The following summarizes significant items recorded in 2000 by each business segment and income statement line, excluding merger and restructuring–related charges:

Business Segments–Table 1

(In millions)	Retail	Commercial	First USA	Investment Management	Corporate	Total
Pretax expense (income)						
Writedown of auto lease residuals	$532					$ 532
Provision for credit losses		$628				628
Repositioning of investment securities portfolio					$ 415	415
Operational and other [1]	2	(18)	$ 56		220	260
Writedown of interest-only strip			354			354
Occupancy and fixed asset related	9	6	11	$(4)	315	337
Writedown of purchased credit card relationship intangibles			275			275
Writedowns primarily related to planned loan sales [2]	167					167
Increase to legal accruals					190	190
Writedown of marketing partnership agreements			121			121
Severance related	10	21	6	4	9	50
Total	$720	$637	$823	$ –	$1,149	$3,329
After tax	$456	$404	$522	$ –	$ 778	$2,160

Income Statement Line–Table 2

(In millions)	Retail	Commercial	First USA	Investment Management	Corporate	Total
Net interest income	$ 14	$ (7)			$ (6)	$ 1
Noninterest income:						
Banking fees and commissions					(1)	(1)
Credit card revenue			$152			152
Service charges on deposits		5				5
Investment securities (gains) losses		(1)			426	425
Trading		44				44
Other income	650	3	315	$ 2	11	981
Total noninterest income	650	51	467	2	436	1,606
Provision for credit losses	11	628	35			674
Noninterest expense:						
Salaries and employee benefits [1]	12	(42)	(4)	(19)	145	92
Occupancy expense	9	6	11		72	98
Other intangible amortization			275	9	36	320
Other	24	1	39	8	466	538
Total noninterest expense	45	(35)	321	(2)	719	1,048
Pretax expense	$720	$637	$823	$ –	$1,149	$3,329

(1) Includes $75 million of incentive accruals reversed in the fourth quarter relating to the full year in which existing plans were adjusted to a pay for performance basis.

(2) At December 31, 2000, Management discontinued its plan to dispose of these loans, and as such, are now considered part of the general portfolio.

During 1999, significant items totaling $880 million pretax ($597 million after-tax) were not allocated to specific business segments. These items included charges of $722 million for merger and restructuring costs, $321 million for asset impairments, valuation adjustments and other charges, and $197 million for provision for credit losses primarily associated with the implementation of the FFIEC's revised consumer credit guidelines. These charges were partially offset by gains of $111 million and $249 million, respectively, from the sale of Concord and the Indiana divestitures.

Below is a reconciliation of managed 2000 actual results with results adjusted for significant items:

2000 Significant Items – Table 3 – Managed Basis

(In millions)	2001 Actual	2000 Actual	2000 Adjustments	2000 Adjusted	1999 Actual	2001 Actual vs. 2000 Adjusted		2000 Adjusted vs. 1999 Actual	
Consolidated									
Net interest income	**$13,580**	$13,506	$ (1)	$13,507	$14,457	$ 73	1%	$ (950)	(7)%
Noninterest income	**5,843**	3,895	(1,606)	5,501	6,642[1]	342	6	(1,141)	(17)
Provision for credit losses	**5,941**	6,735	674	6,061	4,514[1]	(120)	(2)	1,547	34
Noninterest expense	**9,200**	11,447	1,048	10,399	10,936[1]	(1,199)	(12)	(537)	(5)
Operating income (loss)	**2,904**	(409)	(2,160)	1,751	3,830[1]	1,153	66	(2,079)	(54)
Merger and restructuring-related, net of tax	**(222)**	(102)	–	(102)	(351)	(120)	N/M	249	71
Net income (loss)	**2,638[2]**	(511)	(2,160)	1,649	3,479	989	60	(1,830)	(53)
Retail									
Net interest income	**5,025**	4,895	(14)	4,909	4,379	116	2	530	12
Noninterest income	**1,442**	618	(650)	1,268	1,541	174	14	(273)	(18)
Provision for credit losses	**1,010**	870	11	859	415	151	18	444	N/M
Noninterest expense	**3,477**	3,995	45	3,950	3,933	(473)	(12)	17	–
Operating income (loss)	**1,272**	414	(456)	870	1,041	402	46	(171)	(16)
Merger and restructuring-related, net of tax	**(66)**	(25)	–	(25)	–	(41)	N/M	(25)	N/M
Net income	**1,206**	389	(456)	845	1,041	361	43	(196)	(19)
Commercial Banking									
Net interest income	**2,702**	2,825	7	2,818	2,655	(116)	(4)	163	6
Noninterest income	**1,574**	1,354	(51)	1,405	1,248	169	12	157	13
Provision for credit losses	**1,070**	2,217	628	1,589	436	(519)	(33)	1,153	N/M
Noninterest expense	**2,220**	2,272	(35)	2,307	2,208	(87)	(4)	99	4
Operating income (loss)	**721**	(115)	(404)	289	906	432	N/M	(617)	(68)
Merger and restructuring-related, net of tax	**(46)**	1	–	1	–	(47)	N/M	1	N/M
Net income (loss)	**675**	(114)	(404)	290	906	385	N/M	(618)	(68)
First USA									
Net interest income	**6,090**	5,835	–	5,835	6,881	255	4	(1,046)	(15)
Noninterest income	**1,362**	746	(467)	1,213	1,632	149	12	(419)	(26)
Provision for credit losses	**3,823**	3,637	35	3,602	3,593	221	6	9	–
Noninterest expense	**2,119**	2,939	321	2,618	3,204	(499)	(19)	(586)	(18)
Operating income (loss)	**946**	3	(522)	525	1,135	421	80	(610)	(54)
Merger and restructuring-related, net of tax	**(39)**	(4)	–	(4)	–	(35)	N/M	(4)	N/M
Net income (loss)	**907**	(1)	(522)	521	1,135	386	74	(614)	(54)
Investment Management									
Net interest income	**427**	409	–	409	376	18	4	33	9
Noninterest income	**1,259**	1,161	(2)	1,163	1,179	96	8	(16)	(1)
Provision for credit losses	**38**	13	–	13	2	25	N/M	11	N/M
Noninterest expense	**1,052**	1,049	(2)	1,051	1,075	1	–	(24)	(2)
Operating income (loss)	**374**	322	–	322	317	52	16	5	2
Merger and restructuring-related, net of tax	**(12)**	–	–	–	–	(12)	N/M	–	–
Net income	**362**	322	–	322	317	40	12	5	2
Corporate									
Net interest income (expense)	**(664)**	(458)	6	(464)	166	(200)	(43)	(630)	N/M
Noninterest income	**206**	16	(436)	452	873	(246)	(54)	(421)	(48)
Provision for credit losses	**–**	(2)	–	(2)	(108)	2	N/M	106	98
Noninterest expense	**332**	1,192	719	473	198	(141)	(30)	275	N/M
Operating income (loss)	**(409)**	(1,033)	(778)	(255)	677	(154)	(60)	(932)	N/M
Merger and restructuring-related, net of tax	**(59)**	(74)	–	(74)	–	15	20	(74)	N/M
Net income (loss)	**(468)**	(1,107)	(778)	(329)	677	(139)	(42)	(1,006)	N/M

N/M–Not meaningful.

(1) Consolidated noninterest income, provision for credit losses, and noninterest expense include $(169) million, $176 million, and $319 million, respectively, of significant items that were not allocated to specific business segments. Excluding these amounts segment operating income was $4,076 million.

(2) Consolidated results for 2001 include $44 million after tax of cumulative effect of change in accounting principle not allocated to specific business segments.

CONSOLIDATED RESULTS

Net Interest Income

Net interest income includes spreads on earning assets as well as items such as loan fees, cash interest collections on problem loans, dividend income, interest reversals, and income or expense on derivatives used to manage interest rate risk.

In order to understand fundamental trends in net interest income, average earning assets and net interest margins, it is useful to analyze financial performance on a managed portfolio basis, which adds data on securitized loans to reported data on loans as presented below:

YEAR ENDED DECEMBER 31	2001	2000	1999
(Dollars in millions)			
Managed:			
Net interest income–			
FTE basis	$ 13,580	$ 13,506	$ 14,457
Average earning assets	277,672	284,035	269,237
Net interest margin	4.89%	4.76%	5.37%
Reported:			
Net interest income–			
FTE basis	$ 8,769	$ 8,974	$ 9,142
Average earning assets	237,869	241,058	223,539
Net interest margin	3.69%	3.72%	4.09%

2001 compared to 2000

On a managed basis, net interest income increased modestly in 2001 relative to 2000. The earnings benefit derived from falling interest rates was partially offset by lower earning assets. The decline in average earning assets was largely due to efforts to reduce commercial credit exposure, brokered home equity loan and auto lease outstandings, and also reflected lower credit card receivables. As represented by the year-over-year improvement in net interest margin, overall balance sheet profitability improved. This reflected the reduction in low margin commercial credits, more disciplined pricing in the consumer loan sector, and increases in the percentage of funding provided by core retail deposits and net free funds.

On a reported basis, net interest income was slightly below that reported in 2000, largely due to lower earning assets as mentioned above.

2000 compared to 1999

Lower average credit card outstandings, lower fee revenues and narrower spread on credit card loans were the most significant causes of the decline in both the net interest income and related margin in 2000. Lower average credit card outstandings and fee revenues reflected customer attrition and reduced new account origination, while narrower spread reflected higher funding costs in 2000. Competitive pricing pressures in Corporate Banking and Middle Market Banking and higher nonperforming loans reduced margins slightly in the commercial loan portfolio.

During 2000, net interest income declined, reflecting a lower level of loans and the cost of carrying a higher level of nonperforming assets.

On a reported basis, net interest margin was 3.72% in 2000, compared with 4.09% in 1999. The decrease in net interest margin in 2000 was related to lower credit card spreads as well as a less favorable earning asset mix.

Noninterest Income

The components of noninterest income for the periods indicated are:

(Dollars in millions)				% Change	
YEAR ENDED DECEMBER 31	**2001**	2000	1999	2001-2000	2000-1999
Banking fees and commissions	**$1,731**	$1,537	$1,502	13%	2%
Credit card revenue	**1,395**	1,104	1,363	26	(19)
Service charges on deposits	**1,449**	1,310	1,283	11	2
Fiduciary and investment management fees	**754**	783	793	(4)	(1)
Investment securities gains (losses)	**(66)**	(235)	509	72	N/M
Trading	**220**	134	147	64	(9)
Other income (loss)	**360**	(738)	685	N/M	N/M
Gain on Indiana divestitures	**–**	–	249	N/M	N/M
Gain on sale of Concord	**–**	–	111	N/M	N/M
Managed noninterest income	**$5,843**	$3,895	$6,642	50%	(41)%

N/M–Not meaningful.

In order to provide more meaningful trend analysis, credit card revenue and total noninterest income in the above table are shown on a managed basis. Credit card fee revenue excludes the net interest revenue associated with securitized credit card receivables. Components of noninterest income that are primarily related to a single business segment are discussed within that business segment rather than the consolidated section.

2001 compared to 2000

Managed banking fees and commissions increased by $194 million, or 13%, compared to 2000 levels. This increase was primarily the result of increased annuity sales and fees associated with the in-house administration of the One Group® mutual funds, which the Corporation began recording as revenue in the 2000 fourth quarter. Additionally, this increase reflects growth in retail brokerage sales.

Managed credit card revenue increased $291 million, or 26%, in 2001 when compared to 2000. This improvement was due to the third quarter addition of the Wachovia portfolio and significant items recorded in 2000 (see table 2 on page 41).

Service charges on deposits increased $139 million, or 11%, in 2001 when compared to 2000. A lower rate environment produced a shift to the payment of fees from net interest income due to the lower value ascribed to customers' compensating deposit balances.

Fiduciary and investment management fees declined by $29 million, or 4%, in 2001 compared to levels maintained in 2000. This reduction was as a result of lower investment advisory fees on equity assets because of overall market conditions.

Investment securities losses were $66 million for 2001 due to principal investment losses and lower market valuations, partially offset by the gains on sale of fixed income securities. This was an improvement from 2000 when investment securities portfolios

activity produced a loss of $235 million. This loss occurred when significant items were recorded in the second quarter of 2000 (see table 2 on page 41).

Trading produced gains of $220 million, an increase of $86 million, or 64%, when compared to 2000. This improvement was due to significant items recorded in 2000 (see table 2 on page 41) and market value gains.

Other income in 2001 was $360 million compared to a $738 million loss in 2000. This improvement over last year was predominately due to significant items recorded in 2000 (see table 2 on page 41).

2000 compared to 1999

Banking fees and commissions increased 2% in 2000, compared with the 1999 levels, as higher loan syndication fees were partially offset by lower leasing fees for auto loans.

Managed credit card revenue declined 19% to $1.104 billion in 2000 as compared to 1999, reflecting a decline in managed credit card receivables as well as writedowns for certain affinity partnership agreements included in the 2000 significant items (see table 2 on page 41).

Service charges on deposit accounts, which include deficient balance fees, increased 2% reflecting growth in cash management fees, due in part to the extensive cross selling of product offerings, which was supported by enhanced product features and functionality of the core treasury management services provided to customers on a national basis.

Fiduciary and investment management fees decreased slightly in 2000 as compared to 1999, as fee growth from traditional trust products and services, investment management activities and shareholder services was offset by the absence of revenues from certain unprofitable account relationships exited in 2000.

Investment securities portfolio activities produced a loss of $235 million in 2000 as compared to $509 million of net gains in 1999, primarily as the result of the repositioning of the Corporation's investment portfolio in the 2000 second quarter (see table 2 on page 41) and lower principal valuations.

Trading results declined slightly to $134 million in 2000 compared with $147 million in 1999 as improved foreign exchange trading was offset by a decline in revenue generated from interest rate derivatives.

Other activities generated losses of $738 million in 2000, compared with $685 million of income in 1999. Net securitization amortization in 2000 totaled $116 million, compared with net gains of $61 million in 1999. Asset impairment writedowns associated with credit card interest-only strip securities were $432 million for 2000 compared to $40 million for 1999. These writedowns were driven by the narrower margin and increased attrition based on the earnings decline in the credit card business. Auto residual losses totaled $757 million for 2000, compared with $167 million for 1999. Included in these losses were charges of $552 million ($532 million significant items) and $100 million in 2000 and 1999, respectively, for asset valuation adjustments.

Noninterest Expense

The components of noninterest expense for the periods indicated are:

(Dollars in millions)				% Change	
YEAR ENDED DECEMBER 31	2001	2000	1999	2001-2000	2000-1999
Salaries and employee benefits:					
Salaries	$ 3,638	$ 3,949	$ 3,925	(8)%	1%
Employee benefits	560	653	603	(14)	8
Total salaries and employee benefits	4,198	4,602	4,528	(9)	2
Occupancy expense	686	872	703	(21)	24
Equipment expense	457	593	667	(23)	(11)
Outside service fees and processing	1,178	1,537	1,771	(23)	(13)
Marketing and development	862	900	1,235	(4)	(27)
Telecommunication	407	411	334	(1)	23
Other intangible amortization	97	410	168	(76)	N/M
Goodwill amortization	69	70	69	(1)	1
Other	1,246	2,052	1,461	(39)	40
Total noninterest expense before merger- and restructuring-related charges	9,200	11,447	10,936	(20)	5
Merger and restructuring-related charges	351	161	554	N/M	(71)
Total noninterest expense [1]	$ 9,551	$11,608	$11,490	(18)	1
Employees	73,519	80,778	87,735	(9)	(8)
Efficiency ratio–managed basis	49.2%	66.7%	54.5%		

N/M–Not meaningful.

(1) Certain expenses have been reclassified from salaries to other expenses in all periods.

Components of noninterest expense that are primarily related to a single business segment are discussed within that business segment rather than the consolidated section.

2001 compared to 2000

Salary and benefit costs were $4.198 billion in 2001, down 9% from $4.602 billion in 2000. This decline was attributed to expense savings from reduced headcount and cost reductions associated with the modification of the Corporation's benefit plans.

Occupancy expense declined in 2001 by $186 million, or 21%, from 2000 levels. The decrease in 2001 was the result of less occupied space.

Equipment expense in 2001 decreased $136 million compared to the previous year. Reduced furniture and equipment rental along with lower maintenance and depreciation expense was primarily the reason for the 23% decline.

Outside service fees and processing expense also declined in 2001 compared to a year ago. The majority of the 23% decline was attributed to a reduction in consulting expense and the benefits from contract renegotiations and other waste-reduction initiatives.

For 2001, marketing and development expense decreased $38 million, or 4%, compared to 2000 as continued expense reductions in the Retail line of business more than offset increased expenditures for First USA.

Other intangible amortization expense decreased by $313 million, or 76%, from a year ago, predominately due to significant items recorded in 2000 (see table 2 on page 41).

Other expense was reduced by $806 million, or 39%, when compared to the year 2000. This decrease was primarily due to significant items recorded in 2000 (see table 2 on page 41). This reduction also reflects the continuation of the Corporation's waste-reduction initiatives to lower expenses for such items as travel, entertainment and other miscellaneous items, which was partially offset by system conversion costs. The Corporation successfully converted the Texas/Louisiana deposit system during the 2001 third quarter and the Arizona/Utah deposit system in the 2001 fourth quarter and is working to complete the remaining system conversions around year-end 2002.

The Corporation recorded a $354 million pre-tax restructuring-related charge in the 2001 fourth quarter for additional real estate and severance costs to accomplish more rapid expense reductions, accelerated systems conversions and other consolidations.

2000 compared to 1999

Salary and benefit costs were $4.602 billion in 2000, up 2% from $4.528 billion in 1999. The increase was due to higher salary levels, partially offset by reduced headcount and lower incentive compensation in 2000.

Occupancy expense in 2000 was up $169 million, or 24%, from 1999 levels. This increase included $98 million of the $337 million significant item (see table 2 on page 41) related to writedowns concerning vacant space and other occupancy-related matters.

Equipment expense decreased 11% in 2000 from 1999, primarily due to reduced furniture and equipment rental and lower maintenance and depreciation expense.

Outside service fees and processing expense decreased 13% compared to 1999. A portion of the decrease in 2000 reflected consulting and implementation costs incurred to support Year 2000 readiness, as well as other development, technology and reengineering initiatives in various businesses in 1999. The 2000 decrease also included benefits from the Corporation's waste-reduction initiatives.

Marketing and development expense decreased 27% in 2000 from 1999. Credit card marketing efforts accounted for much of the fluctuations in this period.

Other intangible amortization expense included $288 million and $21 million of additional writedowns in purchased credit card relationships in 2000 and 1999, respectively. In 2000, $275 million of these writedowns is included in table 1 on page 41.

Other expense increased $591 million in 2000 compared with 1999, primarily relating to $538 million of significant items recorded in 2000 (see table 2 on page 41). These charges included $190 million increase to the legal reserve to cover increased corporate and business litigation exposure, approximately $85 million of fixed assets and software write-offs, as well as miscellaneous and operational errors.

Applicable Income Taxes

The Corporation's income (loss) before income taxes and cumulative effect of change in accounting principle, as well as applicable income tax expense (benefit) and effective tax rate for each of the past three years follows:

(Dollars in millions)	2001	2000	1999
Income (loss) before income taxes and the cumulative effect of change in accounting principle	$3,800	$(1,080)	$4,974
Applicable income taxes (benefits)	1,118	(569)	1,495
Effective tax rate	29.4%	52.7%	30.1%

Applicable income tax expense (benefit) for all three years included benefits for tax-exempt income, tax-advantaged investments and general business tax credits offset by the effect of nondeductible expenses, including goodwill. In the case of a loss before income taxes and the cumulative effect of change in accounting principle, the effect of the net tax benefits described above is to increase, rather than decrease, the effective rate of tax. This is the primary reason for the difference in effective tax rates between 2000 and the other years presented. More detail on income taxes can be found in Note 20 to the consolidated financial statements beginning on page 90.

RISK MANAGEMENT

Risk is an inherent part of the Corporation's businesses and activities. The Corporation's ability to properly and effectively identify, assess, monitor and manage risk in its business activities is critical to its soundness and profitability. The diversity of the Corporation's lines of business helps reduce the impact that volatility in any particular area has on its operating results as a whole.

The risk management process of the Corporation is dynamic and requires effective communication between lines of business and corporate-level departments, as well as judgment and knowledge of specialized products and markets. The Corporation's risk management activities consider both on- and off-balance sheet exposure. The Corporation's Senior Management takes an active role in the risk management process and has developed policies and procedures that require specific functions to assist in the identification, assessment and control of various risks. In recognition of the nature of Bank One's business activities, the Corporation's risk management policies, procedures and methodologies are subject to ongoing review and modification.

Overall risk management policies for the Corporation are established by the Corporate Risk and Capital Committee, which reviews the Corporation's performance relative to these policies. The Corporate Risk and Capital Committee has responsibility for various risk committees of the Corporation's lines of business and assists the Audit and Risk Management Committee of the Board of Directors in monitoring Bank One's policies and guidelines for risk management. The Audit and Risk Management Committee reviews risk management policies and procedures, and receives regular updates regarding the Corporation's compliance with these policies and procedures, including credit, market, liquidity, and operational risks. Individual line of business committees monitor and review their respective line of business compliance with the Corporation's risk management practices. These committees manage specific risks, sales practices, pricing, allowance adequacy, legal enforceability, and operational and systems risks.

Corporate Risk Management, Finance, Law, Compliance and Government Relations also assist Senior Management and the Corporate Risk and Capital Committee in monitoring and controlling the Corporation's risk profile. Corporate Risk Management is responsible for risk policy development and overseeing implementation, risk analysis, and risk reporting to Senior Management. The Corporate Risk and Capital Committee has responsibility for monitoring aggregate market and credit risk. The Corporation's Asset/Liability Committee ("ALCO") has direct oversight responsibility for the Corporation's liquidity position and periodically updates the Audit and Risk Management Committee. Corporate Audit periodically examines and evaluates the Corporation's operations and control environment. The Corporation remains committed to employing qualified personnel with appropriate expertise to implement effectively the Corporation's risk management and monitoring systems.

The Corporation's business activities generate liquidity, market, credit and operational risks:
- Liquidity risk is the risk that the Corporation is unable to meet all current and future financial obligations in a timely manner.
- Market risk is the risk that changes in future market rates or prices will make the Corporation's positions less valuable.
- Credit risk is the risk of loss from borrowers and counterparties' failure to perform according to the terms of a transaction.
- Operational risk, among other things, includes the risk of loss due to errors in product and service delivery, failure of internal controls over information systems and accounting records, and internal and external fraud.

LIQUIDITY RISK MANAGEMENT

Liquidity is managed to preserve stable, reliable and cost-effective sources of cash to meet all current and future financial obligations. At Bank One, strong liquidity is provided by a variety of sources including:
- A portfolio of liquid assets, comprised of federal funds sold, deposit placements and marketable securities.
- A large customer deposit base arising through the Corporation's Commercial Banking and Retail business activities.
- A diversified mix of short- and long-term funding sources from the wholesale financial markets.
- Significant borrowing capacity at the Federal Reserve Discount Window.

Bank One is an active participant in the global financial markets through which it obtains a significant amount of funding. These markets serve as a cost-effective source of funds and are a critical component of the Corporation's liquidity management. Decisions to access these markets are based upon relative costs, prospective views of balance sheet growth, and a targeted liquidity profile. A disruption in the financial markets could limit access to liquidity for the Corporation.

The Corporation's ability to maintain regular access to competitively priced wholesale funds is fostered by strong debt ratings from the major credit rating agencies. Management views the following factors as critical to retaining high credit ratings:
- Strong capital ratios and credit quality
- A stable, diverse earnings stream
- Diversity of liquidity sources
- Strong liquidity monitoring procedures

At December 31, 2001, the Corporation and its principal banks had the following long- and short-term debt ratings:

	Short-Term Debt		Senior Long-Term Debt	
	S & P	Moody's	S & P	Moody's
The Corporation (Parent)	A-1	P-1	A	Aa3
Principal Banks	A-1	P-1	A+	Aa2

Treasury is responsible for measuring and managing the liquidity profile with oversight from ALCO. A combination of daily, weekly and monthly reports provided to Senior Management detail the following:

- Internal liquidity risk metrics
- Composition and level of the liquid asset portfolio
- Timing differences in short-term cash flow obligations
- Available pricing and market access to the financial markets for capital, term-debt and securitization transactions
- Exposure to contingent draws on the Corporation's liquidity

The Corporation monitors and manages liquidity considering both on- and off-balance sheet exposures. On-balance sheet liquidity is impacted by balance sheet growth, level and mix of customer deposits, and access to wholesale funding. In the normal course of business, the Corporation enters into certain forms of off-balance sheet transactions, including credit card securitizations, unfunded loan commitments and letters of credit. These transactions are managed through the Corporation's various risk management processes. Liquidity facilities provided to Bank One administered and third party administered specialized financing entities might require funding if the Corporation's short-term rating were to fall to A-2 or P-2. Credit card securitizations would be subject to early amortization if certain performance measures of the issuing trust are not maintained. Either event would result in additional funding requirements for the Corporation.

MARKET RISK MANAGEMENT

Overview

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. The portfolio effect of diverse trading activities helps reduce market risk. Through its trading activities, the Corporation strives to take advantage of profit opportunities available in interest and exchange rate movements. In asset and liability management activities, policies are in place to closely manage structural interest rate and foreign exchange rate risk. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 23 to the consolidated financial statements beginning on page 93.

Trading Activities

The Corporation's trading activities are primarily customer-oriented. Cash instruments are bought and sold to satisfy customers' investment needs. Derivative contracts are initially entered into to meet the risk management needs of customers. The Corporation enters into subsequent transactions to manage the level of risk in accordance with approved limits. In order to accommodate customers, an inventory of capital markets instruments is carried, and access to market liquidity is maintained by making bid-offer prices to other market makers. The Corporation may also take proprietary trading positions in various capital markets cash instruments and derivatives, and these positions are designed to profit from anticipated changes in market factors.

Many trading positions are kept open for brief periods of time, often less than one day. Other positions may be held for longer periods. Trading positions are carried at estimated fair value. Realized and unrealized gains and losses on these positions are included in noninterest income as trading.

Value-At-Risk

The Corporation has developed policies and procedures to manage market risk in its trading activities through a value-at-risk measurement and control system, a stress testing process and dollar trading limits. The objective of this process is to quantify and manage market risk in order to limit single and aggregate exposures. Dollar trading limits are subject to varying levels of approval by senior line of business management, with review by Corporate Market Risk Management. Corporate Market Risk Management works with various line of business personnel in refining and monitoring market risk policies and procedures, and is the primary oversight unit for market risk arising from line of business activities creating market risk for the Corporation.

For trading portfolios, value-at-risk measures the maximum fair value the Corporation could lose on a trading position, given a specified confidence level and time horizon. Value-at-risk limits and exposures are monitored daily for each significant trading portfolio. Stress testing is similar to value-at-risk except that the confidence level is geared to capture more extreme, less frequent market events.

The Corporation's value-at-risk calculation measures potential losses in fair value using a 99% confidence level and a one-day time horizon. This equates to 2.33 standard deviations from the mean under a normal distribution. This means that, on average, daily profits and losses are expected to exceed value-at-risk one out of every 100 overnight trading days. Value-at-risk is calculated using a statistical model applicable to cash and derivative positions, including options.

Average, high and low of the value-at-risk measurements for 2001 and 2000, along with value-at-risk amounts at December 31, 2001 and December 31, 2000 are:

| | **2001** | | | |
(In millions)	Average	High	Low	Dec. 31
Risk type				
Interest rate	**$11**	**$15**	**$8**	**$11**
Currency exchange rate	**1**	**4**	**–**	**–**
Equity	**1**	**4**	**–**	**1**
Aggregate trading portfolio				
market risk				**$12**

| | 2000 | | | |
(In millions)	Average	High	Low	Dec. 31
Risk type				
Interest rate	$11	$15	$7	$7
Currency exchange rate	1	1	–	1
Equity	1	2	1	1
Aggregate trading portfolio				
market risk				$9

Interest rate risk was the predominant type of market risk incurred during 2001. At December 31, 2001, approximately 90% of primary market risk exposures were related to interest rate risk. Currency exchange rate, equity and commodity risks accounted for 3%, 6% and 1%, respectively, of primary market risk exposures.

U.S. Treasury, corporate, asset-backed, municipal, and mortgage-backed securities generated 75% of interest rate risk. Interest rate derivatives accounted for 22% of interest rate risk, while the remaining 3% was derived primarily from money market and foreign exchange trading activities.

Foreign exchange spot, forward and option trading generated 100% of the currency exchange rate risk. Of the currency exchange rate risk arising from these activities, 55% related to major currency exposures and 45% to minor currencies.

Equity derivatives trading and off-setting cash positions generated 100% of equity price risk.

At December 31, 2001, aggregate portfolio market risk exposures were 33% higher than at year-end 2000. The majority of this increase was due to increased market risk in various trading books.

Structural Interest Rate Risk Management

Interest rate risk exposure in the Corporation's core non-trading business activities, i.e., asset/liability management ("ALM") position, is a result of reprice, option, and basis risks associated with on- and off-balance sheet positions. Reprice risk represents timing mismatches in the Corporation's ability to alter contractual rates earned on financial assets or paid on liabilities in response to changes in market interest rates. Basis risk refers to the potential for changes in the underlying relationship between market rates or indices, which subsequently result in a narrowing of the spread earned on a loan or investment relative to its cost of funds. Option risk arises from "embedded options" present in many financial instruments such as interest rate options, loan prepayment options and deposit early withdrawal options. These provide customers and investors opportunities to take advantage of directional changes in rates, which could have an adverse impact on the Corporation's margin performance. Embedded options are complex risk positions that are difficult to predict and offset, and are a large component of the interest rate risk exposure to the Corporation.

The Corporation has established risk measures, limits, policy guidelines and internal control mechanisms (collectively referred to as the Interest Rate Risk Policy) for managing the overall ALM position, including both on- and off-balance sheet positions. Responsibility for the management of interest rate risk resides with Treasury with oversight by the Corporation's ALCO. Business unit management is responsible for understanding their interest rate risk, while the Corporation controls and monitors this risk centrally.

The ALM position is measured using sophisticated risk management tools, including earnings simulation modeling and economic value of equity sensitivity analysis, to capture near-term and longer-term interest rate risk exposures. Senior Management is regularly apprised of the risks associated with the ALM position, with exposures tested under multiple rate and yield curve scenarios. The Corporation balances the return potential of the ALM position against the desire to limit volatility in earnings and/or economic value.

Earnings simulation analysis, or earnings-at-risk, measures the sensitivity of pretax earnings to various interest rate movements. The base-case scenario is established using current interest rates. The comparative scenarios assume an immediate parallel shock in increments of ± 100 basis point rate movements. Numerous other scenarios are analyzed, including more gradual rising or declining rate changes and non-parallel rate shifts. Estimated earnings for each scenario are calculated over multiple years. The interest rate scenarios are used for analytical purposes and do not necessarily represent Management's view of future market movements. Rather, these are intended to provide a measure of the degree of volatility interest rate movements may introduce into the earnings and economic value of the Corporation.

The Corporation's 12-month pretax earnings sensitivity profile as of year-end 2001 and 2000 is as follows:

	Immediate Change in Rates	
(In millions)	-100 bp	+100 bp
December 31, 2001	**$174**	**$(341)**
December 31, 2000	$ 29	$ 5

The increase in earnings sensitivity during the year reflects an increase in the duration of the Corporation's earning assets, in part driven by management actions taken in anticipation of declining short-term interest rates.

Modeling the sensitivity of earnings to interest rate risk is highly dependent on numerous assumptions embedded in the model. While the earnings sensitivity analysis incorporates Management's best estimate of interest rate and balance sheet dynamics under various market rate movements, the actual behavior and resulting earnings impact will likely differ from that projected. For mortgage-related assets, the earnings simulation model captures the expected prepayment behavior under changing interest rate environments. Additionally, the model measures the impact of interest rate caps and floors on adjustable-rate loan products. Assumptions and methodologies regarding the interest rate or balance behavior of indeterminate maturity products, e.g., credit card receivables, savings, money market, NOW and demand deposits reflect Management's best estimate of expected future behavior. Sensitivity of service fee income to market interest rate levels, such as those related to cash management products, is included as well. The earnings sensitivity profile does not reflect potential differences in the timing of income recognition on transactions that were designed to have an offsetting economic effect. For example, the interest-only strip recorded in conjunction with a credit card securitization may be subsequently subject to the accounting recognition of impairment due to adverse changes in market interest and payment rates while the income or expense on offsetting asset and liability positions are recorded on an accrual basis.

In addition to the earnings sensitivity analysis described above, Management uses an economic value of equity sensitivity technique to capture the risk in both short- and long-term positions. This analysis involves calculating future cash flows over the full life of all current assets, liabilities and off-balance sheet positions under different rate scenarios. The discounted present value of all cash flows represents the Corporation's economic value of equity. The sensitivity of this value to shifts in the yield curve allows Management to measure longer-term repricing and option risk in the portfolio. Interest rate risk in trading activities and other activities, including certain overseas balance sheet positions, is managed principally as trading risk.

Foreign Exchange Risk Management

Whenever possible, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. If a liability denominated in the same currency is not immediately available or desired, a forward foreign exchange or cross-currency swap contract is used to hedge the risk due to cross-currency funding.

To minimize the capital impact of translation gains or losses measured on an after-tax basis, the Corporation uses forward foreign exchange contracts to hedge the exposure created by non-U.S. dollar investments in overseas branches and subsidiaries.

CREDIT RISK MANAGEMENT

The Corporation is exposed to the risk that borrowers or counterparties may default on their obligations to the Corporation. These transactions create credit exposure that is reported both on- and off- balance sheet. On-balance sheet credit exposure includes such items as loans. Off-balance sheet credit exposure includes unfunded credit commitments and other credit-related financial instruments. Credit exposures resulting from derivative financial instruments are discussed in the "Derivative Financial Instruments" section beginning on page 61.

The Corporation's Risk and Capital Committee has developed policies to manage the level and composition of risk in its credit portfolio, and reviews the Corporation's performance relative to those policies. The objective of this credit risk management process is to quantify and manage credit risk on an aggregate portfolio basis as well as to reduce the risk of loss resulting from an individual customer default. Corporate Risk Management works with lending officers and line of business personnel involved in credit decision making and is involved in the implementation, refinement, and monitoring of the Corporation's credit policies and procedures. Credit limits are subject to varying levels of approval by senior line of business management and Corporate Risk Management.

In order to meet its credit risk management objectives, the Corporation maintains a risk profile that is diverse in terms of borrower concentrations, product-type, and industry and geographic concentrations. Additional diversification of the Corporation's exposure is accomplished through syndication of credits, participations, loan sales, securitizations, credit derivatives and other risk-reduction measures.

Consumer Credit Risk Management (Including Credit Card and Retail)

The Corporation's consumer risk management process utilizes sophisticated risk assessment tools, including credit scoring, across the life cycle of each type of loan product, including credit cards, loans secured by real estate, vehicle loans and leases, and other unsecured loans. These tools are used to target product and price offerings to best match the consumer risk profile to identify consumers whose risk profile has deteriorated for proactive risk mitigation efforts, and to initiate portfolio-wide risk management strategies to ensure that the portfolios remain within Management-defined risk tolerance levels.

Management of consumer lines of business continues to proactively manage the risk/reward relationship of each consumer loan portfolio segment such that these businesses are positioned to achieve profitability targets and required rates of return on investment.

Commercial Credit Risk Management

The Corporation's commercial risk management process utilizes enterprise policies focused on origination, portfolio management and managed asset related activities. This risk management framework establishes approval authorities and related processes, risk rating methodologies, portfolio review parameters and management of problem loans. Line of business Senior Management and Corporate Risk Management are actively engaged in these activities as well as continuously exploring methods to improve commercial risk management.

Management of the Commercial Banking line of business continues to proactively manage the risk/reward relationship of each commercial relationship and portfolio segment such that these businesses are positioned to achieve profitability targets and required rates of return.

Within the Commercial Banking portfolio, borrowers/transactions are assigned specific obligor risk ratings (on a scale from 1–20, and facility rating 1-8 based upon collateral supporting the transaction) by the originating credit officer based upon an established underwriting and approval process. Approvals are made based upon the amount of credit exposure inherent in the credit extension and are reviewed by senior line of business management and Corporate Risk Management, as appropriate. Risk ratings are reviewed periodically by senior line of business personnel and Corporate Risk Management and revised, if needed, to reflect the borrowers'/transactions' current risk profile. The

lower categories of credit risk are equivalent to the four bank regulatory classifications: Special Mention, Substandard, Doubtful and Loss.

The Corporation occasionally enters into credit derivatives as one method of credit protection against the deterioration of identified credit risk on loans and loan commitments. At December 31, 2001, credit derivatives were in place to cover approximately $3.3 billion in notional commercial credit exposure. Realized and unrealized gains and lossses on credit derivatures are recorded in noninterest income as trading.

OPERATIONAL RISK MANAGEMENT

The Corporation is exposed to numerous types of operational risk. Operational risk generally refers to the risk of loss resulting from the Corporation's operations, including, but not limited to, the risk of fraud by employees or persons outside the Corporation, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems, and breaches of the internal control system and compliance requirements. This risk of loss also includes the potential legal actions that could arise as a result of the operational deficiency or as a result of noncompliance with applicable regulatory standards.

The Corporation operates in many different businesses in diverse markets and places reliance on the ability of its employees and systems to process a high number of transactions. In the event of a breakdown in the internal control systems, improper operation of systems or improper employee actions, the Corporation could suffer financial loss, face regulatory action and suffer damage to its reputation. In order to address this risk, Management maintains a system of internal controls with the objective of providing proper transaction authorization and execution, safeguarding of assets from misuse or theft, and ensuring the reliability of financial and other data.

The Corporation maintains systems of controls that provide Management with timely and accurate information about the operations of Bank One. These systems have been designed to manage operational risk at appropriate levels given the Corporation's financial strength, the environment in which it operates, and considering factors such as competition and regulation. Bank One has also established procedures that are designed to ensure that policies relating to conduct, ethics and business practices are followed on a uniform basis. In certain cases, the Corporation has experienced losses from operational risk. Such losses have included the effects of operational errors that the Corporation has discovered and taken charges in the income statement. While there can be no assurance the Corporation will not suffer such losses in the future, Management continually monitors and improves its internal controls, systems and corporate-wide processes and procedures. Furthermore, Management believes the plans to streamline the organization through charter consolidations and further systems integration and policies enacted to push down reporting accountabilities further in the organization, have improved the Corporation's ability to identify and limit operational risk.

CREDIT PORTFOLIO COMPOSITION

Selected Statistical Information

The significant components of credit risk and the related ratios, presented on a reported basis, for the years indicated are as follows:

DECEMBER 31,	2001	2000	1999	1998	1997
(Dollars in millions)					
Loans outstanding	$156,733	$174,251	$163,877	$155,398	$159,579
Average loans	167,054	171,768	156,855	154,952	155,926
Nonperforming loans	3,551	2,475	1,559	1,207	1,025
Other, including other real estate owned	137	98	106	90	61
Nonperforming assets	3,688	2,573	1,665	1,297	1,086
Allowance for credit losses	4,528	4,110	2,285	2,271	2,817
Net charge-offs	2,288	1,391	1,206[1]	1,498	1,887
Nonperforming assets to related assets	2.35%	1.48%	1.02%	0.83%	0.68%
Allowance for credit losses/loans outstanding	2.89	2.36	1.39	1.46	1.77
Allowance for credit losses/nonperforming loans	128	166	147	188	275
Net charge-offs/average loans	1.37	0.81	0.77	0.97	1.21
Allowance for credit losses/net charge-offs	198	295	189[1]	152	149

(1) Includes $143 million of charges required to bring the consumer portfolio into compliance with FFIEC guidelines. Excluding these incremental charge-offs, the adjusted coverage ratio would have been 215%.

Loan Composition

In 2001, the Corporation changed its loan composition methodology to a line of business approach, dividing the loan portfolio into Retail, Commercial Banking, First USA, and other lines of business. The Corporation has presented 2000 information under both the "old" and "new" compositions, but has not presented 1999, 1998 and 1997 under the "new" composition as it would be impractical to reclassify those periods using the new methodologies.

The Corporation's loan portfolio at December 31 are as follows:

	2001		2000	
(Dollars in millions)	Amount	% [1]	Amount	% [1]
Retail:				
Small business commercial	$ 12,347	6	$ 12,103	5
Home equity	30,268	14	31,361	13
Vehicles:				
Loans	13,481	6	14,300	6
Leases	6,155	3	8,840	4
Other personal	9,779	4	10,697	5
Total Retail	72,030	33	77,301	33
Commercial Banking:				
Corporate Banking:				
Commercial and industrial	22,268	10	N/A	
Commercial real estate	8,975	4	N/A	
Lease financing	4,669	2	N/A	
Other	731	–	N/A	
Total Corporate Banking	36,643	16	51,700	22
Middle Market:				
Commercial and industrial	28,676	13	N/A	
Commercial real estate	3,472	2	N/A	
Lease financing	1,053	1	N/A	
Other	294	–	N/A	
Total Middle Market	33,495	16	33,400	14
Total Commercial Banking	70,138	32	85,100	36
Other lines of business	7,779	4	7,106	3
First USA:				
On balance sheet	6,786	3	4,744	2
Securitized [2]	61,369	28	62,241	26
Managed credit card	68,155	31	66,985	28
Total managed	$218,102	100%	$236,492	100%
Total reported	$156,733		$174,251	

N/A–Not available.

(1) Percentages shown above for loan type are determined as a percentage of total managed loans.

(2) Includes seller's interest in credit card loans and securities sold to investors and removed from the balance sheet.

Prior to 2001, the Corporation's loan portfolio was divided into commercial, consumer and credit card loan categories as of December 31:

(Dollars in millions)	2000 Amount	% [1]	1999 Amount	% [1]	1998 Amount	% [1]	1997 Amount	% [1]
Commercial:								
Domestic:								
Commercial	$ 65,270	28%	$ 59,070	26%	$ 53,362	25%	$ 48,458	25%
Real estate:								
Construction	5,757	2	5,836	3	5,108	2	4,639	2
Other	16,778	7	18,817	8	17,787	8	16,545	8
Lease financing	5,818	3	5,562	2	6,236	3	4,537	2
Foreign	6,837	3	7,067	3	5,945	3	5,127	3
Total commercial	100,460	43	96,352	42	88,438	41	79,306	40
Consumer:								
Residential real estate	40,596	17	32,313	14	25,804	12	28,088	14
Automotive–loans/leases	20,741	9	23,567	11	20,634	10	17,998	9
Other	7,710	3	7,608	3	11,488	5	11,522	6
Total consumer	69,047	29	63,488	28	57,926	27	57,608	29
Credit card:								
On balance sheet	4,744	2	4,037	2	9,034	4	22,665	12
Securitized [2]	62,241	26	65,319	28	60,993	28	37,414	19
Managed credit card	66,985	28	69,356	30	70,027	32	60,079	31
Total managed	$236,492	100%	$229,196	100%	$216,391	100%	$196,993	100%
Total reported	$174,251		$163,877		$155,398		$159,579	

(1) Percentages shown above for loan type are determined as a percentage of total managed loans.

(2) Includes seller's interest in credit card loans and securities sold to investors and removed from the balance sheet.

Managed Credit Card Receivables

For analytical purposes, the Corporation reports credit card receivables on both a reported basis and a managed basis. Reported credit card receivables include those receivables held in the portfolio and reported on the balance sheet. Managed credit card receivables include reported credit card receivables and those sold to investors through securitization (see page 64 for discussion of Loan Securitizations).

The following table shows the average managed credit card receivables and the related charge-off and delinquency rates for the years ended:

DECEMBER 31,	2001	2000	1999
(Dollars in millions)			
Average balances:			
Credit card loans	$ 6,884	$ 4,754	$ 7,233
Securitized credit card receivables	58,563	61,424	61,747
Total average managed credit card receivables	65,447	66,178	68,980
Total net charge-offs (including securitizations)	$ 3,823	$ 3,584	$ 3,790
Net charge-offs/average total receivables [1]	5.84%	5.42%	5.49%
Credit card delinquency rate at period-end:			
30 or more days	4.46%	4.51%	4.57%
90 or more days	1.93%	2.02%	2.13%

(1) Ratios include $143 million of securitized charge-offs taken in the fourth quarter of 1999 related to the early adoption of certain of the FFIEC's consumer charge-off guidelines.

The increase in the managed credit card charge-off rate to 5.84% in 2001 from 5.42% in 2000 reflected the general weakness in the United States economy during 2001. Consumer credit markets generally saw increased levels of delinquency and loss through 2001. Nationally, consumers filed for bankruptcy in 2001 in much higher numbers than in any prior year. Credit management tools used to manage the level and volatility of losses for credit card accounts have been continually updated and where appropriate these tools were adjusted to reduce credit risk in 2001. Management believes the quality of new credit card accounts opened in 2001 is superior to the quality of accounts opened in preceding years. Management of risk in the existing accounts also improved in 2001.

The benefit of these actions is seen in a modest level of volatility experienced in losses on credit card accounts despite the weakness in the economy. The Corporation currently expects that credit losses will increase modestly in 2002. Future charge-offs in the credit card portfolio and credit quality are subject to uncertainties which may cause actual results to differ widely from that forecasted, including the direction and level of loan delinquencies, changes in consumer behavior, bankruptcy trends, portfolio seasoning, interest rate movements, and portfolio mix, among other things. While current economic and credit data suggests that credit quality will not significantly deteriorate, material deterioration in the general economy could materially change these expectations.

Retail

The retail loan portfolio primarily consists of loans secured by real estate as well as vehicle loans and leases, and provides broad diversification of risk from both a product and geographic perspective. Average receivable balances for 2001 were $74.7 billion. Even though average receivables were flat compared to the prior year, the Corporation continues to effectively enhance the composition of loans in the portfolio by emphasizing high quality prime credit lending reflecting the organization's desire for profitability. During 2001, the Corporation continued to de-emphasize vehicle leasing and significantly refocused its indirect real estate lending involving loans sourced through brokers. New loans originated in 2001 on average reflect higher credit quality consistent with management's focus on the prime credit market segment. The net charge-off rate for retail loans in 2001 was 1.10%, up 37 basis points from the prior year. The increase from 2000 reflected the impact of general weakness in economic conditions including higher consumer bankruptcies and higher losses on brokered home equity loans. Given the current state of the economy, Management expects consumer loan losses to rise modestly for the foreseeable future. Future retail portfolio charge-offs and credit quality are subject to uncertainties which may cause actual results to differ widely from that forecasted, including the direction and level of loan delinquencies, changes in consumer behavior, bankruptcy trends, portfolio seasoning, interest rate movements and portfolio mix among other things.

The Corporation continues to proactively manage its retail credit operation to ensure profitability even in difficult economic conditions. Ongoing efforts include continual review and enhancement of credit underwriting criteria, rationalization of the number and quality of third-party loan originators (i.e., brokers and correspondents) and refinement of pricing and risk management models.

Commercial Banking

Commercial Banking loans decreased by $15.0 billion, or 18%, between December 31, 2000 and December 31, 2001, primarily due to a planned and managed reduction of the Corporate Banking portfolio. Nonperforming Commercial Banking loans increased by $578 million, or 38%, to $2.1 billion at December 31, 2001, as compared to $1.5 billion at December 31, 2000, primarily due to continued portfolio deterioration across a number of industry segments. Commercial Banking's net charge-offs in 2001 were $1.041 billion, or 1.34% of average loans, compared with $562 million of net charge-offs, or 0.66% of average loans, in 2000. Given the current state of the economy, the Corporation expects Middle Market nonperforming loans to increase, with charge-offs rising modestly for the foreseeable future. Future charge-offs and credit quality in the Commercial Banking portfolio are subject to uncertainties that may cause actual results to differ from that forecasted, including the state of the economy and its impact on individual industries, commercial real estate values, interest rate movements and portfolio mix, among other things. While credit losses expected for the foreseeable future would be considered higher than normal, a deepening of the recession would cause higher credit losses than currently anticipated.

Commercial and Industrial Loans

Commercial and industrial loans represent commercial loans other than commercial real estate. At December 31, 2001, commercial and industrial loans totaled $50.9 billion, which represents 73% of the Commercial Banking portfolio.

The more significant borrower industry concentrations of the Commercial Banking commercial and industrial portfolio as of December 31, 2001 are:

(Dollars in millions)	Outstanding	Percent of Total Commercial and Industrial Loans
Wholesale trade	$ 4,409	8.7%
Industrial materials	3,355	6.6
Oil and gas	3,219	6.3
Consumer staples	3,008	5.9
Metals and products	2,749	5.4

Commercial Real Estate

Commercial real estate loans represent credit extended for real-estate related purposes to borrowers or counterparties who are primarily in the real estate development or investment business and for which the ultimate repayment of the loan is dependent on the sale, lease, rental or refinancing of the property.

Commercial real estate lending is conducted in several lines of business with the majority of these loans originated by Corporate Banking primarily through its specialized National Commercial Real Estate Group. This group's focus is lending to targeted regional and national real estate developers, homebuilders and REITs/REOCs. As of December 31, 2001, National Commercial Real Estate Group's loan outstandings totaled $8.8 billion or 70% of the commercial real estate portfolio.

At December 31, 2001, commercial real estate loans totaled $12.4 billion, or 18% of Commercial Banking loans. During 2001, net charge-offs in the commercial real estate portfolio segment were $14 million. Nonperforming commercial real estate assets, including other real estate owned, totaled $199 million, or 1.6% of related assets, at December 31, 2001.

The commercial real estate loan portfolio by both collateral location and property type as of December 31, 2001 are as follows:

(Dollars in millions)	Outstanding	
By Collateral Location:	Amount	% of Portfolio
Illinois	$ 1,682	14%
Michigan	1,348	11
Texas	1,004	8
California	960	8
Arizona	958	8
Ohio	839	7
Indiana	504	4
Louisiana	487	4
Colorado	356	3
Kentucky	326	3
Other areas	1,806	13
Unsecured	1,670	13
Secured by other than real estate	507	4
Total	$12,447	100%
By Property Type:		
Retail	$ 1,913	15%
Office	1,804	15
Apartment	1,770	14
REIT/diversified	1,297	10
Single family residential development	1,273	10
Industrial/warehouse	1,230	10
Hotels	625	5
Residential lots	472	4
Miscellaneous commercial income producing	1,864	15
Miscellaneous residential developments	199	2
Total	$12,447	100%

ASSET QUALITY

In 2001, the Corporation changed its loan composition methodology to a line of business approach, dividing the loan portfolio into Retail, Commercial Banking, First USA, and other lines of business. The Corporation has presented 2000 information under both the "old" and "new" compositions, but has not presented 1999, 1998 and 1997 under the "new" composition as it would be impractical to reclassify those periods using the new methodologies.

Nonperforming Assets

The Corporation places loans on nonaccrual status as follows:

• Retail consumer loans are placed on nonaccrual status when the collection of contractual principal or interest becomes 90 days past due. Accrued but uncollected interest and fee income are reversed and charged against interest income when the consumer loan is placed on nonaccrual status. Subsequent cash collections are recognized as interest income unless the consumer loan is subsequently charged-off, in which case cash collections are recognized as recoveries.

• Commercial Banking and Retail small business commercial loans are placed on nonaccrual status when the collection of contractual principal or interest is deemed doubtful, or it becomes 90 days or more past due and is both not well-secured and in the process of collection. Accrued but uncollected interest and fee income are reversed and charged against interest income when placed on nonaccrual status. Cash interest payments received are recognized either as interest income or as a reduction of principal when collection of principal is doubtful. The loan is returned to accrual status only when all of the principal and interest amounts contractually due are reasonably assured within a reasonable time frame and when the borrower has demonstrated payment performance.

• Credit card receivables are charged-off rather than placed on nonaccrual status.

The Corporation's nonperforming loans by line of business and total nonperforming assets for the periods indicated are as follows:

DECEMBER 31,	2001	2000
(Dollars in millions)		
Nonperforming Loans:		
Retail	$1,370	$ 912
Commercial Banking:		
Corporate Banking	1,154	1,065
Middle Market Banking	947	458
Other lines of business	80	40
Total [(1)]	3,551	2,475
Other, primarily other real estate owned	137	98
Total nonperforming assets	$3,688	$2,573
Nonperforming assets/related assets	2.35%	1.48%
Loans 90-days or more past due and accruing interest:		
Credit Card	$ 96	$ 57
Other	1	5
Total	$ 97	$ 62

(1) The amount of interest on nonperforming loans that was contractually due in 2001 totaled $202 million. Of this amount, $34 million was actually recorded in 2001.

Prior to 2001, the Corporation's nonperforming assets as of December 31 are:

(Dollars in millions)	2000	1999	1998	1997
Nonperforming Loans:				
Commercial	$1,761	$1,053	$ 729	$ 609
Consumer	714	506	478	416
Total	2,475	1,559	1,207	1,025
Other, primarily other real estate owned	98	106	90	61
Total nonperforming assets	$2,573	$1,665	$1,297	$1,086
Nonperforming assets/related assets	1.48%	1.02%	0.83%	0.68%
Loans 90 days or more past due and accruing interest:				
Credit Card	$ 57	$ 76	$ 161	$ 438
Other	5	50	78	140
Total	$ 62	$ 126	$ 239	$ 578

The Corporation has experienced credit quality deterioration in a number of distinct Commercial Banking market segments. The Corporation has established processes for identifying potential problem areas of the portfolio, which currently include exposure to leveraged lending and acquisition finance activities, healthcare, automotive parts and manufacturing, business finance and leasing, professional services, miscellaneous transportation services, telecommunications and selected utilities. The Corporation will continue to monitor and manage these potential risks.

Nonperforming loans within Retail, which includes all consumer balances more than 90-days past due, increased by $458 million in 2001 to $1.4 billion reflecting deterioration in credit performance consistent with general economic conditions. These increases primarily reflect loans secured by residential real estate where the Corporation maintains a loss recognition policy including the writing down of assets to net realizable value at 120-days past due. Retail nonperforming assets are likely to continue to increase modestly for the foreseeable future and will be influenced in part by the future direction of economic conditions including residential real estate valuation trends.

Charge-off Policies

The Corporation records charge-offs as follows:

- Commercial loans are charged-off in the reporting period in which either an event occurs that confirms the existence of a loss or it is determined that a loan or a portion of a loan is uncollectible.
- A credit card loan is charged-off in the month it becomes contractually 180 days past due and remains unpaid at the end of that month or in the event of bankruptcy notification, specifically, 60 days after receipt of notification. Interest on credit card loans is accrued until the loan is charged-off. At the time of charge-off, accrued but uncollected finance charges and fee income are reversed and charged against interest income and credit card revenue, respectively. Subsequent cash collections are recorded as recoveries.
- Retail loans are generally charged-off following a delinquency period of 120 days, or within 60 days after receipt of notification in case of bankruptcy. Closed-end consumer loans, such as auto loans and leases and home mortgage loans, are typically written down to the extent of loss after considering the net realizable value of the collateral.

The timing and amount of the charge-off on consumer loans will depend on the type of loan, giving consideration to available collateral, as well as the circumstances giving rise to the delinquency. The Corporation adheres to uniform guidelines published by the FFIEC in charging off consumer loans.

The following table shows the Corporation's net charge-offs by line of business for the years ended December 31:

(Dollars in millions)	2001			2000		
	Net charge-offs	Average balance	Net charge-off rate	Net charge-offs	Average balance	Net charge-off rate
Retail [1]	$ 821	$ 74,749	1.10%	$ 542	$ 74,632	0.73%
Commercial banking:						
Corporate Banking	638	43,495	1.47	435	53,343	0.81
Middle Market Banking	403	34,310	1.17	127	32,178	0.40
First USA	3,823	65,447	5.84	3,584	66,178	5.42
Other lines of business	34	7,616		40	6,861	
Total–Managed [1]	5,719	$225,617	2.53%	4,728	$233,192	2.03%
Securitized	(3,431)			(3,337)		
Total–Reported	$2,288	$167,054	1.37%	$ 1,391	$171,768	0.81%

(1) 2001 amounts exclude $92 million of charge-offs relating to part of a portfolio that has been accounted for as loans held at a discount, but viewed for management purposes as charge-offs.

Prior to 2001, net charge-offs by portfolio for the years ended December 31 are:

(Dollars in millions)	2000			1999		
	Net charge-offs	Average balance	Net charge-off rate	Net charge-offs	Average balance	Net charge-off rate
Commercial	$ 597	$100,202	0.60%	$ 306	$ 90,182	0.34%
Consumer [1]	547	66,812	0.82	558	59,440	0.94
Credit card [1]	3,584	66,178	5.42	3,790	68,980	5.49
Total–Managed [1]	4,728	$233,192	2.03%	4,654	$218,602	2.13%
Securitized	(3,337)			(3,448)		
Total–Reported	$ 1,391	$171,768	0.81%	$1,206	$156,855	0.77%

(1) Includes $143 million of consumer charge-offs and $183 million of securitized charge-offs taken in the fourth quarter of 1999 related to the early adoption of certain of the FFIEC's new consumer charge-off guidelines.

Charge-offs

Managed net charge-offs increased 21% during 2001 to $5.719 billion, reflecting higher charge-offs in all lines of business. The managed net charge-off rate increased to 2.53% in 2001 versus 2.03% in 2000.

Retail net charge-offs for 2001 totaled $821 million, up from $542 million in 2000. Increases in credit losses across all consumer portfolios including small business were recorded. Several factors contributing to these increased losses include: increased consumer bankruptcies; increased severity per default involving auto loans and leases tied to weaker market prices for repossessed vehicles; and overall weakening of consumer economic fundamentals associated with an economy in recession.

Loan Sales

A summary of the Corporation's Corporate Banking loan sales in 2001 follows:

(In millions)	Loans Sold	Charge-offs	Loss on Sales
Nonperforming loans	$ 582	$124	$ –
Other credit related loans sold	487	92	1
Other loans sold	1,148	–	43
Total	$2,217	$216	$44

The Corporation sells Corporate Banking loans in the normal course of its business activities. These loans are subject to the Corporation's overall risk management practices and are one alternative the Corporation uses to manage credit risk. Decisions to sell particular loans are made after taking into account various alternatives to manage credit exposure. Sales transactions are initiated when Management determines its sales intent. When a loan is sold, the gain or loss is evaluated to determine whether it resulted from credit deterioration or other conditions. Based upon this evaluation, the losses on other loans sold in 2001 were deemed to be caused by other than credit deterioration. The sale of nonperforming and other credit related loans were primarily recorded as charge-offs as the losses on sale were attributable to credit deterioration.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level that in

Management's judgment is adequate to provide for estimated probable credit losses inherent in various on- and off-balance sheet financial instruments. This process includes deriving probable loss estimates that are based on historical loss ratios and portfolio stress testing and Management's judgment. The allowance is based on ranges of estimates and is intended to be adequate but not excessive. Each quarter, an allowance level is formally estimated by each line of business and reviewed by Corporate Risk and Senior Management. The allowance for credit losses also includes provisions for losses on loans considered impaired and measured pursuant to Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" (see Note 8 to the consolidated financial statements on page 80). Securitized and loans held for sale, including credit card receivables, are not subject to this process.

Corporate Risk Management recommends an allowance and provision for credit losses that result in adequate coverage of inherent losses within the Corporation's credit portfolios. Corporate Risk Management's assessment is based on line of business tests, portfolio-level econometric modeling and stress testing, as well as Management's judgment. Corporate Risk Management also utilizes third-party analysis to validate internal measures of inherent loss, credit quality and allowance adequacy.

The change in the Corporation's allowance for credit losses for the years ended December 31 are as follows:

(In millions)	2001	2000
Balance, beginning of period	$4,110	$2,285
Charge-offs:		
Retail:		
Small business commercial	93	66
Home equity	402	196
Vehicles:		
Loans	220	201
Leases	127	91
Other personal	151	149
Total Retail	993	703
Commercial Banking:		
Corporate Banking:		
Commercial and industrial	689	N/A
Commercial real estate	15	N/A
Lease financing	16	N/A
Total Corporate Banking	720	469
Middle Market:		
Commercial and industrial	417	N/A
Commercial real estate	8	N/A
Lease financing	36	N/A
Total Middle Market	461	157
Total Commercial Banking	1,181	626
First USA	415	261
Other lines of business	41	77
Total charge-offs	$2,630	$1,667

(In millions)	2001	2000
Recoveries:		
Retail:		
Small business commercial	$ 22	$ 22
Home equity	27	15
Vehicles:		
Loans	66	63
Leases	28	21
Other personal	29	40
Total Retail	172	161
Commercial Banking:		
Corporate Banking:		
Commercial and industrial	74	N/A
Commercial real estate	8	N/A
Lease financing	–	N/A
Total Corporate Banking	82	36
Middle Market:		
Commercial and industrial	49	N/A
Commercial real estate	1	N/A
Lease financing	8	N/A
Total Middle Market	58	28
Total Commercial Banking	140	64
First USA	23	14
Other lines of business	7	37
Total recoveries	342	276
Net charge-offs:		
Retail	821	542
Commercial Banking	1,041	562
First USA	392	247
Other lines of business	34	40
Total net charge-off	2,288	1,391
Provision for credit losses	2,510	3,398
Transfers [1]	196	(182)
Balance, end of year	$4,528	$4,110

N/A–Not available.

(1) Transfers to the allowance for credit losses as of December 31, 2001 primarily represent the addition of the Wachovia credit card portfolio. All periods reflect transfers of allocable credit allowances associated with loan sale transactions, including securitization transactions.

For analytical purposes, summarized below are the changes in the allowance for credit loss for the years ended December 31:

(In millions)	2000	1999	1998	1997
Balance, beginning of year	$2,285	$2,271	$2,817	$2,687
Charge-offs:				
Commercial:				
Domestic:				
Commercial	618	325	222	200
Real estate:				
Construction	8	5	3	3
Other	11	27	25	19
Lease financing	7	12	20	12
Foreign	64	41	52	–
Total commercial	708	410	322	234
Consumer:				
Residential real estate	230	189	74	52
Automotive:				
Loans	215	256	220	260
Leases	91	87	61	51
Other	162	203	246	256
Total consumer	698	735	601	619
Credit card	261	386	1,022	1,544
Total charge-offs	1,667	1,531	1,945	2,397
Recoveries:				
Commercial:				
Domestic:				
Commercial	98	70	68	97
Real estate:				
Construction	1	6	3	6
Other	4	25	23	29
Lease financing	1	2	5	3
Foreign	7	1	1	12
Total commercial	111	104	100	147
Consumer:				
Residential real estate	17	12	11	14
Automotive:				
Loans	69	82	92	105
Leases	21	23	21	17
Other	44	60	64	63
Total consumer	151	177	188	199
Credit card	14	44	159	164
Total recoveries	276	325	447	510
Net charge-offs:				
Commercial	597	306	222	87
Consumer	547	558	413	420
Credit Card	247	342	863	1,380
Total net charge-off	1,391	1,206	1,498	1,887
Provision for credit losses	3,398	1,249	1,408	1,988
Transfers	(182)	(29)	(456)	29
Balance, end of year	$4,110	$2,285	$2,271	$2,817

Transfers from the allowance for credit losses primarily represent allocable credit allowances associated with consumer loan sale transactions, including securitization transactions.

Composition of Allowance for Credit Losses

While the allowance for credit losses is available to absorb credit losses in the entire portfolio, presented below is an allocation of the allowance for credit losses by line of business as of December 31:

	2001		2000	
(Dollars in millions)	Amount	%	Amount	%
Retail	$1,040	23%	$ 846	20%
Commercial Banking				
Corporate Banking	1,714	38	1,699	41
Middle Market	1,352	30	1,345	33
First USA	396	8	197	5
Other lines of business	26	1	23	1
Total	$4,528	100%	$4,110	100%

For analytical purposes, an allocation of the allowance for credit losses by loan type as of December 31 follows:

	2000		1999		1998		1997	
(Dollars in millions)	Amount	%	Amount	%	Amount	%	Amount	%
Commercial [1]	$3,199	78%	$ 972	43%	$ 834	37%	$ 660	23%
Consumer	714	17	486	21	440	19	484	17
Credit Card	197	5	148	6	199	9	813	29
Unallocated	–	–	679	30	798	35	860	31
Total	$4,110	100%	$2,285	100%	$2,271	100%	$2,817	100%

(1) Includes allowance related to Business and Community Banking loans, which are included in the Retail business segment results.

At December 31, 2001, the allowance for credit losses was 198% of current year net charge-offs (on a reported basis) as compared to a reserve coverage ratio of 295% at December 31, 2000. This decrease reflects deterioration in certain components of the Commercial Banking and brokered home equity portfolios. The allowance for credit losses at December 31, 2001, represented 2.89% of period-end loans and 128% of nonperforming loans, compared to 2.36% and 166%, respectively, at December 31, 2000. The allowance for credit losses established for specifically identified off-balance sheet lending exposures was not material at December 31, 2001.

Reserve Determination

The Corporation determines allowance levels based upon the probable loss in the credit portfolios. The allowance is based on ranges of estimates and is intended to be adequate but not excessive. The estimation process includes deriving probable loss estimates that are based on historical loss rates, portfolio stress testing of probable loss estimates and Management's judgment.

During 2000, the Corporation reviewed its practice of maintaining unallocated reserves in light of continuing refinement in loss estimation processes, including improvements in portfolio level stress testing techniques. It was concluded that the use of unallocated reserves would be discontinued. These reserves were aligned with their respective portfolios.

Probable Loss Estimation

The Corporation employs several methodologies for estimating probable losses. Methodologies are determined based on a number of factors, including type of asset (e.g., consumer installment versus commercial loan), risk measurement parameters (e.g., delinquency status and bureau score versus commercial risk rating), and risk management and collection processes (e.g., retail collection center versus centrally managed workout units).

For the Retail and Credit Card portfolios, the allowance is based on a statistical analysis of inherent losses over discrete periods of time. The analysis reviews historical losses, vintage performance, delinquencies and other risk characteristics of the various products to estimate probable losses. Other risk characteristics evaluated may include: recent loss experience in the portfolios, changes in origination sources, portfolio seasoning and underlying credit practices, including charge-off policies. These factors and analysis are updated on a quarterly basis.

For the Commercial Banking portfolio, the Corporation conducts a two-part test. First, significant credits that have a risk rating equivalent to the bank regulatory classifications of Substandard, Doubtful and Loss are formally reviewed periodically and at least quarterly and asset-specific reserves are established as appropriate. Second, inherent losses for the remaining Commercial Banking portfolio are estimated by assigning an expected loss factor to each risk category of the portfolio based on a statistical analysis of historical loss experience over a discrete period of time. During the second quarter of 2001, the Corporation refined its measurement process for estimating probable losses inherent in the Commercial Banking portfolio. To refine the process, the Corporation analyzed historical credit loss, risk-rating migration and loss given default data and assigned probability of default and loss given default factors to each exposure in the portfolio.

Portfolio Stress-Testing

Stress testing is performed on all significant portfolios to simulate the effect of economic deterioration on credit performance. Stress testing the portfolios provides Management with a range of loss estimates that incorporates the Corporation's historical loss experience and the reserve impact of events that have occurred, or might possibly occur, but that have not been reflected in either the historical expected loss factors or the currently assigned risk ratings.

Stress testing of the commercial portfolio is accomplished using a framework developed to test expected default factors and loss given default estimates and to test the effect of downgrades to exposures in identified high-risk industries. This process includes, establishing a base case scenario using three alternative market probability sets and an estimated loss given default probability to measure the impact on reserves; determining the effect of applying a higher loss given default probability to the base case to take into consideration the variability of historical loss rates over the business cycle; and estimating trend-based reserves in high-risk industries that may not be fully reflected in the historically based loss factors, using market-based tools and information as well as sanctioned macroeconomic forecasts.

Stress testing the consumer portfolios, including credit card, is accomplished by applying the results of econometric modeling to each of the portfolio segments. The purpose of this analysis is to quantify the impact of economic deterioration on existing weaknesses in the portfolios, whose effects are not yet incorporated into the historically based reserve rates. The stress test models employ a regression methodology that incorporates the latest national trends for each consumer credit product segment. Economic variables used include consumer debt, unemployment rates, consumer debt burdens, consumer confidence, bankruptcies, and interest rates, among other statistics. Additionally, a series of portfolio specific stress tests are performed to simulate individual economic events. These include such events as declining residential real estate prices, weakening used car prices, rising interest rates, spikes in personal bankruptcies, and economic recession scenarios. The results of the stress testing are used by Management to support the adequacy of the allowance established.

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation uses a variety of derivative financial instruments in its trading, asset and liability management, as well as to manage certain currency translation exposures of foreign operations. These instruments include interest rate, currency, equity and commodity swaps, forwards, spot, futures, options, caps, floors, forward rate agreements, and other conditional or exchange contracts, and include both exchange-traded and over-the-counter contracts.

Accounting for Derivative Financial Instruments

Effective January 1, 2001, the Corporation adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. The new standard significantly changed the accounting treatment for interest rate and foreign exchange derivatives the Corporation uses in its derivative activity accounted for as a hedge. The new accounting treatment for derivatives is described below.

Trading Derivative Instruments

Derivative financial instruments used in trading activities are carried at fair value. Such instruments include swaps, forwards, spot, futures, options, caps, floors and forward rate agreements and other conditional or exchange contracts in the interest rate, foreign exchange, equity and commodity markets. The estimated fair values are based on quoted market prices or pricing and valuation models on a present value basis using current market information. Realized and unrealized gains and losses, including any interest income or expense, are recorded in noninterest income as trading. Where appropriate, compensation for credit risk and ongoing servicing is deferred and recorded as income over the life of the derivative financial instruments.

Purchased option, cap and floor contracts are reported in derivative product assets, and written option, cap and floor contracts are reported in derivative product liabilities. For other derivative financial instruments, unrealized gains are reported in derivative product assets, and unrealized losses are reported in derivative product liabilities. However, fair value amounts recognized for derivative financial instruments executed with the same counterparty under a legally enforceable master netting arrangement are reported on a net basis. Cash flows from derivative financial instruments are reported net as operating activities.

Credit derivatives are accounted for as derivative instruments under SFAS No. 133. As a result, the change in fair value of credit derivative instruments is included in trading results in the Corporation's financial statements while any credit assessment change in the identified commercial credit exposure is reflected as a change in the allocated credit reserves.

Hedging Derivative Instruments

Derivative financial instruments used in hedging activities are designated as fair value hedges, cash flow hedges, or hedges of net investments in foreign operations, and are required to meet specific criteria. The instruments used in fair value hedges and cash flow hedges are principally interest rate swaps. Such interest rate swaps are linked to and adjust effectively the interest rate sensitivity of specific assets and liabilities. Interest rate swaps not designated and qualified as a hedge are treated as trading derivative instruments.

Fair Value Hedges (primarily hedges of fixed rate interest-bearing instruments)–The change in fair value of both the hedging derivative and hedged item is recorded in current earnings. If a hedge is dedesignated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized in earnings to match the earnings recognition pattern of the hedged item (e.g., level yield amortization if hedging an interest-bearing instrument).

Cash Flow Hedges (primarily hedges of variable rate interest-bearing instruments)–The effective portion of the change in fair value of the hedging derivative is recorded in Accumulated Other Adjustments to Stockholders' Equity ("AOASE") and the ineffective portion directly in earnings. Amounts in AOASE are reclassified into earnings in a manner consistent with the earnings pattern of the underlying hedged item (generally, reflected in interest expense). The total amount of such reclassification into earnings is

projected to be charges of $105 million after tax ($163 million pretax) over the next twelve months. The maximum length of time exposure to the variability of future cash flows for forecasted transactions hedged is 12 months. If a hedge is dedesignated prior to maturity, previous adjustments to AOASE are recognized in earnings to match the earnings recognition pattern of the hedged item (e.g., level yield amortization if hedging an interest-bearing instrument). The effect on earnings from the discontinuance of cash flow hedges due to the determination that a forecasted transaction is no longer likely to occur was immaterial.

Interest income or expense on most hedging derivatives used to manage interest rate exposure is recorded on an accrual basis, as an adjustment to the yield of the linked exposures over the periods covered by the contracts. This matches the income recognition treatment of that exposure, generally assets or liabilities carried at historical cost, with interest recorded on an accrual basis. If all or part of a linked position is terminated, e.g., a linked asset is sold or prepaid, or if the amount of an anticipated transaction is likely to be less than originally expected, then the related pro rata portion of any unrecognized gain or loss on the derivative is recognized in earnings at that time, and the related pro rata portion of the derivative is subsequently accounted for as a trading instrument.

Hedges of non-U.S Dollar Net Investment in Foreign Operations– In order to minimize the capital impact of translation gains or losses measured on an after-tax basis, the Corporation uses forward foreign exchange contracts to hedge the exposure relating to non-U.S. dollar net investments in foreign operations. The effective portion of the change in fair value of the hedging derivatives is recorded in AOASE as part of the cumulative translation adjustment. The amount of after-tax gains included in the cumulative translation adjustment during the year ended December 31, 2001, related to hedges of the foreign currency exposures of net investments in foreign operations, totaled $6 million.

Income Resulting from Derivative Financial Instruments

The Corporation uses interest rate derivative financial instruments to reduce structural interest rate risk and the volatility of net interest margin. Net interest margin reflects the effective use of these derivatives. Without their use, net interest income would have been lower by $68 million in 2001, $52 million in 2000, and $181 million in 1999.

The amount of hedge ineffectiveness recognized for cash flow and fair value hedges in the year ended December 31, 2001 was insignificant. No component of a hedging derivative instrument's gain or loss is excluded from the assessment of hedge effectiveness.

Credit Exposure Resulting from Derivative Financial Instruments

The credit risk associated with exchange-traded derivative financial instruments is limited to the relevant clearinghouse. Options written do not expose the Corporation to credit risk, except to the extent of the underlying risk in a financial instrument that the Corporation may be obligated to acquire under certain written put options. Caps and floors written do not expose the Corporation to credit risk.

Credit exposure from derivative financial instruments arises from the risk of a counterparty default on the derivative contract. The amount of loss created by the default is the replacement cost or current positive fair value of the defaulted contract. The Corporation utilizes master netting agreements whenever possible to reduce its credit exposure from counterparty defaults. These agreements allow the netting of contracts with unrealized losses against contracts with unrealized gains to the same counterparty, in the event of a counterparty default.

The impact of these master netting agreements for the year ended December 31 follows:

(In millions)	2001	2000
Gross replacement cost	$12,262	$ 9,769
Less: Adjustment due to master netting agreements	(9,037)	(7,222)
Current credit exposure	3,225	2,547
Unrecognized net gains due to nontrading activity [1]	–	(225)
Balance sheet credit exposure	$ 3,225	$ 2,322

(1) At December 31, 2001, exposure amount is zero due to the January 1, 2001 adoption of SFAS No. 133.

Asset and Liability Management Derivatives

Access to the derivatives market is an important element in maintaining the Corporation's desired interest rate risk position. In general, the assets and liabilities generated through ordinary business activities do not naturally create offsetting positions with respect to repricing, basis or maturity characteristics. Using derivative instruments, principally plain vanilla interest rate swaps (ALM swaps), interest rate sensitivity is adjusted to maintain the desired interest rate risk profile.

At December 31, 2001, the notional value of ALM interest rate swaps linked to specific assets or liabilities totaled $12.5 billion as follows:

(In millions)	Receive Fixed Pay Floating Fair Value Hedge	Pay Fixed Receive Floating Fair Value Hedge	Cash Flow Hedge	Total Swaps
Interest rate swaps associated with:				
Investment securities	$ –	$50	$ –	$ 50
Funds borrowed (including long-term debt)	7,939	–	4,522	12,461
Total	$7,939	$50	$4,522	$12,511

Interest rate swaps used to adjust the interest rate sensitivity of securities and funds borrowed will not need to be replaced at maturity, since the corresponding asset or liability will mature along with the swap. Interest rate swaps designated as an interest rate related hedge of an existing fixed rate asset or liability are fair value type hedges. Conversely, interest rate swaps designated as an interest rate hedge of an existing variable rate asset or liability are cash flow type hedges. Management designates interest rate swaps as hedges of both fixed and variable rate assets and liabilities interchangeably. The type of hedge for accounting purposes is not a strategic consideration. The Corporation has an insignificant amount of hedges involving forecasted transactions and no non-derivative instruments are designated as a hedge.

Asset and Liability Management Swaps–Maturities and Rates

The notional amounts, maturity, and weighted-average pay and receive rates for the ALM swap position at December 31, 2001 are summarized as follows:

(Dollars in millions)	2002	2003	2004	2005	2006	Thereafter	Total
Receive fixed/pay floating swaps:							
Notional amount	$1,664	$25	$—	$2,000	$ —	$4,250	$ 7,939
Weighted average:							
Receive rate	4.31%	7.61%	—%	7.12%	—%	6.51%	6.21%
Pay rate	2.20	2.35	—	2.26	—	2.38	2.31
Pay fixed/receive floating swaps:							
Notional amount	$2,787	$1,250	$—	$ 250	$235	$50	$ 4,572
Weighted average:							
Receive rate	2.22%	2.13%	—%	2.35%	2.30%	2.46%	2.21%
Pay rate	6.90	7.18	—	7.67	6.74	7.70	7.02
Total notional amount	$4,451	$1,275	$—	$2,250	$235	$4,300	$12,511

Variable interest rates–which generally are the one-month, three-month and six-month London interbank offered rates ("LIBOR") in effect on the date of repricing–are assumed to remain constant. However, interest rates will change and consequently will affect the related weighted-average information presented.

LOAN SECURITIZATIONS AND OFF-BALANCE SHEET ACTIVITIES

Loan Securitizations

The Corporation transforms loans into securities, which are sold to investors–a process referred to as securitization. The Corporation primarily securitizes credit card receivables but also securitizes home equity loans and consumer assets to a limited extent. In a credit card securitization, a designated pool of credit card receivables is removed from the balance sheet and transferred to a third-party special purpose entity ("SPE" or "Trust"), that in turn sells securities to investors entitling them to receive specified cash flows during the life of the security. The proceeds from the issuance are then distributed by the SPE to the Corporation as consideration for the loans transferred. Following a securitization, the Corporation receives: fees for servicing the receivables and any excess finance charges, yield-related fees, and interchange revenue on the receivables over and above the interest paid to the investors, net credit losses and servicing fees (termed "the excess spread").

The Corporation's continuing involvement in the securitized assets includes the process of managing and servicing the transferred receivables, as well as maintaining an undivided, pro rata interest in all credit card receivables that have been securitized, referred to as seller's interest, which is generally equal to the pool of assets included in the securitization less the investor's portion of those assets. The Corporation's seller's interest ranks pari-passu with the investors' interests in the Trusts. As the amount of the loans in the securitized pool fluctuates due to customer payments, purchases, cash advances, and credit losses, the carrying amount of the seller's interest will vary. However, the seller's interest is required to be maintained at a minimum level to ensure receivables are available for allocation to the investor interest. This minimum level is generally between 4% and 7% of the SPE's principal receivables.

Investors in the beneficial interests of the securitized loans have no recourse against the Corporation if cash flows generated from the securitized loans are inadequate to service the obligations of the SPE. To help ensure that adequate funds are available in the event of a shortfall, the Corporation is required to deposit funds into cash spread accounts if excess spread falls below certain minimum levels. Spread accounts are funded from excess spread that would normally be returned to the Corporation. In addition, various forms of other credit enhancements are provided to protect more senior investor interests from loss. Credit enhancements associated with credit card securitizations, such as cash collateral or spread accounts, totaled $165 million and $311 million at December 31, 2001 and 2000, respectively, and are classified on the balance sheet as other assets.

The following comprised the Corporation's managed credit card loans at December 31:

(In millions)	2001	2000
Owned credit card loans – held in portfolio	$ 5,040	$ 2,835
Owned credit card loans – held for future securitization	1,746	1,909
Seller's interest in credit card loans (investment securities)	24,019	22,446
Total credit card loans reflected on balance sheet	30,805	27,190
Securities sold to investors and removed from balance sheet	37,350	39,795
Managed credit card loans	$68,155	$66,985

For analytical purposes only, income statement line items are adjusted for the net impact of securitization of credit card receivables for the years ended December 31:

(Dollars in millions)	2001 Reported	2001 Credit Card Securi-tizations	2001 Managed	2000 Reported	2000 Credit Card Securi-tizations	2000 Managed	1999 Reported	1999 Credit Card Securi-tizations	1999 Managed
Net interest income– FTE basis	$ 8,769	$ 4,811	$ 13,580	$ 8,974	$ 4,532	$ 13,506	$ 9,142	$ 5,315	$ 14,457
Provision for credit losses	2,510	3,431	5,941	3,398	3,337	6,735	1,249	3,265	4,514
Noninterest income	7,223	(1,380)	5,843	5,090	(1,195)	3,895	8,692	(2,050)	6,642
Noninterest expense	9,551	–	9,551	11,608	–	11,608	11,490	–	11,490
Net income (loss)	2,638	–	2,638	(511)	–	(511)	3,479	–	3,479
Total average loans	167,054	58,563	225,617	171,768	61,424	233,192	156,855	61,747	218,602
Total average earning assets	237,869	39,803	277,672	241,058	42,977	284,035	223,539	45,698	269,237
Total average assets	267,581	39,803	307,384	271,984	42,977	314,961	256,491	45,698	302,189
Net interest margin	3.69%	12.09%	4.89%	3.72%	10.55%	4.76%	4.09%	11.63%	5.37%
Credit Card delinquency ratios:									
30+ days	3.00	4.84	4.46	2.74	4.64	4.51	4.06	4.60	4.57
90+ days	1.41	2.08	1.93	1.20	2.08	2.02	1.87	2.15	2.13
Net credit card charge-off ratio	5.69	5.86	5.84	5.20	5.43	5.42	4.73	5.58	5.49

Other Off-Balance Sheet Activities

In the normal course of business, the Corporation is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Corporation's consolidated financial statements. Such activities include: traditional off-balance sheet credit-related financial instruments; commitments under capital and operating leases and long term debt; credit enhancement associated with asset-backed securities business; and joint venture activities.

The Corporation provides customers with off-balance sheet credit support through loan commitments, standby letters of credit and guarantees, as well as commercial letters of credit. Summarized credit-related financial instruments, including both commitments to extend credit and letters of credit, at December 31, 2001 are as follows:

| (In billions) | Total | Amount of Commitment Expiration Per Period | | | |
		Less Than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years
Unused credit card lines	$299.3	$299.3	$ –	$ –	$ –
Unused loan commitments	148.2	109.0	23.7	14.7	0.8
Standby letters of credit and foreign office guarantees	19.4	10.1	6.0	2.7	0.6
Commercial letters of credit	0.6	0.6	–	–	–

Since many of the unused commitments are expected to expire unused or be only partially used, the total amount of unused commitments in the preceding table does not necessarily represent future cash requirements.

In addition to owned banking facilities, the Corporation has entered into a number of long-term leasing arrangements to support the ongoing activities of the Corporation. The required payments under such commitments and long-term debt at December 31, 2001 are as follows:

(In millions)	2002	2003	2004	2005	2006	2007 and After	Total
Operating leases	$ 264	$ 249	$ 214	$ 169	$ 152	$ 890	$ 1,938
Trust preferred capital securities	–	–	–	–	–	3,315	3,315
Long-term debt, including capital leases	8,512	7,910	5,575	3,932	6,935	7,239	40,103
Total	$8,776	$8,159	$5,789	$4,101	$7,087	$11,444	$45,356

The Corporation is an active participant in the asset-backed securities business where it helps meet customers' financing needs by providing access to commercial paper markets in conjunction with specialized financing entities. Customers benefit from such structured financing transactions as such transactions provide an ongoing source of asset liquidity and a potentially favorable financing alternative.

The Corporation, in its role as administrator of these independently rated specialized financing entities, structures financing transactions for customers such that the receivables financed through the specialized financing entities are appropriately diversified and credit enhanced to support the issuance of asset-backed commercial paper. The Corporation does not service these assets and does not transfer its own receivables into these specialized financing entities. Credit enhancement facilities, in the form of either loan or asset purchase commitments, support each transaction in the specialized financing entities. At December 31, 2001, credit enhancement facilities for these entities approximated $52.1

billion, of which the Corporation provided $38.3 billion. At December 31, 2000, credit enhancement facilities for these entities approximated $42.0 billion, of which the Corporation provided $29.7 billion. Assets in the trust are principally trade receivables, auto loans and leases, credit card and a variety of other receivables.

In addition to customer financing transactions, these specialized financing entities fund, through the issuance of asset-backed commercial paper, other selected portfolios of marketable investment securities that are not reflected on the Corporation's balance sheet. Such transactions are structured in a similar fashion to the customer transactions. Off-balance sheet liquidity lines provided by the Corporation associated with these transactions were $4.0 billion at December 31, 2001 and $3.0 billion at December 31, 2000.

The Corporation also provides credit enhancement facilities to other than Bank One administered specialized financing entities. These credit enhancements approximated $2.1 billion and $1.5 billion at December 31, 2001 and 2000, respectively.

The Corporation provides program-wide credit enhancement, in the form of subordinated debt, for certain specialized financing entities it administers. The Corporation provided $1.1 billion in subordinated debt at December 31, 2001 and $845 million at December 31, 2000. In addition, the Corporation provides to customers transaction specific credit enhancement in the form of subordinated interests and off-balance sheet purchase commitments. At December 31, 2001 and 2000, the Corporation provided credit enhancements through subordinated interest positions of $59 million and $72 million, respectively, and off-balance sheet purchase commitments totaling $297 million and $123 million, respectively.

The risk associated with the credit enhancement provided in these transactions is managed as part of the Corporation's risk management practices.

The Corporation is a participant in several operating joint venture initiatives where the Corporation has a majority equity interest in the entity; however, based on the terms of the joint venture arrangement, the ventures are jointly controlled and managed. As a result, such investments are currently accounted for under the equity method of accounting rather than being consolidated on a line-by-line basis in the Corporation's financial statements. In 2002, Management has exerted additional influence over two of these joint ventures. As a result, the Corporation consolidated these two joint ventures beginning in the first quarter of 2002. Total assets of these two joint ventures are $1.2 billion as of December 31, 2001 and this consolidation will have no net impact to the Corporation's consolidated net income. The Corporation's investment in the remaining joint ventures totaled $302 million at December 31, 2001.

CAPITAL MANAGEMENT

Economic Capital

An important aspect of risk management and performance measurement is the ability to evaluate the risk and return of a business unit, product or customer consistently across all lines of business. The Corporation's economic capital framework facilitates this standard measure of risk and return. Business units are assigned capital consistent with the underlying risks of their product set, customer base and delivery channels.

The following principles are inherent in the capital allocation methodology employed:
- An equal amount of capital is assigned for each measured unit of risk.
- Risk is defined in terms of "unexpected" losses over the life of the exposure, measured at a confidence interval consistent with that level of capitalization necessary to achieve a targeted AA debt rating. Unexpected losses are in excess of those normally incurred and for which reserves are maintained.
- Business units are assessed a uniform charge against allotted capital, representing a target hurdle rate on equity investments. Returns on capital in excess of the hurdle rate contribute to increases in shareholder value.

Four forms of risk are measured–credit, market, operational and lease residual. Credit risk capital is determined through an analysis of both historical loss experience and market expectations. Market risk capital is set consistent with value-at-risk limits established by the Corporation's risk oversight committees. Operational risk capital incorporates event and technology risks. The operational risk evaluation process involves an examination of various risk factors that contribute to a greater likelihood of loss due to such things as fraud or processing error. Finally, lease residual risk capital covers the potential for losses arising from the disposition of assets returned at the end of lease contracts. This price risk is analyzed based upon historical loss experiences and market factors, as well as by reviewing event-specific scenarios.

The economic capital process provides a valuable analytical tool that is critical to the understanding of business segment performance trends. The methodologies employed are subject to ongoing development and review. Over time, the Corporation's view of individual risks and associated capital will likely change given improvements in the Corporation's ability to quantify risks inherent in various business activities.

Selected Capital Ratios

The Corporation aims to maintain regulatory capital ratios, including those of the principal banking subsidiaries, in excess of the well-capitalized guidelines under federal banking regulations. The Corporation maintains a well-capitalized regulatory position.

The tangible common equity to tangible managed assets ratio is also monitored. This ratio adds securitized credit card loans to reported total assets and is calculated net of total intangible assets.

The Corporation's capital ratios follow:

DECEMBER 31,	2001	2000	1999	1998	1997	Well-Capitalized Regulatory Guidelines
Regulatory leverage	8.2%	7.3%	7.7%	8.0%	7.8%	3.0%
Risk-based capital ratios						
Tier 1	8.6	7.3	7.7	7.9	8.2	6.0
Total	12.2	10.8	10.7	11.3	12.3	10.0
Common equity/managed assets	6.6	6.0	6.3	6.7	6.7	–
Tangible common equity/tangible managed assets	5.9	5.5	5.7	5.8	6.2	–
Double leverage ratio	103	108	112	108	107	–
Dividend payout ratio	38	N/M	57	58	61	–

N/M–Not meaningful.

The components of the Corporation's regulatory risk-based capital and risk-weighted assets are as follows at December 31:

(In millions)	2001	2000	1999	1998	1997
Regulatory risk-based capital:					
Tier 1 capital	$ 21,749	$ 19,824	$ 20,247	$ 19,495	$ 17,958
Tier 2 capital	9,091	9,316	7,967	8,295	9,000
Total capital	$ 30,840	$ 29,140	$ 28,214	$ 27,790	$ 26,958
Total risk-weighted assets	$253,330	$270,182	$263,169	$244,473	$219,557

In deriving Tier 1 and total capital, goodwill and other nonqualifying intangible assets are deducted as indicated for the period ended December 31:

(In millions)	2001	2000	1999	1998	1997
Goodwill	$1,560	$ 858	$ 934	$1,075	$1,120
Other nonqualifying intangibles	207	375	669	637	109
Subtotal	1,767	1,233	1,603	1,712	1,229
Qualifying intangibles	414	214	583	984	473
Total intangibles	$2,181	$1,447	$2,186	$2,696	$1,702

In November 2001, the U.S. banking regulators revised the risk based capital rules for the treatment of recourse arrangements, direct credit substitutes, asset and mortgage backed securities, and residual interests in securitization structures. Additionally, in January 2002, the U.S. banking regulators announced changes in the risk based capital rules, related to the treatment of certain equity investments made in nonfinancial companies. Both of the new rules become effective during 2002, and the risk capital ratios presented above do not reflect these changes. It is anticipated that the revised rules will not have a material impact on the Corporation's risk based capital ratios.

Dividend Policy

The Corporation's common stock dividend policy reflects its earnings outlook, desired payout ratios, the need to maintain an adequate capital level and alternative investment opportunities. The common stock dividend payout ratio is currently targeted in the range of 25% - 30% of earnings over time. Common stock dividends declared for 2001 were $0.84 per share compared with $1.26 per share for 2000. This reflects a 50% reduction of the quarterly dividend rate from 42 cents per share to 21 cents per share in the third

quarter of 2000. On January 15, 2002, the Corporation declared its quarterly common cash dividend of 21 cents per share, payable on April 1, 2002.

On January 18, 2000, the Corporation announced the discontinuation of the biannual 10% stock dividend.

Double Leverage

Double leverage is the extent to which the Corporation's resources are used to finance investments in subsidiaries. Double leverage was 103% at December 31, 2001 and 108% at December 31, 2000. Trust Preferred Capital Securities of $3.315 billion in 2001 and $2.483 billion in 2000 were included in capital for purposes of this calculation.

Stock Repurchase Program and Other Capital Activities

On November 1, 2001, the Corporation redeemed all outstanding preferred stock with cumulative and adjustable dividends, Series B and C, totaling $190 million. The redemption price for both of the Series B and C preferred stock was $100.00 per share, plus accrued and unpaid dividends totaling $1.00 per share and $1.083 per share, respectively.

On September 17, 2001, the Corporation's Board of Directors approved the repurchase of up to $500 million of the Corporation's common stock. This buyback is part of the remaining 28.4 million share buyback program authorized in May 1999. The timing of the purchases and the exact number of shares to be repurchased will depend on market conditions. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. In 2001, the Corporation purchased 2.6 million shares of common stock at an average price of $29.62 per share, leaving 25.8 million shares available for repurchase under the buyback program.

During 2001, the Corporation added to its Tier 1 capital through the sponsorship of two trusts that issued $825 million in aggregate principal amount of trust preferred securities. During 2000, the Corporation added to its Tier 1 capital through the sponsorship of three trusts that issued $915 million in aggregate principal amount of trust preferred securities. These preferred securities are tax-advantaged issues that qualify for Tier 1 capital treatment. See Note 13 to the consolidated financial statements on page 85 for more detail.

During 2001 and 2000, the Corporation strengthened its capital position through the issuance of $750 million and $1 billion of subordinated debt, respectively.

On December 1, 2000, the Corporation converted all outstanding $12^3/4$% First Commerce Convertible Debenture Bonds, Series A and B. The conversion rate was 18.9473. All of the debentures were converted to shares of the Corporation's common stock.

FORWARD-LOOKING STATEMENTS

This discussion of financial results contains forward-looking statements about the Corporation, including descriptions of plans or objectives of its management for future operations, products or services, and forecasts of its revenues, earnings or other measures of economic performance. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may."

Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors—many of which are beyond the Corporation's control—could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Some of these factors include certain credit, market, operational, liquidity and interest rate risks associated with the Corporation's business and operations. Other factors described in the Corporation's Form 10-K include changes in business and economic conditions, competition, fiscal and monetary policies and legislation.

Forward-looking statements speak only as of the date they are made. The Corporation does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events, such as further market deterioration that adversely affects credit quality, auto lease residuals and credit card asset values.

CONSOLIDATED BALANCE SHEETS

BANK ONE CORPORATION and Subsidiaries

FOR THE YEAR ENDED DECEMBER 31,	2001	2000
(Dollars in millions)		
Assets		
Cash and due from banks	$ 17,383	$ 17,291
Interest-bearing due from banks	1,030	5,210
Federal funds sold and securities under resale agreements	9,347	4,737
Trading assets	6,167	2,788
Derivative product assets	3,225	2,322
Investment securities	60,883	50,561
Loans	156,733	174,251
Allowance for credit losses	(4,528)	(4,110)
Loans, net	152,205	170,141
Premises and equipment, net	2,534	2,894
Customers' acceptance liability	257	402
Other assets	15,923	12,954
Total assets	$268,954	$269,300
Liabilities		
Deposits:		
Demand	$ 32,179	$ 30,738
Savings	80,599	63,414
Time:		
Under $100,000	20,106	25,302
$100,000 and over	18,071	22,656
Foreign offices	16,575	24,967
Total deposits	167,530	167,077
Federal funds purchased and securities sold under repurchase agreements	13,728	12,120
Other short-term borrowings	10,255	18,003
Long-term debt	40,103	38,428
Guaranteed preferred beneficial interest in the Corporation's junior subordinated debt	3,315	2,483
Acceptances outstanding	257	402
Derivative product liabilities	2,574	2,212
Other liabilities	10,966	9,940
Total liabilities	248,728	250,665
Stockholders' Equity		
Preferred stock	–	190
Common stock ($0.01 par value; authorized 4,000,000,000 in 2001 and 2,500,000,000 in 2000; issued 1,181,382,304 in 2001 and 1,181,385,876 in 2000)	12	12
Surplus	10,311	10,487
Retained earnings	10,707	9,060
Accumulated other adjustments to stockholders' equity	(65)	(5)
Deferred compensation	(121)	(121)
Treasury stock, at cost (14,415,873 shares in 2001 and 21,557,073 shares in 2000)	(618)	(988)
Total stockholders' equity	20,226	18,635
Total liabilities and stockholders' equity	$268,954	$269,300

The accompanying notes are an integral part of this statement.

CONSOLIDATED INCOME STATEMENTS

BANK ONE CORPORATION and Subsidiaries

FOR THE YEAR ENDED DECEMBER 31,	2001	2000	1999
(In millions, except per share data)			
Net Interest Income:			
Interest income	**$17,304**	$20,078	$17,294
Interest expense	**8,666**	11,242	8,273
Total net interest income	**8,638**	8,836	9,021
Noninterest Income:			
Banking fees and commissions	**1,731**	1,537	1,502
Credit card revenue	**2,775**	2,299	3,413
Service charges on deposits	**1,449**	1,310	1,283
Fiduciary and investment management fees	**754**	783	793
Investment securities gains (losses)	**(66)**	(235)	509
Trading	**220**	134	147
Other income (losses)	**360**	(738)	1,045
Total noninterest income	**7,223**	5,090	8,692
Total revenue, net of interest expense	**15,861**	13,926	17,713
Provision for credit losses	**2,510**	3,398	1,249
Noninterest Expense:			
Salaries and employee benefits	**4,198**	4,602	4,528
Occupancy expense	**686**	872	703
Equipment expense	**457**	593	667
Outside service fees and processing	**1,178**	1,537	1,771
Marketing and development	**862**	900	1,235
Telecommunication	**407**	411	334
Other intangible amortization	**97**	410	168
Goodwill amortization	**69**	70	69
Other	**1,246**	2,052	1,461
Total noninterest expense before merger and restructuring-related charges	**9,200**	11,447	10,936
Merger and restructuring-related charges	**351**	161	554
Total noninterest expense	**9,551**	11,608	11,490
Income (loss) before income taxes and cumulative effect of change in accounting principle	**3,800**	(1,080)	4,974
Applicable income taxes (benefit)	**1,118**	(569)	1,495
Income (loss) before cumulative effect of change in accounting principle	**2,682**	(511)	3,479
Cumulative effect of change in accounting principle, net of taxes of $25	**(44)**	–	–
Net income (loss)	**$ 2,638**	$ (511)	$ 3,479
Net income (loss) attributable to common stockholders' equity	**$ 2,628**	$ (523)	$ 3,467
Earnings (loss) per share before cumulative effect of change in accounting principle:			
Basic	**$ 2.28**	$ (0.45)	$ 2.97
Diluted	**$ 2.28**	$ (0.45)	$ 2.95
Earnings (loss) per share:			
Basic	**$ 2.25**	$ (0.45)	$ 2.97
Diluted	**$ 2.24**	$ (0.45)	$ 2.95

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
BANK ONE CORPORATION and Subsidiaries

(In millions)	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Adjustments to Stockholders' Equity	Deferred Compensation	Treasury Stock	Total Stockholders' Equity
Balance–December 31, 1998	$ 190	$ 12	$10,769	$ 9,528	$ 239	$ (94)	$ (84)	$20,560
Net income				3,479				3,479
Change in fair value, investment securities– available for sale, net of taxes					(489)			(489)
Translation loss, net of hedge results and taxes					(13)			(13)
Net income and changes in accumulated other adjustments to stockholders' equity								2,977
Cash dividends declared:								
Common stock				(1,958)				(1,958)
Preferred stock				(12)				(12)
Issuance of stock			(14)				175	161
Purchase of common stock							(1,677)	(1,677)
Awards granted, net of forfeitures and amortization						(24)		(24)
Other			44				19	63
Balance–December 31, 1999	190	12	10,799	11,037	(263)	(118)	(1,567)	20,090
Net loss				(511)				(511)
Change in fair value, investment securities– available for sale, net of taxes					256			256
Translation gain, net of hedge results and taxes					2			2
Net loss and changes in accumulated other adjustments to stockholders' equity								(253)
Cash dividends declared:								
Common stock				(1,454)				(1,454)
Preferred stock				(12)				(12)
Issuance of stock			(302)				615	313
Purchase of common stock							(17)	(17)
Awards granted, net of forfeitures and amortization						(34)		(34)
Other			(10)			31	(19)	2
Balance–December 31, 2000	190	12	10,487	9,060	(5)	(121)	(988)	18,635
Net income				2,638				2,638
Change in fair value, investment securities– available for sale, net of taxes					93			93
Change in fair value of cash-flow type hedge derivative instruments, net of taxes					(146)			(146)
Translation loss, net of hedge results and taxes					(7)			(7)
Net income and changes in accumulated other adjustments to stockholders' equity								2,578
Cash dividends declared:								
Common stock				(981)				(981)
Preferred stock				(10)				(10)
Issuance of stock			(179)				448	269
Redemption of stock	(190)							(190)
Purchase of common stock							(78)	(78)
Other			3					3
Balance–December 31, 2001	$ –	$ 12	$10,311	$10,707	$ (65)	$ (121)	$ (618)	$20,226

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

BANK ONE CORPORATION and Subsidiaries

FOR THE YEAR ENDED DECEMBER 31, *(In millions)*	2001	2000	1999
Cash Flows from Operating Activities:			
Net income (loss)	$ 2,638	$ (511)	$ 3,479
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	571	934	697
Cumulative effect of accounting change	69	–	–
Provision for credit losses	2,510	3,398	1,249
Investment securities (gains) losses	66	236	(509)
Net decrease in net derivative product assets	(198)	(71)	(233)
Net (increase) decrease in trading assets	(3,456)	11,691	(292)
Net (increase) decrease in other assets	213	(655)	245
Net increase (decrease) in other liabilities	375	1,502	(830)
Gain on sale of banks and branch offices	–	–	(348)
Merger and restructuring-related charges	351	161	276
Other operating adjustments	(764)	139	(100)
Net cash provided by operating activities	2,375	16,824	3,634
Cash Flows from Investing Activities:			
Net (increase) decrease in federal funds sold and securities under resale agreements	(4,610)	5,045	80
Securities available for sale:			
Purchases	(56,088)	(72,098)	(56,564)
Maturities	23,579	17,882	16,150
Sales	23,393	48,960	38,361
Credit card receivables securitized	3,845	–	7,279
Net decrease (increase) in loans	13,425	(14,903)	(21,377)
Purchase of Wachovia credit card business	(5,776)	–	–
Loan recoveries	342	276	325
Net cash and cash equivalents due to mergers, acquisitions and dispositions	–	–	(1,669)
Additions to premises and equipment	(169)	(533)	(593)
Proceeds from sales of premises and equipment	55	–	–
All other investing activities, net	383	(1,194)	41
Net cash used in investing activities	(1,621)	(16,565)	(17,967)
Cash Flows from Financing Activities:			
Net increase in deposits	373	4,681	3,907
Net increase (decrease) in federal funds purchased and securities under repurchase agreements	1,607	(6,599)	(4,444)
Net increase (decrease) in other short-term borrowings	(7,757)	(3,208)	4,274
Proceeds from issuance of long-term debt	12,466	13,914	28,736
Repayment of long-term debt	(11,341)	(9,237)	(16,245)
Cash dividends paid	(991)	(1,222)	(2,420)
Proceeds from issuance of trust preferred capital securities	825	915	575
Proceeds from issuance of common and treasury stock	191	152	61
Redemption of preferred stock	(190)	–	–
Purchase of common stock for treasury	(78)	(3)	(1,647)
All other financing activities, net	19	(19)	(238)
Net cash provided by (used in) financing activities	(4,876)	(626)	12,559
Effect of exchange rate changes on cash and cash equivalents	34	147	(25)
Net Decrease in Cash and Cash Equivalents	(4,088)	(220)	(1,799)
Cash and Cash Equivalents at Beginning of Year	22,501	22,721	24,520
Cash and Cash Equivalents at End of Year	$ 18,413	$ 22,501	$ 22,721
Other Cash Flow Disclosures:			
Interest paid	$ 9,221	$ 10,777	$ 8,082
Income taxes paid	506	371	701

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1–Summary of Significant Accounting Policies

BANK ONE CORPORATION and subsidiaries ("Bank One" or the "Corporation") is a financial holding company that offers a full range of financial services to commercial and business customers and consumers. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, and certain prior-year financial statement information has been reclassified to conform to the current year's presentation. The preparation of the consolidated financial statements require Management to make estimates and assumptions that affect the amounts reported and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(a) Principles of Consolidation

The Corporation's consolidated financial statements include all accounts of BANK ONE CORPORATION (the "Parent Company") and all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Results of operations of acquired entities are included from the acquisition date, and assets and liabilities are stated at their estimated fair values at the acquisition date.

(b) Resale and Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions and carried at the amount at which the securities will be subsequently resold or repurchased, plus accrued interest. Where appropriate, resale and repurchase agreements with the same counterparty are reported on a net basis.

(c) Trading Activities

Trading assets and liabilities are carried at fair value. Trading profits include realized and unrealized gains and losses from both cash and derivative financial instruments used in trading activities. Trading activities involve instruments with interest rate, exchange rate, equity price, credit and commodity price market risk.

(d) Investment Securities

Debt and equity investment securities designated as available-for-sale are carried at fair value, with unrealized gains and losses, net of taxes, included in accumulated other adjustments to stockholders' equity. The estimated fair value of a security is determined based on market quotations when available or, if not available, by using a discounted cash flow approach. Realized gains and losses, including other than temporary impairments, are included in noninterest income as investment securities gains (losses). The specific identification method is used to calculate realized gains or losses.

Effective April 1, 2001, the Corporation adopted Emerging Issues Task Force (EITF) Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF No. 99-20"). Under EITF No. 99-20, impairment on certain securitized financial assets must be recognized when the asset's fair value is below its carrying value and there has been an adverse change in estimated cash flows. Prior to EITF No. 99-20, the Corporation judged declines as other than temporary based on the underlying facts and circumstances surrounding the investment, such as the length of time the market value had been below cost or based on the creditworthiness of the issuer. Under EITF No. 99-20, the Corporation recognizes interest income based on the amount of the excess of estimated cash flows over the recorded investment in the securitized financial asset. Changes in estimated cash flows are recognized on a prospective basis. The effect of adopting EITF No. 99-20 was a one-time, non-cash charge to earnings of $44 million after-tax ($69 million pre-tax) or $0.04 per diluted share. This charge has been presented as a cumulative effect of a change in accounting principle in the consolidated income statement.

Principal investments are carried at fair value, with unrealized and realized gains and losses included in noninterest income as investment securities gains (losses). The fair value of a publicly traded principal investment is determined using quoted market prices when the investment is unrestricted; otherwise fair value is estimated using quoted market prices adjusted for market liquidity and sale restrictions. The fair value for principal investments that are not publicly traded is estimated based on the investees' financial results, conditions and prospects, values of comparable public companies, market liquidity and sales restrictions.

(e) Loans, including lease finance receivables

Loans are carried at the principal amount outstanding, net of unearned income and amounts charged off. Unearned income, which includes deferred loan origination fees reduced by loan origination costs, for loans, excluding credit cards, is amortized to interest income over the life of the related loan using the straight-line method that approximates the effective interest rate method. Fees received for providing loan commitments and letters of credit that result in loans are typically deferred and amortized to interest income over the life of the related loan, beginning with the initial borrowing. Fees on commitments and letters of credit that are not expected to be funded are amortized to noninterest income as banking fees and commissions over the commitment period. Other credit-related fees, including syndication management fees, are recorded to noninterest income as banking fees and commissions when received or over time to match the earnings process.

The carrying amount of credit card loans also includes unpaid interest and fees. Loan origination fees and costs on credit card loans are typically deferred and amortized over one year using a straight-line method to noninterest income as credit card revenue.

The Corporation typically provides lease financing to its customers through direct financing leases. Leveraged leases, which represent direct financing leases involving nonrecourse debt, also are provided to customers. Unearned income on a direct financing lease is amortized to income over the lease term so as to yield a constant rate of return on the net investment in the lease. Periodic recognition of lease income on leveraged leases is based on an analysis of cash flows using the original investment less deferred taxes arising from the difference between the pretax financial accounting income and taxable income. Residual values for leased automobiles are reviewed at least annually with periodic reviews performed as warranted by the underlying circumstances. Valuations are based upon various assumptions and estimates including the probability of the automobile being returned to the Corporation, estimated costs incurred to reduce the number of returned automobiles from the customer, estimated collectable fees for mileage and other wear and tear, reconditioning costs, and estimated used car sales prices. Declines in estimated residual value that are other than temporary are recognized in the period such determination is made in other noninterest income.

(f) Loan Sales

When a commercial loan is sold, the loan's carrying value is compared to the net sales proceeds. Any shortfall in value that is presumed to be credit related is recorded as a charge-off reducing the allowance for credit losses. Any shortfall in value not presumed to be credit related is recorded as a charge to other noninterest income.

With consumer loan portfolio sales, the allocable portion of the allowance for credit losses adjusts the carrying value of the loan portfolio and is treated as a transfer out of the allowance for credit losses. The difference between the portfolio's carrying value adjusted for the allocable credit reserves and the net sales proceeds is recorded as a component of other noninterest income.

(g) Nonperforming Loans

A loan is considered nonperforming when placed on nonaccrual status, or when renegotiated at terms that represent an economic concession to the borrower because of a decline in the borrower's financial condition. For a more detailed discussion, see the "Nonperforming Assets" section beginning on page 56. The Corporation's charge-off policies are presented on page 57.

(h) Allowance for Credit Losses

Management maintains the allowance for credit losses at a level it believes is adequate to provide for estimated probable credit losses inherent in on- and off-balance sheet credit exposure. For a more detailed discussion, see the "Allowance for Credit Losses" section beginning on page 58.

(i) Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the owned asset and, for leasehold improvements, over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. For owned and capitalized assets, estimated useful lives range from three to 30 years. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized to operating expense over their identified useful life.

(j) Other Real Estate Owned ("OREO")

OREO includes real estate assets that have been received in satisfaction of debt. OREO is initially recorded and subsequently carried at the lower of cost or fair value less estimated selling costs. Any valuation adjustments required at the date of transfer are charged to the allowance for credit losses. Subsequently, unrealized losses and realized gains and losses on sale are included in other noninterest income. Operating results from OREO are recorded in other noninterest expense.

(k) Intangible Assets

Intangible assets include goodwill resulting from acquisitions and identifiable intangible assets, such as customer lists, core deposits and credit card relationships. Goodwill is equal to an acquired company's acquisition cost less the value of net tangible and intangible assets.

Intangible assets are reported in other assets and are amortized into other noninterest expense on an accelerated or straight-line basis over the period the Corporation expects to benefit from such assets. Goodwill is amortized over estimated periods ranging from five to 40 years. Intangible assets are periodically reviewed for other than temporary impairment with any such declines in value included in other noninterest expense.

(l) Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are in effect. The effect on deferred tax assets and liabilities of a change in rates is recognized as income or expense in the period that includes the enactment date.

(m) Cash Flow Reporting

Cash and cash equivalents consist of cash and due from banks, whether interest-bearing or not. Net reporting of cash transactions has been used when the balance sheet items consist predominantly of maturities of three months or less, or where otherwise permitted. Other items are reported on a gross basis.

(n) Stock-Based Compensation

The Corporation accounts for stock awards pursuant to the methods prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." As stock options are granted at fair value, there are no charges to earnings associated with stock options granted. Compensation expense related to restricted stock awards is recorded as earned over the restriction period.

(o) New and Pending Accounting Pronouncements

The Corporation adopted in 2001 the following new accounting pronouncements and will adopt in 2002 the following pending accounting pronouncements. In general, the effect of those adopted in 2001 were not significant to the Corporation's consolidated financial statements. Upon adoption of SFAS No. 142. "Goodwill and Other Intangible Assets" ("SFAS No. 142"), the Corporation does not currently anticipate significant goodwill impairment based upon the current analysis of facts and circumstances.

Accounting for Transfers and Servicing of Financial Assets and Liabilities

Effective April 1, 2001, the Corporation adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Liabilities" ("SFAS No. 140"). On July 23, 2001, the Financial Accounting Standards Board ("FASB") issued a Technical Bulletin that delayed the effective date of certain provisions of SFAS No. 140 relating to isolation in bankruptcy for banks subject to FDIC receivership and for certain other financial institutions. For these entities, the isolation provisions are effective for transfers of financial assets occurring after December 31, 2001, except for transfers involving revolving credits such as credit card securitizations. An additional transition period was granted for securitizations involving revolving credits that ends three months after the earliest date at which sufficient approvals can be obtained to permit the necessary changes to existing master trusts to meet the isolation provisions, but in no event extend later than June 30, 2006. The Corporation is analyzing the effect of SFAS No. 140 on its current securitization structures. The new standard also provides revised guidance for an entity to be considered a qualifying special purpose entity and requires additional disclosures concerning securitization activities and collateral.

Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Corporation adopted SFAS No. 133, as amended. The new standard significantly changed the accounting treatment for interest rate and foreign exchange derivatives the Corporation uses in its asset and liability management activities. The Corporation's accounting for derivatives used in trading activities has not changed as the result of SFAS No. 133. Hedging derivatives are now recognized on the balance sheet at fair value as either assets or liabilities. Hedge ineffectiveness, if any, is calculated and recorded in current earnings. The accounting for the effective portion of the change in value of a hedging derivative is based on the nature of the hedge. See "Derivative Financial Instruments" beginning on page 61 for detailed information on the Corporation's strategy in using derivative instruments in its asset and liability management and trading activities, as well as the accounting principles and disclosures for these instruments.

Business Combinations and Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and establishes the specific criteria for the recognition of intangible assets separately from goodwill. Under SFAS No. 142, goodwill will no longer be amortized, but will be subject to impairment tests at least annually. SFAS No. 142 will be effective for the Corporation on January 1, 2002. However, any acquired goodwill or intangible assets recorded in transactions closed subsequent to June 30, 2001 were immediately subject to the amortization provisions of SFAS No. 142. Upon adoption of SFAS No. 142, the Corporation estimates the elimination of goodwill amortization will positively impact net income by approximately $69 million annually.

Note 2–Earnings Per Share

Basic EPS is computed by dividing income available to common stockholders by the average number of common shares outstanding for the period. Except when the effect would be antidilutive, the diluted EPS calculation includes shares that could be issued under outstanding stock options and the employee stock purchase plans, and common shares that would result from the conversion of convertible preferred stock and convertible debentures. In addition, interest on convertible debentures (net of tax) is added to net income, since this interest would not be paid if the debentures were converted to common stock.

The computation of basic and diluted earnings per share follows:

YEAR ENDED DECEMBER 31,	2001	2000	1999
(In millions, except per share data)			
Income (loss) before cumulative effect of accounting change	$2,682	$ (511)	$3,479
Cumulative effect of accounting change, net of tax	(44)	–	–
Net income (loss)	2,638	(511)	3,479
Preferred stock dividends	(10)	(12)	(12)
Net income (loss) available to common stockholders for basic EPS	2,628	(523)	3,467
Interest on convertible debentures, net of tax [1]	–	–	6
Diluted income (loss) available to common stockholders [1]	$2,628	$ (523)	$3,473
Average shares outstanding	1,166	1,154	1,168
Stock options [1]	8	–	6
Convertible debentures [1]	–	–	4
Average shares outstanding assuming full dilution	1,174	1,154	1,178
Earnings (loss) per share before cumulative effect of change in accounting principle:			
Basic	$ 2.28	$ (0.45)	$ 2.97
Diluted [1]	2.28	(0.45)	2.95
Earnings (loss) per share:			
Basic	$ 2.25	$ (0.45)	$ 2.97
Diluted [1]	2.24	(0.45)	2.95

(1) Common equivalent shares and related income have been excluded from the computation of diluted loss per share for the year ended December 31, 2000, as the effect would be antidilutive.

Note 3–Acquisitions

On July 27, 2001, the Corporation completed its acquisition of the Wachovia credit card business, including a credit card portfolio of approximately $7.5 billion consumer credit card receivables. The acquisition was accounted for under the provisions of SFAS No. 141 and SFAS No. 142. The first component of the transaction was the primary portfolio of $6.2 billion in receivables of credit card holders who are not customers of Wachovia's retail bank. The second component was the agent bank portfolio of $1.3 billion.

On September 7, 2001, the Corporation announced its agreement with Wachovia to end the agent bank relationship and sell back to Wachovia the approximately $1.3 billion of consumer credit card receivables of customers who also have a Wachovia retail banking relationship. Under the terms of the agreement, Wachovia paid a $350 million termination fee and will reimburse the Corporation for the premium paid for the repurchased receivables and conversion costs related to the repurchase.

Note 4–Restructuring-Related Charges

a) Fourth Quarter 2001 Restructuring-Related Charges

The Corporation recorded restructuring-related charges in the fourth quarter of 2001 for additional real estate and severance costs to accomplish more rapid expense reductions, accelerated systems conversions and other consolidations. Summarized below are the details of these restructuring-related charges:

DECEMBER 31, 2001 (In millions)	Personnel-Related Costs	Contractual Obligations and Asset Writedowns	Total
Restructuring-related charges	$ 76	$278	$354

Personnel-related items consist primarily of severance costs related to identified staff reductions in the lines of business totaling approximately 6,900 positions. Contractual obligations included the estimated costs associated with lease and other contract termination costs incorporated in the business restructuring plans. Asset writedowns included leasehold write-offs related to leased properties following the decision to abandon such facilities, as well as in the case of fixed assets and capitalized software for which similar decisions were made. Actions under this overall restructuring plan are expected to be completed within a 12-month period. Certain contractual payments associated with these actions, as required, will extend beyond this 12-month time-frame.

b) Second Quarter 2000 Restructuring-Related Charges

Actions under this restructuring plan have been completed, with only payments of identified obligations remaining, which consist primarily of lease obligations. Unpaid amounts totaled $58 million as of December 31, 2001, and will be paid as required over the remaining contractual periods.

Note 5–Business Segments

In the third quarter of 2001, certain organizational changes were made involving Corporate Investments and Commercial Banking business. The tax-oriented portfolio of Corporate Investments was transferred to Commercial Banking, while the principal investments and fixed income portfolios were transferred to Corporate. Additionally, certain expenses were reclassified from salaries to other expenses. Results for prior periods have been adjusted to reflect these and other insignificant changes and to conform to the current line of business structure.

The information presented on page 26 is consistent with the content of business segment data provided to the Corporation's management which does not use product group revenues to assess consolidated results. Aside from investment management and insurance products, product offerings are tailored to specific customer segments. As a result, the aggregation of product revenues and related profit measures across lines of business is not available.

Aside from the United States, no single country or geographic region generates a significant portion of the Corporation's revenues or assets. In addition, there are no single customer concentrations of revenue or profitability.

See the following "Business Segments" sections for additional disclosure regarding the Corporation's operating segments:

- "Business Segments" on page 26.
- Data presented in tables up until the section entitled "Financial Performance" included in the "Business Segment Results and Other Data" section beginning with "Retail" through "Corporate" on pages 27–40.

Note 6–Interest Income and Interest Expense

Details of interest income and expense are as follows:

FOR THE YEAR ENDED DECEMBER 31, (In millions)	2001	2000	1999
Interest Income			
Loans, including fees	$13,213	$15,214	$13,051
Bank balances	145	503	233
Federal funds sold and securities under resale agreements	418	577	445
Trading assets	309	440	330
Investment securities	3,219	3,344	3,235
Total	17,304	20,078	17,294
Interest Expense			
Deposits	4,895	6,137	4,651
Federal funds purchased and securities sold under repurchase agreements	633	1,142	935
Other short-term borrowings	659	1,216	942
Long-term debt	2,479	2,747	1,745
Total	8,666	11,242	8,273
Net Interest Income	8,638	8,836	9,021
Provision for credit losses	2,510	3,398	1,249
Net Interest Income After Provision for Credit Losses	$ 6,128	$ 5,438	$ 7,772

Note 7–Investment Securities

A summary of the Corporation's investment portfolio follows:

FOR THE YEAR ENDED DECEMBER 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Book Value)
(In millions)				
U.S. Treasury	$ 1,424	$ 30	$ 4	$ 1,450
U.S. government agencies	25,265	113	132	25,246
States and political subdivisions	1,310	28	8	1,330
Interests in credit card securitized receivables	23,998	107	—	24,105
Other debt securities	4,397	24	18	4,403
Equity securities [1]	2,775	10	15	2,770
Total available for sale securities	$ 59,169	$ 312	$ 177	59,304
Principal and other investments [2]				1,579
Total investment securities				$ 60,883

FOR THE YEAR ENDED DECEMBER 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Book Value)
(In millions)				
U.S. Treasury	$ 2,587	$ 2	$ 34	$ 2,555
U.S. government agencies	14,415	18	47	14,386
States and political subdivisions	1,276	24	8	1,292
Interests in credit card securitized receivables	22,447	116	—	22,563
Other debt securities	5,237	18	57	5,198
Equity securities [1]	2,730	15	40	2,705
Total available for sale securities	$ 48,692	$ 193	$ 186	48,699
Principal and other investments [2]				1,862
Total investment securities				$ 50,561

FOR THE YEAR ENDED DECEMBER 31, 1999	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Book Value)
(In millions)				
U.S. Treasury	$ 2,569	$ 1	$ 101	$ 2,469
U.S. government agencies	12,919	3	412	12,510
States and political subdivisions	1,599	20	38	1,581
Interests in credit card securitized receivables	20,176	279	—	20,455
Other debt securities	7,611	5	172	7,444
Equity securities [1]	2,002	11	5	2,008
Total available for sale securities	$ 46,876	$ 319	$ 728	46,467
Principal and other investments [2]				1,445
Total investment securities				$47,912

(1) The fair values of certain securities for which market quotations were not available were estimated.

(2) The fair values of certain securities reflect liquidity and other market-related factors, and includes investments accounted for at fair value consistent with specialized industry practice.

For the year ended December 31, 2001, gross recognized gains and losses on the sale of investment securities were $537 million and $603 million, respectively.

As of December 31, 2001, debt investment securities had the following maturity and yield characteristics:

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years		Total	
	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield
(Dollars in millions)										
U.S. Treasury	$ 190	3.36%	$ 1,151	4.28%	$ 59	5.89%	$ 24	7.06%	$ 1,424	4.27%
U.S. government agencies	630	4.89	2,132	4.77	1,010	4.93	21,493	5.86	25,265	5.71
States and political subdivisions	169	5.02	387	5.05	338	5.02	416	5.24	1,310	7.78
Other debt securities	22,223	7.94	4,385	5.74	1,330	4.96	457	8.46	28,395	7.47
Total debt securities –at amortized cost	$23,212	7.80%	$ 8,055	5.24%	$ 2,737	4.97%	$22,390	5.91%	$56,394	6.61%
Total debt securities– –at fair value	$23,316		$ 8,132		$ 2,741		$22,345		$56,534	

The distribution of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities might differ because issuers may have the right to call or prepay obligations.

Note 8–Loans

Loan composition by line of business is as follows:

FOR THE YEAR ENDED DECEMBER 31,	2001	2000
(In millions)		
Retail:		
Small business commercial	$ 12,347	$ 12,103
Home equity	30,268	31,361
Vehicles:		
Loans	13,481	14,300
Leases	6,155	8,840
Other personal	9,779	10,697
Total Retail	72,030	77,301
Commercial Banking:		
Corporate Banking:		
Commercial and industrial	22,268	N/A
Commercial real estate	8,975	N/A
Lease financing	4,669	N/A
Other	731	N/A
Middle Market:		
Commercial and industrial	28,676	N/A
Commercial real estate	3,472	N/A
Lease financing	1,053	N/A
Other	294	N/A
Total Commercial Banking	70,138	85,100
Other lines of business	7,779	7,106
First USA	6,786	4,744
Total loans	156,733	174,251
Less: Allowance for credit losses	4,528	4,110
Total loans, net	$152,205	$170,141

N/A–Not available.

Loans are net of unearned income of $2.749 billion and $3.467 billion as of December 31, 2001 and 2000, respectively. Loans held for sale, which are carried at the lower of cost or fair value, totaled $3.000 billion and $2.964 billion at December 31, 2001 and 2000, respectively.

The Corporation's primary goal in managing credit risk is to minimize the impact of default by an individual borrower or group of borrowers. As a result, the Corporation strives to maintain a loan portfolio that is diverse in terms of loan type, industry, borrower and geographic concentrations. As of December 31, 2001 and 2000, there were no significant loan concentrations with any single borrower, industry or geographic segment (see "Credit Portfolio Composition" on pages 52–55).

A loan is considered impaired when it is probable that all principal and interest amounts due will not be collected in accordance with the loan's contractual terms. Certain loans, such as loans carried at the lower of cost or fair value or small-balance homogeneous loans (e.g., credit card, home mortgages and installment credit) are exempt from impairment determinations for disclosure purposes. Impaired loans, accordingly, exclude consumer loans classified as nonaccrual. Such consumer loans totaled $1.064 billion and $714 million at December 31, 2001 and 2000, respectively.

Impairment is recognized to the extent that the recorded investment of an impaired loan or pool of loans exceeds its value either based on the loan's underlying collateral or the calculated present value of projected cash flows discounted at the contractual interest rate. Loans having a significant recorded investment are measured on an individual basis, while loans not having a significant recorded investment are grouped and measured on a pool basis.

The Corporation's impaired loan information is as follows:

FOR THE YEAR ENDED DECEMBER 31,	2001	2000
(In millions)		
Impaired loans with related allowance	$2,487	$1,748
Impaired loans with no related allowance[1]	–	13
Total impaired loans	$2,487	$1,761
Allowance on impaired loans [2]	$ 731	$ 407

FOR THE YEAR ENDED DECEMBER 31,	2001	2000	1999
(In millions)			
Average balance of impaired loans	$2,047	$1,335	$ 972
Interest income recognized on impaired loans	46	31	46

(1) Impaired loans for which the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan do not require an allowance under SFAS No. 114.

(2) The allowance for impaired loans is included in the Corporation's overall allowance for credit losses.

Maturity Distribution and Interest Rate Sensitivity of Loans

A distribution of the maturity of loans by line of business and, for those loans due after one year, a breakdown between those loans that have floating interest rates and those that have predetermined interest rates at December 31, 2001 follows:

(In millions)	One Year or Less	One to Five Years	Over Five Years	Total
Retail:				
Small business commercial	$ 3,290	$ 6,159	$ 2,898	$ 12,347
Home equity	628	1,279	28,361	30,268
Vehicles:				
Loans	549	9,784	3,148	13,481
Leases	1,655	4,500	–	6,155
Other personal	1,765	807	7,207	9,779
Total Retail	7,887	22,529	41,614	72,030
Commercial Banking:				
Corporate Banking:				
Commercial and industrial	5,953	15,009	1,306	22,268
Commercial real estate	4,324	4,319	332	8,975
Lease financing	80	588	4,001	4,669
Other	731	–	–	731
Middle Market:				
Commercial and industrial	12,276	13,554	2,846	28,676
Commercial real estate	1,048	1,994	430	3,472
Lease financing	72	708	273	1,053
Other	294	–	–	294
Total Commercial Banking [1]	24,778	36,172	9,188	70,138
Total reported [1]	$ 32,665	$ 58,701	$ 50,802	$142,168
Loans with floating interest rates		$ 27,451	$ 13,186	$ 40,637
Loans with predetermined interest rates		31,250	37,616	68,866
Total		$ 58,701	$ 50,802	$109,503

(1) Excludes Commercial Banking lease financing receivables, credit card, and other lines of business.

Foreign Outstandings

Foreign outstandings include loans, balances with banks, acceptances, securities, equity investments, accrued interest, other monetary assets and current credit exposure on derivative contracts. At year-end 2001 and 2000, there were no countries for which cross-border and net local country claims exceeded 1.0% of total assets. At December 31, 1999, Germany was the only country with cross-border claims exceeding 1.0% of total assets. The oustandings amounted to $3.118 billion.

At December 31, 2001 and 1999 there were no countries for which cross-border claims totaled between 0.75% and 1.0% of total assets. At December 31, 2000, Germany was the only country for which cross-border and net local country claims totaled between 0.75% and 1.0% of total assets. These outstandings amounted to $2.512 billion.

Note 9–Credit Card Securitizations

The Corporation transforms credit card receivables into securities, which are sold to investors–a process referred to as securitization. Gain or loss on the sale of the credit card receivable depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. During 2001, the Corporation securitized approximately $3.8 billion in credit card receivables. Maturities of credit card securitizations during 2001 totaled $9.2 billion, with an additional $10.3 billion scheduled for 2002. During 2001 and 2000, the Corporation recognized $62 million and $116 million, respectively, in net securitization amortization in the consolidated income statement, including amortization of transaction costs, as the gain on securitization from new transactions was offset by amortization as investors in individual series were repaid.

A servicing asset or liability is not generally recognized in a credit card securitization (and thus not considered in the gain or loss computation) since the Corporation receives adequate compensation relative to current market servicing prices to service the receivables sold. Transaction costs in credit card securitizations are typically deferred and amortized over the life of the security as a reduction of noninterest income.

At December 31, 2001 and 2000, the estimated fair value of the interest-only strip associated with credit card securitizations was $219 million and $221 million, respectively, while the estimated fair value of the seller's interest was $23.9 billion and $22.4 billion, respectively. The interest-only strip and seller's interest are both recorded as investment securities.

Certain estimates are used in determining the fair value of the interest-only strip at both the date of securitization and the balance sheet date, including the excess spread, receivable lives and the discount rate. The components of excess spread, which are estimated, include finance charge and fee revenue (excluding interchange income) generated by the securitized loans in excess of interest paid to investors, related net credit losses and servicing fees. The resulting expected cash flows over the lives of the receivables are discounted at a rate commensurate with the risk of the cash flows to determine the fair value. Such estimates and assumptions are subject to change, and accordingly, the Corporation may not recover all of the recorded investment of the interest-only strip (and thus be measured for impairment). The receivables in each trust have unique attributes and therefore the interest-only strip related to each trust is evaluated separately. The seller's interest resulting from credit card securitizations is recorded at fair value using a present value approach, with assumptions that are consistent with the valuation of the interest-only strip.

The following represents the Corporation's key weighted-average assumptions used to estimate the fair value of the retained interests relating to credit card securitizations at December 31, 2001, and the pretax sensitivity of the fair values to immediate 10 and 20 percent adverse changes in these assumptions are as follows:

(Dollars in millions)	Interest-Only Strip [1]	Sellers Interest [2]	Total Retained Interests
Receivable Lives:			0.5 years
10% Adverse Change	$ 23.4	$ 11.6	35.0
20% Adverse Change	47.0	23.1	70.1
Excess Spread:			1.24%
10% Adverse Change	24.0	11.8	35.8
20% Adverse Change	48.0	23.7	71.7
Expected Net Credit Losses [3]:			7.11%
10% Adverse Change	120.4	67.4	187.8
20% Adverse Change	204.6	116.4	321.0
Discount Rate:			10.00%
10% Adverse Change	0.7	0.3	1.0
20% Adverse Change	1.5	0.7	2.2

(1) The effect of adverse changes in key assumptions on the fair value of the interest-only strip would be recorded in noninterest income.

(2) The effect of adverse changes in key assumptions on the value of the sellers interest is recorded in accumulated other adjustments to stockholders' equity, unless the decline in value is deemed to be other than temporary, which would result in a charge to noninterest income upon recognition.

(3) Certain Trust legal documents include finance charge and fee revenue reversals in the definition of net credit losses, resulting in a higher net credit loss rate for Trust purposes.

The sensitivity analysis illustrates the potential magnitude of significant adverse changes in key assumptions used in valuing the retained interests, and thus the potential impact to the Corporation's financial position and results of operations. However, the sensitivities of the fair values of the retained interests to changes in each key assumption may not be linear. Furthermore, the sensitivities for each key variable are calculated independently of changes in the other key variables. Therefore, the sensitivity analysis does not purport to present the maximum impairment loss that would result from 10 and 20 percent adverse changes in these assumptions. Actual experience observed may result in changes in multiple key assumptions concurrently, the magnitude of which on the fair value of the retained interests would be dependent on the relative change and the direction of change. In addition, the sensitivity analysis does not give effect to corrective action that Management could and would take to mitigate the impact of adverse changes in key assumptions. The asset values of the retained interests are periodically reviewed for other-than-temporary impairment.

The key weighted-average economic assumptions and ranges of assumptions used to estimate the fair value of retained interests at the date of securitization (including transfer of new balances under revolving structures) for credit card securitizations occurring during 2001 were approximately the same as the assumptions used to value the retained interests at December 31, 2001.

Cash flows received from (paid to) credit card securitization master trusts (i.e., SPEs) during the year ended December 31, 2001 and 2000 are as follows:

(In millions)	2001	2000
Proceeds from reinvestment in revolving securitizations	$72,206	$83,469
Proceeds from new securitizations	3,845	–
Servicing fees received	598	649
Cash flows received on retained interests [1]	2,577	2,224
Cash released from (used to fund) spread accounts	146	(32)

(1) Includes cash flows from interest-only strips as well as interchange fees received from securitized accounts.

For a detailed discussion of the Corporation's loan securitization process for credit card loans, see the "Loan Securitizations" section beginning on page 64.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10–Allowance for Credit Losses

Changes in the allowance for credit losses for the years ended December 31 were as follows:

(In millions)	2001	2000	1999
Balance, beginning of year	$ 4,110	$ 2,285	$ 2,271
Additions (deductions):			
Charge-offs	(2,630)	(1,667)	(1,531)
Recoveries	342	276	325
Net charge-offs	(2,288)	(1,391)	(1,206)
Provision for credit losses	2,510	3,398	1,249
Transfers [(1)]	196	(182)	(29)
Balance, end of year	$ 4,528	$ 4,110	$ 2,285

(1) Transfers to the allowance for credit losses in 2001 primarily represent the addition of the Wachovia credit card portfolio. Transfers from the allowance for credit losses for prior years primarily represent allocable credit allowances associated with consumer loan sale transactions, including securitization transactions.

Note 11–Long-Term Debt

Long-term debt consists of borrowings having an original maturity of greater than one year. Original issue discount and deferred issuance costs are amortized into interest expense over the terms of the related notes. Long-term debt at December 31, 2001 and 2000 was as follows:

(Dollars in millions)	Interest Rate	Maturities	2001	2000
Parent Company				
Senior debt:				
Medium-term notes	1.98–7.63%	2002–2008	$14,387	$14,360
Other	–	–	8	14
Subordinated debt:				
Notes	5.90–10.00	2002–2027	6,920	6,204
Floating rate notes	Various	2003	150	246
Subsidiaries				
Bank notes	1.76–7.93	2002–2006	12,933	13,375
Subordinated notes	6.00–8.25	2002–2008	1,729	1,695
Capital leases	5.50–11.07	2002–2019	66	71
Other	1.85–11.14	2002–2028	3,910	2,463
Total long-term debt			$40,103	$38,428

Aggregate annual scheduled repayments of long-term debt at December 31, 2001 are as follows:

(In millions)	Total
2002	$ 8,512
2003	7,910
2004	5,575
2005	3,932
2006	6,935
Thereafter	7,239
Total	$40,103

Note 12–Deposits and Short-Term Borrowings

Deposits

The maturity distribution of domestic time certificates of deposit of $100,000 and over and deposits in foreign offices, predominantly in amounts in excess of $100,000, at December 31, 2001 is as follows:

(Dollars in millions)	Amount	Percent
Domestic Time Certificates of Deposit of $100,000 and Over:		
Three months or less	$ 4,934	28%
Over three months to six months	2,040	11
Over six months to twelve months	2,446	14
Over twelve months	8,445	47
Total	$17,865	100%
Foreign Offices:		
Three months or less	16,057	97%
Over three months to six months	278	2
Over six months to twelve months	208	1
Over twelve months	32	–
Total	$16,575	100%

The Corporation has an aggregate amount of domestic other time deposits of $100,000 and over of $206 million at December 31, 2001, which primarily mature within three months.

Short-Term Borrowings

Borrowings with original maturities of one year or less are classified as short-term. The following is a summary of short-term borrowings for each of the three years ended December 31:

	At Year-End			For the Year	
(Dollars in millions)	Outstandings	Weighted-Average rate	Daily Average Outstandings	Weighted-Average Rate	Highest Outstandings at Month End
2001:					
Federal funds purchased	**$ 3,171**	**1.62%**	**$ 5,121**	**4.32%**	**$ 6,353**
Securities sold under repurchase agreements	**10,557**	**1.43**	**11,543**	**3.57**	**13,386**
Bank notes	**4,529**	**3.07**	**8,267**	**5.48**	**13,047**
Commercial paper	**828**	**1.58**	**1,968**	**4.75**	**2,634**
Other short-term borrowings	**4,898**	**1.60**	**3,273**	**3.43**	**4,629**
Total short-term borrowings	**$23,983**	**1.83%**	**$30,172**	**4.28%**	
2000:					
Federal funds purchased	$ 5,253	5.89%	$ 6,281	6.14%	$ 9,663
Securities sold under repurchase agreements	6,867	6.01	12,680	5.96	17,609
Bank notes	12,426	6.71	12,298	6.50	13,327
Commercial paper	3,048	6.62	3,137	5.94	3,303
Other short-term borrowings	2,529	6.22	3,543	6.50	6,861
Total short-term borrowings	$30,123	6.36%	$37,939	6.26%	
1999:					
Federal funds purchased	$ 5,483	4.54%	$ 7,060	4.96%	$ 8,806
Securities sold under repurchase agreements	13,237	4.08	12,651	4.62	16,102
Bank notes	12,707	5.60	11,112	5.57	12,947
Commercial paper	3,184	6.09	3,006	5.23	3,595
Other short-term borrowings	5,320	4.46	3,739	4.98	5,475
Total short-term borrowings	$39,931	4.86%	$37,568	5.00%	

Note 13–Guaranteed Preferred Beneficial Interest in the Corporation's Junior Subordinated Debt

The Corporation has sponsored ten trusts with a total aggregate issuance outstanding of $3.315 billion at December 31, 2001 in trust preferred securities as follows.

| | | Trust Preferred | | Junior Subordinated Debt Owned by Trust | | |
| | | Initial Liquidation | Distribution | Initial Principal | | Redeemable |
(Dollars in millions)	Issuance Date	Value	Rate	Amount	Maturity	Beginning
Capital VI	September 28, 2001	$525	7.20%	$541.2	October 15, 2031	October 15, 2006
Capital V	January 30, 2001	300	8.00%	309.3	January 30, 2031	January 30, 2006
Capital IV	August 30, 2000	160	3-mo LIBOR plus 1.50%	164.9	September 1, 2030	September 1, 2005
Capital III	August 30, 2000	475	8.75%	489.7	September 1, 2030	See (1) below.
Capital II	August 8, 2000	280	8.50%	288.7	August 15, 2030	August 15, 2005
Capital I	September 20, 1999	575	8.00%	593.0	September 15, 2029	September 20,2004
First Chicago NBD Capital 1	January 31, 1997	250	3-mo LIBOR plus 0.55%	258.0	February 1, 2027	February 1, 2007
First USA Capital Trust I [2]	December 20, 1996	200	9.33%	206.2	January 15, 2027	January 15, 2007
First Chicago NBD Institutional Capital A	December 3, 1996	500	7.95%	515.0	December 1, 2026	December 1, 2006
First Chicago NBD Institutional Capital B	December 5, 1996	250	7.75%	258.0	December 1, 2026	December 1, 2006

(1) Redeemable at any time subject to approval by the Federal Reserve Board.

(2) The Corporation paid a premium of $36 million to repurchase $193 million of these securities in 1997.

These trust preferred securities are tax-advantaged issues that qualify for Tier 1 capital treatment. Distributions on these securities are included in interest expense on long-term debt. Each of the trusts is a statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds thereof in junior subordinated debentures of the Corporation, the sole asset of each trust. The preferred trust securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the junior subordinated debentures held by the trust. The common securities of each trust are wholly-owned by the Corporation. Each trust's ability to pay amounts due on the trust preferred securities is solely dependent upon the Corporation making payment on the related junior subordinated debentures. The Corporation's obligations under the junior subordinated securities and other relevant trust agreements, in aggregate, constitute a full and unconditional guarantee by the Corporation of each respective trust's obligations under the trust securities issued by such trust. See Note 15 to the consolidated financial statements on page 85 for discussion of the restrictions on the ability of the Corporation to obtain funds from its subsidiaries.

Note 14–Stock Dividends and Preferred Stock

The Corporation is authorized to issue 50 million shares of preferred stock with a par value of $0.01 per share. On November 1, 2001 the Corporation redeemed all outstanding preferred stock

with cumulative and adjustable dividends, Series B and C, totaling $190 million. The redemption price for both the Series B and C preferred stock was $100 per share, plus accrued and unpaid dividends totaling $1.00 per share and $1.083 per share, respectively. At December 31, 2000 the Corporation had outstanding 1,191,000 and 713,800 shares of Series B and C preferred stock with a stated value of $100 per share and a carrying value of $119 million and $71 million, respectively. The dividend rate on each of the cumulative adjustable rate series was based on a stated value and adjusted quarterly, based on a formula that considers the interest rates for selected short- and long-term U.S. Treasury securities prevailing at the time the rate is set.

Note 15–Dividends and Capital Restrictions

The Corporation's national bank subsidiaries are subject to statutory limitations on their ability to pay dividends. Dividends cannot exceed the level of undivided profits. In addition, a national bank cannot declare a dividend, without regulatory approval, in an amount in excess of its net income for the current year combined with the combined net profits for the preceding two years. State bank subsidiaries may also be subject to limitations on dividend payments.

Based on these statutory requirements, the bank affiliates could have declared aggregate additional dividends of up to approximately $620 million without regulatory approval at January 1,

2002. The payment of dividends by any bank may also be affected by other factors, such as the maintenance of adequate capital.

The bank affiliates are subject to various regulatory capital requirements that require them to maintain minimum ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Failure to meet minimum capital requirements results in certain regulatory actions that could have a direct material effect on the bank affiliates' financial statements. As of December 31, 2001, Management believed that each of the bank affiliates met all applicable capital adequacy requirements and are correctly categorized as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that categorization that Management believes have changed the institution's category.

The actual and required capital amounts and ratios for the Corporation and its principal banking subsidiaries are presented as follows:

(Dollars in millions)	Actual		To Be Categorized Adequately Capitalized	
	Capital Amount	Capital Ratio	Capital Amount	Capital Ratio
At December 31, 2001				
Risk-adjusted capital (to risk-weighted assets):				
The Corporation (consolidated)	$30,840	12.2%	$20,266	8.0%
Bank One, N.A. (Chicago)	16,112	12.6%	10,191	8.0
Bank One, N.A. (Columbus)	4,594	10.9	3,373	8.0
Bank One, Michigan	2,115	11.9	1,420	8.0
First USA Bank, N.A.	2,253	16.5	1,092	8.0
Tier 1 capital (to risk-weighted assets):				
The Corporation (consolidated)	$21,749	8.6%	$10,133	4.0%
Bank One, N.A. (Chicago)	10,595	8.3	5,096	4.0
Bank One, N.A. (Columbus)	2,915	6.9	1,687	4.0
Bank One, Michigan	1,576	8.9	710	4.0
First USA Bank, N.A.	2,099	15.4	546	4.0
Tier 1 leverage (to average assets):				
The Corporation (consolidated)	$21,749	8.2%	$ 7,942	3.0%
Bank One, N.A. (Chicago)	10,595	6.6	6,469	4.0
Bank One, N.A. (Columbus)	2,915	6.4	1,811	4.0
Bank One, Michigan	1,576	7.3	867	4.0
First USA Bank, N.A.	2,099	14.2	589	4.0
At December 31, 2000				
Risk-adjusted capital (to risk-weighted assets):				
The Corporation (consolidated)	$29,140	10.8%	$21,615	8.0%
Bank One, N.A. (Chicago) [1]	16,007	11.3	11,378	8.0
Bank One, N.A. (Columbus)	4,283	12.0	2,862	8.0
Bank One, Michigan	2,406	10.9	1,759	8.0
First USA Bank, N.A.	2,230	15.8	1,126	8.0
Tier 1 capital (to risk-weighted assets):				
The Corporation (consolidated)	$19,824	7.3%	$10,807	4.0%
Bank One, N.A. (Chicago) [1]	9,689	6.8	5,689	4.0
Bank One, N.A. (Columbus)	2,867	8.0	1,431	4.0
Bank One, Michigan	1,582	7.2	879	4.0
First USA Bank, N.A.	2,110	15.0	563	4.0
Tier 1 leverage (to average assets):				
The Corporation (consolidated)	$19,824	7.3%	$ 8,167	3.0%
Bank One, N.A. (Chicago) [1]	9,689	6.4	6,078	4.0
Bank One, N.A. (Columbus)	2,867	7.8	1,471	4.0
Bank One, Michigan	1,582	7.2	878	4.0
First USA Bank, N.A.	2,110	11.8	718	4.0

(1) Reclassified to show the effect of the 2001 mergers with Bank One, Texas, N.A., Bank One, Louisiana, N.A., Bank One, Florida, Bank One, Arizona, N.A., and Bank One, Utah, N.A.

Federal banking law restricts each bank subsidiary from extending credit to the Corporation in excess of 10% of the subsidiary's capital stock and surplus, as defined. Any such extensions of credit are subject to strict collateral requirements.

Note 16–Supplemental Disclosures for Statements of Cash Flows

During 2000 and 1999, the Corporation transferred $6.5 billion and $2.3 billion, respectively, of investment securities available for sale to trading securities. These transfers were for capital management purposes.

Loans transferred to other real estate owned totaled $162 million, $131 million, and $113 million in 2001, 2000, and 1999, respectively.

During 2000 and 1999, the Corporation recognized several non-cash charges to earnings for significant items. Several of these items will not result in future cash outflows while other items represent future uses of cash. See tables 1 and 2 on page 41 for a detailed listing of significant items.

Note 17–Supplemental Disclosures for Accumulated Other Adjustments to Stockholders' Equity

Accumulated other adjustments to stockholders' equity are as follows:

(In millions)	2001	2000	1999
Fair value adjustment on investment securities–available for sale:			
Balance, beginning of period	$ (15)	$ (271)	$ 218
Change in fair value, net of taxes of $86 in 2001, $(6) in 2000 and $(180) in 1999	158	(5)	(391)
Reclassification adjustment, net of taxes of $(38) in 2001, $151 in 2000 and $(56) in 1999	(65)	261	(98)
Balance, end-of-period	78	(15)	(271)
Fair value adjustment on derivative instruments–cash flow type hedges:			
Balance, beginning of period	–	–	–
Transition adjustment at January 1, 2001, net of taxes of $(56) [1]	(98)	–	–
Net change in fair value associated with current period hedging activities, net of taxes of $(70) in 2001	(139)	–	–
Net reclassification into earnings, net of taxes of $49 in 2001 [1]	91	–	–
Balance, end-of-period	(146)	–	–
Accumulated translation adjustment:			
Balance, beginning of period	10	8	21
Translation gain (loss), net of hedge results and taxes	(7)	2	(13)
Balance, end of period	3	10	8
Total accumulated other adjustments to stockholders' equity	$ (65)	$ (5)	$ (263)

(1) During 2001, $89 million after-tax of the transition adjustment recorded at January 1, 2001 was reclassified into earnings.

Note 18–Employee Benefits

(a) Pension Plans

Prior to 2000, the Corporation had various noncontributory defined benefit pension plans covering substantially all salaried employees. Effective December 31, 1999, all noncontributory defined benefit pension plans were combined into one plan. Effective December 31, 2000, the supplemental executive retirement plan was discontinued.

The Corporation's qualified plans' change in benefit obligation, change in plan assets and funded status are as follows:

(In millions)	2001	2000
Change in benefit obligation:		
Benefit obligation, January 1	$2,248	$2,250
Service cost	92	103
Interest cost	168	182
EGTRRA adjustment [1]	7	–
Actuarial loss	108	128
Benefits paid	(326)	(415)
Benefit obligation, December 31	$2,297	$2,248
Change in plan assets:		
Fair value of plan assets, January 1	$3,134	$3,400
Actual return (loss) on plan assets	(114)	146
Corporation contribution	53	3
Benefits paid	(326)	(415)
Fair value of plan assets, December 31	$2,747	$3,134
Funded status	$ 450	886
Unrecognized net actuarial loss (gain)	156	(357)
Unrecognized prior service cost	24	28
Unrecognized net transition assets	–	(7)
Prepaid pension costs, December 31	$ 630	$ 550

(1) The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) contained various provisions relating to the operations of qualified pension plans. Increases to the benefit limits and the limit on pensionable earnings caused a shift in pension obligation from the non-qualified to the qualified plan.

Plan assets include approximately 1.0 million shares of the Corporation's common stock with a fair value of approximately $40 million and $37 million at December 31, 2001 and 2000, respectively.

The net periodic pension benefit for 2001, 2000 and 1999 for the Corporation's qualified and nonqualified pension plans are as follows:

(In millions)	2001	2000	1999
Service cost–benefits earned during the period	$ 96	$ 110	$ 123
Interest cost on benefit obligation	177	194	175
Expected return on plan assets	(287)	(300)	(293)
Amortization of prior service cost	8	9	(1)
Recognized actuarial (gain)	(1)	(11)	(1)
Amortization of transition assets	(7)	(13)	(13)
Curtailment gain	–	–	(13)
Net periodic pension benefit	$ (14)	$ (11)	$ (23)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accrued pension cost for the Corporation's nonqualified supplemental pension plans was $39 million and $77 million at December 31, 2001 and 2000, respectively. Such plans are unfunded.

The assumptions used in determining the Corporation's benefit obligation and net periodic pension cost for both qualified and nonqualified supplemental pension plans are as follows:

FOR THE YEAR ENDED DECEMBER 31,	2002	2001	2000	1999
Actuarial assumptions:				
Weighted-average discount rate for benefit obligation	7.00%[1]	7.00%	7.50%	8.00%
Weighted-average rate of compensation increase	4.25%	4.25%	4.25%	5.00%
Expected long-term rate of return on plan assets	8.50%	9.50%	9.50%	9.50%

(1) Rate currently expected at December 31, 2002.

(b) Postretirement Benefits Other Than Pensions

The Corporation sponsors postretirement life insurance plans and provides health care benefits for certain retirees and grandfathered employees when they retire. The postretirement life insurance benefit is noncontributory, while the health care benefits are contributory.

The Corporation's postretirement benefit plans' change in benefit obligation and funded status at December 31, 2001 and 2000 are as follows:

(In millions)	2001	2000
Change in benefit obligation:		
Benefit obligation, January 1	$ 195	$ 164
Service cost	–	–
Interest cost	14	13
Actuarial loss	48	37
Benefits paid	(24)	(17)
Curtailment	–	(2)
Benefit obligation, December 31	233	195
Change in plan assets:		
Fair value of plan assets, January 1	–	–
Employer contribution	24	17
Benefits paid	(24)	(17)
Fair value of plan assets, December 31	–	–
Funded status	(233)	(195)
Unrecognized net actuarial loss	67	20
Unrecognized prior service cost	(25)	(38)
Accrued postretirement costs, December 31	$(191)	$(213)

Net periodic cost for postretirement health care and life insurance benefits during 2001, 2000 and 1999 includes the following:

(In millions)	2001	2000	1999
Service cost–benefits earned during the period	$ –	$ –	$ 1
Interest cost on accumulated postretirement benefit obligation	14	13	13
Amortization of prior service cost	(12)	(12)	(12)
Adjustment for acquisitions	–	–	2
Curtailment	–	1	–
Net periodic postretirement cost	$ 2	$ 2	$ 4

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.00% at December 31, 2001, and 7.50% at December 31, 2000.

For measurement purposes, an annual rate of increase of 10.00% was assumed for 2001 in the cost of covered health care benefits; this range was assumed to decrease to 5.00% in the years 2009 and thereafter. These assumptions have a significant effect on the amounts reported. Accordingly, the effect of a 1.00% change in the assumed health care cost trend rates is as follows:

(In millions)	1% increase	1% decrease
Effect on 2001 service and interest cost components	$ 0.9	$ 0.8
Effect on December 31, 2001, accumulated postretirement benefit obligation	$14.3	$12.6

(c) 401(k) Plans

The Corporation sponsored various 401(k) plans that together covered substantially all of its employees. Up until 2000, the Corporation was required to make contributions to the plans in varying amounts. The expense related to these plans was $95 million in 2001, $137 million in 2000 and $81 million in 1999. Effective December 31, 1999, all new contributions are being made to one Corporation-sponsored 401(k) plan, thereby establishing uniform contribution requirements for the entire Corporation.

Note 19–Stock-Based Compensation

The Corporation utilizes several types of stock-based awards as part of its overall compensation program. In addition, the Corporation provides employees the opportunity to purchase its shares through its Employee Stock Purchase Plan. The Corporation's stock-based compensation plans provide for the granting of awards to purchase or receive common shares and include limits as to the aggregate number of shares available for grants and the total number of shares available for grants of stock awards in any one year. The compensation cost that has been charged against income for the Corporation's stock-based compensation plans was $70 million for

BANK ONE CORPORATION **88** 2001 ANNUAL REPORT

2001, $59 million for 2000 and $38 million for 1999. As a result of the 1999 fourth-quarter restructuring plan, $4 million was recorded as a restructuring charge related to the immediate vesting of restricted shares for certain executives.

(a) Restricted Shares
Restricted shares granted to key officers of the Corporation require them to continue employment for a stated number of years from the grant date before restrictions on the shares lapse. The market value of the restricted shares as of the date of grant is amortized to compensation expense as earned over the restriction period. Holders of restricted stock receive dividends and have the right to vote the shares.

(b) Stock Options
The Corporation's stock option plans generally provide that the exercise price of any stock option may not be less than the closing price of the common stock on the trading day preceding the date of grant of the common stock.

Options granted under the Corporation's stock-based compensation program generally vest ratably over a five-year period and have a term of ten years. Certain option grants include the right to receive additional option grants ("reload" or "restorative" options) in an amount equal to the number of common shares used to satisfy the exercise price and applicable withholding taxes. Upon grant, reload options assume the same remaining term as the related original option and vest six months from the date of grant.

Summarized stock option activity for 2001, 2000 and 1999, respectively, and details of the Corporation's stock options outstanding at December 31, 2001 follows:

(Shares in thousands)	2001 Shares	2001 Wtd. Avg. Exercise Price	2000 Shares	2000 Wtd. Avg. Exercise Price	1999 Shares	1999 Wtd. Avg. Exercise Price
Outstanding at January 1	77,315	$34.17	44,630	$40.88	38,247	$34.34
Granted	23,573	37.73	42,659	27.25	15,556	50.35
Exercised	(7,262)	25.09	(2,089)	19.66	(6,473)	24.34
Forfeited	(3,144)	36.72	(7,885)	38.56	(2,700)	36.56
Outstanding at December 31	90,482	$35.72	77,315	$34.17	44,630	$40.88
Exercisable at December 31	45,525	$36.30	25,503	$36.41	19,847	$32.86

	Options Outstanding			Options Exercisable	
(Shares in thousands) Range of Exercise Prices	Number Outstanding Dec. 31, 2001	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life	Number Exercisable Dec. 31, 2001	Wtd. Avg. Exercise Price
Less than $20.00	2,084	$16.21	1.8 years	2,084	$16.21
$20.01 - $25.00	3,261	24.47	3.8 years	3,261	24.47
$25.01 - $30.00	31,640	26.61	14.5 years	16,139	26.46
$30.01 - $35.00	5,632	32.70	7.2 years	3,137	32.33
$35.01 - $45.00	27,623	38.04	8.5 years	5,211	38.80
$45.01 - $55.00	16,166	49.53	10.7 years	12,190	49.34
Greater than $55.00	4,076	59.13	6.8 years	3,503	59.09
Total	90,482	$35.72	10.5 years	45,525	$36.30

(c) Employee Stock Purchase Plan
The Corporation sponsors an Employee Stock Purchase Plan designed to encourage employee stock ownership. This plan generally allows eligible employees to purchase shares of the Corporation's common stock at a 15% discount from the market price at the beginning of an offering or the market price at the end of such offering, whichever is lower. During the current 18-month offering period, an employee is allowed to make deposits of up to 20% of his/her earnings (up to a designated maximum) on an annual basis to an interest-bearing savings account to purchase the number of shares permissible under the plan. The maximum number of shares each participant may purchase cannot exceed the contribution limit divided by the applicable purchase price on the offering date. Shares purchased by the participant are subject to a one year holding period and cannot be sold or transferred for one year after the purchase date. The Corporation does not recognize any compensation expense with respect to this plan.

(d) Pro Forma Costs of Stock-Based Compensation
The grant date fair values of stock options granted under the Corporation's various stock option plans and the Employee Stock Purchase Plan were estimated using the Black-Scholes option-pricing model. This model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options. In addition, changes to the subjective input assumptions can result in materially different fair market value estimates. Therefore, the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options and purchase rights.

Summarized stock-based compensation grants and their related weighted-average grant-date fair values for the years ended December 31 follows:

(Shares in thousands)	2001		2000		1999	
	Number of Shares	Wtd. Avg. Grant Date Fair Value	Number of Shares	Wtd. Avg. Grant Date Fair Value	Number of Shares	Wtd. Avg. Grant Date Fair Value
Stock option plans	23,573	$ 13.34	42,659	$ 9.80	15,556	$ 12.28
Restricted shares	2,065	37.68	4,517	27.85	1,728	51.13
Employee Stock Purchase Plan [1]	2,483	9.68	2,122	3.27	2,974	7.28

(1) Estimated number of shares that employees would purchase under the 2001, 2000 and 1999 plans.

The following assumptions were used to determine the Black-Scholes weighted-average grant date fair value of stock option awards and conversions in 2001, 2000 and 1999: (1) expected dividend yields ranged from 2.29% - 4.86%, (2) expected volatility ranged from 19.11% - 42.29%, (3) risk-free interest rates ranged from 4.85% - 6.43% and (4) expected lives ranged from 2 to 13 years.

The following assumptions were used to determine the Black-Scholes weighted-average grant-date fair value of employees' purchase rights under the employee stock purchase plans in 2001, 2000 and 1999, respectively: (1) expected dividend yields of 2.30%, 2.58% and 2.86%, (2) expected volatility of 33.80%, 39.63% and 34.68%, (3) risk-free interest rate of 2.61%, 6.22% and 5.07% and (4) expected lives of 1.5, 0.5 and 1.0 years.

Had the compensation cost for the Corporation's stock-based compensation plans been determined in accordance with the fair-value-based accounting method provided by SFAS No. 123 "Accounting for Stock-Based Compensation," the net income and earnings per share implications for the years ended December 31, 2001, 2000 and 1999 would have been as follows:

(In millions, except per share data)	2001		2000		1999	
	Pro Forma[1]	As Reported	Pro Forma[1]	As Reported	Pro Forma[1]	As Reported
Net income (loss)	$2,452	$2,638	$ (646)	$ (511)	$3,413	$3,479
Net income (loss) per common share, basic	2.09	2.25	(0.57)	(0.45)	2.91	2.97
Net income (loss) per common share, diluted	2.08	2.24	(0.57)	(0.45)	2.89	2.95

(1) The above pro forma information may not be representative of the pro forma impact in future years.

Note 20–Income Taxes

The components of total applicable income tax expense (benefit) in the consolidated income statement for the years ended December 31, 2001, 2000 and 1999 are as follows:

(In millions)	2001	2000	1999
Income tax expense:			
Current:			
Federal	$ 797	$ 571	$ 735
Foreign	11	32	2
State	115	26	97
Total	923	629	834
Deferred:			
Federal	194	(1,151)	624
Foreign	5	(7)	–
State	(4)	(40)	37
Total	195	(1,198)	661
Applicable income taxes (benefit)	$ 1,118	$ (569)	$ 1,495

The tax effects of fair value adjustments on securities available for sale, derivative instruments in cash flow type hedges, foreign currency translation adjustments and certain tax benefits related to stock options are recorded directly to stockholders' equity. The net tax (benefit) charge recorded directly to stockholders' equity amounted to $(47) million in 2001, $107 million in 2000 and $(259) million in 1999.

A reconciliation of expected income tax expense at the federal statutory rate of 35% to the Corporation's applicable income tax expense and effective tax rate follows:

(Dollars in millions)	2001		2000		1999	
Statutory tax rate	$1,330	35.0%	$ (378)	35.0%	$1,741	35.0%
Increase (decrease) resulting from:						
State income taxes,						
net of federal income tax benefit	72	1.9	(4)	0.3	87	1.8
Tax-exempt interest	(56)	(1.5)	(57)	5.3	(66)	(1.3)
Tax credits	(231)	(6.1)	(179)	16.6	(133)	(2.7)
Goodwill	23	0.6	25	(2.3)	23	0.5
Cash surrender value of life insurance	(57)	(1.5)	(56)	5.2	(48)	(1.0)
Other, net	37	1.0	80	(7.4)	(109)	(2.2)
Applicable income taxes (benefit)	$1,118	29.4%	$ (569)	52.7%	$1,495	30.1%

A net deferred tax liability is included in other liabilities in the consolidated balance sheet as a result of temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their related tax bases. The components of the net deferred tax liability as of December 31, 2001 and 2000 are as follows:

(In millions)	2001	2000
Deferred tax liabilities:		
Deferred income on lease financing	$4,242	$3,895
Prepaid pension costs	216	165
Securitizations of credit card receivables	121	155
Deferred fee income	333	336
Other	77	200
Gross deferred tax liabilities	4,989	4,751
Deferred tax assets:		
Allowance for credit losses	1,744	1,667
Restructure reserves	177	127
Incentive compensation	302	257
Other	862	933
Gross deferred tax assets	3,085	2,984
Net deferred tax liability	$1,904	$1,767

The Corporation has an alternative minimum tax (AMT) credit carryforward for tax purposes of $87 million at December 31, 2001. The Corporation also has carryforwards of foreign tax credits ("FTC") in the amounts of $38 million. The FTC's will expire after 2005.

Note 21–Lease Commitments
The Corporation has entered into a number of operating lease agreements for premises and equipment. The minimum annual rental commitments under these leases are shown below:

(In millions)	
2002	$ 264
2003	249
2004	214
2005	169
2006	152
2007 and thereafter	890
Total	$1,938

Rental income from premises leased to others in the amount of $77 million in 2001, $80 million in 2000, and $87 million in 1999 has reduced occupancy expense. Rental expense under operating leases approximated $332 million in 2001, $384 million in 2000, and $414 million in 1999.

Note 22–Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Corporation is a party to financial instruments containing credit and/or market risks that are not required to be reflected in the balance sheet. These financial instruments are primarily credit-related instruments. The Corporation has risk management policies to identify, monitor and limit exposure to credit, liquidity and market risks.

The following disclosures represent the Corporation's credit exposure, assuming that every counterparty to financial instruments with off-balance sheet credit risk fails to perform completely according to the terms of the contracts, and that the collateral and other security, if any, proves to be of no value to the Corporation.

This note does not address the amount of market losses the Corporation would incur if future changes in market prices make financial instruments with off-balance sheet market risk less valuable or more onerous. For a more detailed discussion of off-balance sheet activities see the "Other Off-Balance Sheet Activities" section beginning on page 66.

(a) Collateral and Other Security Arrangements

The credit risk of both on- and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, the Corporation generally determines the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer's creditworthiness. The Corporation may also receive comfort letters and oral assurances. The amount and type of collateral held to reduce credit risk varies but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in the Corporation's possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate.

(b) Credit-Related Financial Instruments

Summarized credit-related financial instruments, including both commitments to extend credit and letters of credit are as follows:

FOR THE YEAR ENDED DECEMBER 31,	2001	2000
(In billions)		
Unused credit card lines	$299.3	$272.7
Unused loan commitments	148.2	162.9
Standby letters of credit and foreign office guarantees	19.4	19.0
Commercial letters of credit	0.6	0.7

Since many of the unused commitments are expected to expire unused or be only partially used, the total amount of unused commitments in the preceding table does not necessarily represent future cash requirements.

Credit card lines allow customers to use a credit card to buy goods or services and to obtain cash advances. However, the Corporation has the right to change or terminate any terms or conditions of a customer's credit card account, upon notification to the customer. Loan commitments are agreements to make or acquire a loan or lease as long as the agreed-upon terms (e.g., expiry, covenants or notice) are met. The Corporation's commitments to purchase or extend loans help its customers meet their liquidity needs.

Standby letters of credit and foreign office guarantees are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the standby letter of credit or foreign office guarantee as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the Corporation for standby letters of credit or foreign office guarantees. At December 31, 2001 and 2000, standby letters of credit and foreign office guarantees had been issued for the following purposes:

FOR THE YEAR ENDED DECEMBER 31,	2001	2000
(In millions)		
Financial	$15,611	$15,705
Performance	3,786	3,305
Total [1]	$19,397	$19,010

(1) Includes $3.4 billion at December 31, 2001, and $2.7 billion at December 31, 2000, participated to other institutions.

Commercial letters of credit are issued or confirmed to ensure payment of customers' payables or receivables in short-term international trade transactions. Generally, drafts will be drawn when the underlying transaction is consummated as intended. However, the short-term nature of this instrument serves to mitigate the risk associated with these contracts.

Note 23–Fair Value of Financial Instruments

The Corporation is required to disclose the estimated fair value of its financial instruments in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." These disclosures do not attempt to estimate or represent the Corporation's fair value as a whole. The disclosure excludes assets and liabilities that are not financial instruments as well as the significant unrecognized value associated with core deposits and credit card relationships.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Estimated fair value amounts in theory represent the amounts at which financial instruments could be exchanged or settled in a current transaction between willing parties. In practice, however, this may not be the case due to inherent limitations in the methodologies and assumptions used to estimate fair value. For example, quoted market prices may not be realized because the financial instrument may be traded in a market that lacks liquidity; or a fair value derived using a discounted cash flow approach may not be the amount realized because of the subjectivity involved in selecting underlying assumptions, such as projecting cash flows or selecting a discount rate. The fair value amount also may not be realized because it ignores transaction costs and does not include potential tax effects. The Corporation does not plan to dispose of, either through sale or settlement, the majority of its financial instruments at these estimated fair values.

Summarized carrying values and estimated fair values of financial instruments as of December 31, 2001 and 2000 follows:

	2001		2000	
(*In millions*)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and other short-term financial instruments (a)	$ 28,017	$ 28,017	$ 27,640	$ 27,640
Trading assets (a)	6,167	6,167	2,788	2,788
Investment securities (b)	60,883	60,883	50,561	50,561
Loans (c)	156,733	154,619	174,251	171,633
Allowance for credit losses	(4,528)	–	(4,110)	–
Loans, net	152,205	154,619	170,141	171,633
Derivative product assets (f)	3,225	3,225	2,322	2,461
Financial instruments in other assets (a)	1,459	1,459	2,220	2,220
Financial liabilities:				
Deposits (d)	167,530	168,414	167,077	167,882
Securities sold not yet purchased (a)	1,237	1,237	285	285
Other short-term financial instruments (a)	23,003	23,003	30,240	30,240
Long-term debt [(1)](e)	43,418	44,521	40,911	40,867
Derivative product liabilities (f)	2,574	2,574	2,212	2,251
Financial instruments in other liabilities (a)	1,273	1,273	1,828	1,828

(1) Includes trust preferred capital securities.

Estimated fair values are determined as follows:

(a) Financial Instruments Whose Carrying Value Approximates Fair Value

A financial instrument's carrying value approximates its fair value when the financial instrument has an immediate or short-term maturity (generally one year or less), or is carried at fair value.

Quoted market prices or dealer quotes typically are used to estimate fair values of trading securities and securities sold under repurchase agreements.

Commitments to extend credit and letters of credit typically result in loans with a market interest rate when funded. The recorded book value of deferred fee income approximates the fair value.

(b) Investment Securities

Quoted market prices typically are used to estimate the fair value of debt investment securities. Quoted market prices for similar securities are used to estimate fair value when a quoted market price is not available for a specific debt investment security. See Note 1(d) to the consolidated financial statements on page 74 for the methodologies used to determine the fair value of equity investment securities.

(c) Loans

The loan portfolio was segmented based on loan type, credit quality and repricing characteristics. Carrying values are used to estimate fair values of certain variable rate loans with no significant credit concerns and frequent repricing. A discounted cash flow method was used to estimate the fair value of other loans. Discounting was based on the contractual cash flows, and discount rates typically are based on the year-end yield curve plus a spread that reflects pricing on loans with similar characteristics. If applicable, prepayment assumptions are factored into the fair value determination based on historical experience and current economic and lending conditions.

(d) Deposits

The amount payable on demand at the report date is used to estimate fair value of demand and savings deposits with no defined maturity. A discounted cash flow method is used to estimate the fair value of fixed-rate time deposits. Discounting was based on the contractual cash flows and the current rates at which similar deposits with similar remaining maturities would be issued, adjusted for servicing costs. Carrying value typically is used to estimate the fair value of floating-rate time deposits.

(e) Long-Term Debt

Quoted market prices or the discounted cash flow method was used to estimate the fair value of the Corporation's fixed-rate long-term debt. Discounting was based on the contractual cash flows and the current rates at which debt with similar terms could be issued. Carrying value typically is used to estimate the fair value of floating-rate long-term debt.

(f) Derivative Product Assets and Liabilities

For December 2001, the carrying value equals the estimated fair value due to the adoption of SFAS No. 133 during 2001. For the year 2000, quoted market prices or pricing and valuation models were used to estimate the fair value of derivative product assets and liabilities. Assumptions input into models were based on current market information.

Note 24–Related Party Transactions

Certain executive officers, directors and their related interests are loan customers of the Corporation. These loans in the aggregate were less than 5% of stockholders' equity at December 31, 2001 and 2000.

Note 25–Pledged Assets

Assets having a book value of $70.3 billion as of December 31, 2001, and $44.2 billion as of December 31, 2000, were pledged as collateral for repurchase agreements, certain derivative instrument transactions, and governmental and trust department deposits in accordance with federal and state requirements, and for other purposes required by law. The assets pledged generally were comprised of commercial mortgage loans and investment securities. Of the total collateral pledged as of December 31, 2001, $3.1 billion of collateral, which was comprised of securities posted as collateral for repurchase agreements, was permitted to be sold or repledged by the secured party. The Corporation does not issue equity puts.

The Corporation's bank affiliates are required to maintain average noninterest-bearing cash balances, in accordance with Federal Reserve Board regulations. The average required reserve balances were $2.3 billion in 2001 and $2.5 billion in 2000.

Note 26–Collateral Policy Related to Certain Asset Transfer Activity

It is the Corporation's policy to take possession of securities purchased under agreements to resell in order to secure the risk of counterparty nonperformance on the transaction. The Corporation monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and adjusts the level of collateral as necessary. With respect to securities lent, the Corporation receives collateral to secure the risk of counterparty nonperformance in the form of cash or other collateral, in an amount generally in excess of the fair value of the lent securities. The Corporation monitors the fair value of the securities lent on a daily basis, and additional cash or securities are obtained as necessary.

At December 31, 2001 and 2000, the fair value of collateral accepted by the Corporation in connection with these activities was $6.3 billion and $4.1 billion, respectively, of which, $5.9 billion and $3.8 billion, respectively, had been sold or repledged as of the balance sheet date.

Note 27–Contingent Liabilities

The Corporation and certain of its subsidiaries have been named as defendants in various legal proceedings, including certain class actions, arising out of the normal course of business or operations. In certain of these proceedings, which are based on alleged violations of consumer protection, securities, banking, insurance and other laws, rules or principles, substantial money damages are asserted against the Corporation and its subsidiaries. Since the Corporation and certain of its subsidiaries, which are regulated by one or more federal and state regulatory authorities, are the subject of numerous examinations and reviews by such authorities, the Corporation also is and will be, from time to time, normally engaged in various disagreements with regulators, related primarily to its financial services businesses. The Corporation has also received certain tax deficiency assessments. In view of the inherent difficulty of predicting the outcome of such matters, the Corporation cannot state what the eventual outcome of pending matters will be; however, based on current knowledge and after consultation with counsel, Management does not believe that liabilities arising from these matters, if any, will have a material adverse effect on the consolidated financial position of the Corporation.

Note 28–Parent Company Only Condensed Financial Statements

Condensed Balance Sheets

FOR THE YEAR ENDED DECEMBER 31,	2001	2000
(In millions)		
Assets		
Cash and due from banks:		
Bank subsidiaries	$ 2	$ 14
Interest-bearing due from banks:		
Bank subsidiaries	7,345	7,247
Securities under resale agreement	30	–
Trading assets	5	13
Investment securities	17	135
Loans and receivables–subsidiaries:		
Bank subsidiaries	6,171	7,044
Nonbank subsidiaries	7,940	6,934
Investment in subsidiaries:		
Bank subsidiaries	22,670	21,166
Nonbank subsidiaries	1,630	1,663
Other assets	1,179	424
Total assets	$46,989	$44,640
Liabilities and Stockholders' Equity		
Short-term borrowings:		
Nonbank subsidiaries	$ 68	$ 73
Other	546	1,166
Long-term debt:		
Nonbank subsidiaries	3,419	2,560
Other	21,465	20,824
Other liabilities	1,265	1,382
Total liabilities	26,763	26,005
Stockholders' equity	20,226	18,635
Total liabilities and stockholders' equity	$46,989	$44,640

Condensed Income Statements

FOR THE YEAR ENDED DECEMBER 31,	2001	2000	1999
(In millions)			
Operating Income			
Dividends:			
Bank subsidiaries	$1,645	$ 1,775	$2,367
Nonbank subsidiaries	209	762	373
Interest income:			
Bank subsidiaries	655	822	534
Nonbank subsidiaries	381	513	438
Other	3	22	11
Other income:			
Bank subsidiaries	5	7	7
Other	(2)	19	190
Total	2,896	3,920	3,920
Operating Expense			
Interest expense:			
Nonbank subsidiaries	234	161	93
Other	1,308	1,556	1,132
Merger and restructuring-related charges	(12)	140	287
Salaries and employee benefits	(1)	52	9
Professional fees and services	2	4	3
Other expense	34	255	97
Total	1,565	2,168	1,621
Income before income taxes and cumulative effect of change in accounting principle and equity in undistributed net income of subsidiaries	1,331	1,752	2,299
Applicable income tax benefit	(202)	(197)	(198)
Income before cumulative effect of change in accounting principle and equity in undistributed net income of subsidiaries	1,533	1,949	2,497
Equity in undistributed net income (loss) of subsidiaries:			
Bank subsidiaries	1,300	(1,835)	797
Nonbank subsidiaries	(151)	(625)	185
Income (loss) before cumulative effect of change of accounting principle	2,682	(511)	3,479
Cumulative effect of change of accounting principle, net of taxes	(44)	–	–
Net Income (Loss)	$2,638	$ (511)	$3,479

Note 28 Continued–Parent Company Only Condensed Financial Statements

Condensed Statements of Cash Flows

FOR THE YEAR ENDED DECEMBER 31,	2001	2000	1999
(In millions)			
Cash Flows from Operating Activities:			
Net income (loss)	$ 2,638	$ (511)	$ 3,479
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity in net income of subsidiaries	(3,003)	(77)	(3,722)
Cumulative effect of accounting change of subsidiaries	69	–	–
Dividends received from subsidiaries	1,854	2,537	2,740
Other operating adjustments	68	83	417
Net cash provided by operating activities	1,626	2,032	2,914
Cash Flows from Investing Activities:			
Net (increase) decrease in loans to subsidiaries	(435)	2,296	(3,226)
Net increase in capital investments in subsidiaries	(412)	(668)	(1,277)
Purchase of investment securities–available for sale	(79)	(1,095)	(805)
Proceeds from sales and maturities of investment securities–available for sale	189	1,321	729
Other, net	(30)	29	(29)
Net cash provided by (used in) investing activities	(767)	1,883	(4,608)
Cash Flows from Financing Activities:			
Net increase (decrease) in commercial paper and short-term borrowings	(624)	(181)	37
Proceeds from issuance of long-term debt	6,414	3,964	9,524
Redemption and repayment of long-term debt	(5,495)	(2,216)	(2,843)
Dividends paid	(991)	(1,222)	(2,420)
Proceeds from issuance of common and treasury stock	191	152	61
Purchase of treasury stock	(78)	(3)	(1,647)
Payment for redemption of preferred stock	(190)	–	–
Net cash provided by (used in) financing activities	(773)	494	2,712
Net Increase in Cash and Cash Equivalents	86	4,409	1,018
Cash and Cash Equivalents at Beginning of Year	7,261	2,852	1,834
Cash and Cash Equivalents at End of Year	$7,347	$ 7,261	$ 2,852
Other Cash-Flow Disclosures			
Interest paid	$1,501	$ 1,620	$ 1,113
Income tax receipt	(374)	(139)	(335)

Overnight money market loans, short-term investments and other sources of liquid assets exceeded the amount of commercial paper issued at December 31, 2001.

Note 29–Quarterly Financial Data (Unaudited)

		2001				2000		
	Fourth	**Third**	**Second**	**First**	Fourth	Third	Second	First
(In millions, except ratios and per share data)								
Income Statement Data:								
Total revenue, net of interest expense	$ 4,207	$ 4,016	$ 3,846	$ 3,792	$ 3,461	$ 3,942	$ 2,509	$ 4,014
Net interest income–FTE	2,273	2,193	2,085	2,218	2,247	2,242	2,257	2,228
Noninterest income	1,972	1,853	1,791	1,607	1,247	1,734	288	1,821
Provision for credit losses	765	620	540	585	1,507	516	1,013	362
Noninterest expense	2,706	2,303	2,306	2,236	2,847	2,593	3,507	2,661
Income (loss) before cumulative effect of change in accounting principle	541	754	708	679	(512)	581	(1,269)	689
Net income (loss)	541	754	664	679	(512)	581	(1,269)	689
Per Common Share Data:								
Income (loss) before cumulative effect of change in accounting principle:								
Basic	$ 0.46	$ 0.64	$ 0.60	$ 0.58	$ (0.44)	$ 0.50	$ (1.11)	$ 0.60
Diluted [1]	0.46	0.64	0.60	0.58	(0.44)	0.50	(1.11)	0.60
Net income (loss):								
Basic	0.46	0.64	0.57	0.58	(0.44)	0.50	(1.11)	0.60
Diluted [1]	0.46	0.64	0.56	0.58	(0.44)	0.50	(1.11)	0.60
Cash dividends declared	0.21	0.21	0.21	0.21	0.21	0.21	0.42	0.42
Book value	17.33	17.30	16.49	16.20	15.90	16.47	16.12	17.43
Balance Sheet Data– Ending Balances:								
Loans:								
Managed	$218,102	$222,604	$223,390	$229,942	$236,492	$237,505	$234,412	$229,673
Reported	156,733	164,251	166,576	171,427	174,251	176,419	172,591	168,078
Deposits	167,530	162,385	164,299	163,555	167,077	164,130	163,169	164,643
Long-term debt [2]	43,418	44,361	41,693	42,197	40,911	42,641	39,093	38,753
Total assets:								
Managed	306,304	310,207	312,244	315,104	309,096	324,780	316,011	317,176
Reported	268,954	270,252	272,412	274,352	269,300	283,373	272,709	273,008
Common stockholders' equity	20,226	20,192	19,261	18,876	18,445	19,042	18,630	20,081
Total stockholders' equity	20,226	20,382	19,451	19,066	18,635	19,232	18,820	20,271
Credit Quality Ratios:								
Net charge-offs to average loans– managed [3]	2.84%	2.58%	2.50%	2.40%	2.22%	1.86%	1.99%	2.04%
Allowance for credit losses to period end loans	2.89	2.73	2.54	2.45	2.36	1.75	1.73	1.39
Nonperforming assets to related assets	2.35	1.96	1.77	1.55	1.48	1.21	1.03	0.99
Financial Performance Ratios:								
Return (loss) on average assets	0.80%	1.13%	0.99%	1.02%	(0.75)%	0.85	(1.87)%	1.03%
Return (loss) on average common equity	10.5	15.0	13.9	14.6	(10.7)	12.2	(26.0)	13.9
Net interest margin:								
Managed	5.20	4.95	4.65	4.76	4.65	4.66	4.80	4.91
Reported	3.84	3.70	3.50	3.71	3.67	3.68	3.77	3.78
Efficiency ratio:								
Managed	53.5	46.9	48.5	47.6	66.0	54.6	103.8	53.7
Reported	63.7	56.9	59.5	58.5	81.5	65.2	137.8	65.7

Note 29–Quarterly Financial Data (Unaudited)—continued

	2001				2000			
	Fourth	**Third**	**Second**	**First**	Fourth	Third	Second	First
(In millions, except ratios and per share data)								
Capital Ratios:								
Risk-based capital:								
Tier 1	**8.6%**	**8.4%**	**8.2%**	**7.8%**	7.3%	7.5%	7.2%	7.7%
Total	**12.2**	**11.7**	**11.6**	**11.2**	10.8	10.9	10.3	10.6
Tangible common equity/tangible								
managed assets	**5.9**	**5.8**	**5.8**	**5.6**	5.5	5.4	5.4	5.7
Common Stock Data:								
Average shares outstanding:								
Basic	**1,166**	**1,168**	**1,166**	**1,163**	1,158	1,156	1,153	1,149
Diluted [1]	**1,174**	**1,176**	**1,176**	**1,173**	1,158	1,167	1,153	1,155
Stock price:								
High	**$39.85**	**$38.95**	**$39.60**	**$39.85**	$ 37.69	$ 38.81	$ 36.88	$34.75
Low	**28.00**	**28.00**	**33.61**	**33.49**	31.88	28.44	26.56	24.25
Close	**39.05**	**31.47**	**35.80**	**36.18**	36.63	38.06	26.56	34.38
Employees [4]	**73,519**	**75,801**	**78,491**	**79,157**	80,778	81,291	82,443	N/A

N/A–Not available.

(1) Common equivalent shares and related income were excluded from the computation of diluted loss per share for the three months ended December 31, 2000 and June 30, 2000 as the effect would be antidilutive.

(2) Includes trust preferred capital securities.

(3) Fourth quarter, third quarter, second quarter and first quarter 2001 amounts include $14 million, $14 million, $24 million and $40 million, respectively, of charge-offs which are not classified as such in the Corporation's GAAP financial information because they are part of a portfolio which has been accounted for as loans held at a discount. The inclusion of these amounts in charge-offs more accurately reflects the credit performance of the portfolio. In the Corporation's financial statements, these items result in a higher provision in excess of net charge-offs.

(4) Beginning in the first quarter of 2001, employees on long-term disability and employees of unconsolidated subsidiaries are excluded. Prior period data have not been restated for this change.

REPORT OF MANAGEMENT

Management of BANK ONE CORPORATION and its subsidiaries (the "Corporation") is responsible for the preparation, integrity and fair presentation of its published financial reports. These reports include consolidated financial statements that have been prepared in accordance with generally accepted accounting principles, using Management's best judgment and all information available.

The consolidated financial statements of the Corporation have been audited by KPMG LLP, independent public accountants. Their accompanying report is based upon an audit conducted in accordance with generally accepted auditing standards, including the related review of internal accounting controls and financial reporting matters. The Audit and Risk Management Committee of the Board of Directors, which consists solely of outside directors, meets at least quarterly with the independent auditors, Corporate Audit and representatives of Management to discuss, among other things, accounting and financial reporting matters.

Management of the Corporation is responsible for establishing and maintaining an effective internal control structure over financial reporting, including the safeguarding of assets against unauthorized acquisition, use or disposition. The Corporation maintains systems of controls that it believes are reasonably designed to provide Management with timely and accurate information about the operations of the Corporation. This process is supported by an internal audit function along with the ongoing appraisal of internal controls by the Audit and Risk Management Committee. Both the Corporation's independent auditors and the internal audit function directly provide reports on significant matters to the Audit and Risk Management Committee. The Corporation's independent auditors,

the internal audit function and the Audit and Risk Management Committee have free access to each other. Internal controls, systems and corporate-wide processes and procedures are continually enhanced.

The Corporation is dedicated to maintaining a culture that reflects the highest standards of integrity and ethical conduct when engaging in its business activities. Management of the Corporation is responsible for compliance with various federal and state laws and regulations, and the Corporation has established procedures that are designed to ensure that Management's policies relating to conduct, ethics and business practices are followed on a uniform basis.

BANK ONE CORPORATION



James Dimon
Chairman and Chief Executive Officer

Charles W. Scharf
Executive Vice President and Chief Financial Officer

Chicago, Illinois
January 15, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
BANK ONE CORPORATION

We have audited the accompanying consolidated balance sheet of BANK ONE CORPORATION and subsidiaries as of December 31, 2001 and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Corporation's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated balance sheet of BANK ONE CORPORATION and subsidiaries as of December 31, 2000 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2000 were audited by other auditors whose report thereon dated January 17, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the

amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BANK ONE CORPORATION and subsidiaries as of December 31, 2001 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
January 15, 2002

Common Stock and Stockholder Data: [1][2]	2001	2000	1999	1998	1997
Market price:					
High for the year	$39.85	$38.81	$63.13	$64.78	$54.37
Low for the year	28.00	24.25	29.98	37.58	35.57
At year-end	39.05	36.63	32.00	51.06	49.37
Book value (at year-end)	17.33	15.90	17.34	17.31	16.03
Dividend payout ratio	38%	N/M	57%	58%	61%
Financial Ratios:					
Net income (loss) as a percentage of: [3]					
Average stockholders' equity	13.5%	(2.6)%	17.0%	15.8%	15.6%
Average common stockholders' equity	13.4	(2.6)	17.2	15.9	16.0
Average total assets	1.0	(0.2)	1.4	1.3	1.3
Average earning assets	1.1	(0.2)	1.6	1.5	1.5
Stockholders' equity at year-end as a percentage of:					
Total assets at year-end	7.5	6.9	7.5	7.9	8.0
Total loans at year-end	12.9	10.7	12.3	13.2	11.9
Total deposits at year-end	12.1	11.2	12.4	12.7	12.4
Average stockholders' equity as a percentage of:					
Average total assets	7.4	7.2	8.0	8.2	8.2
Average loans	11.8	11.4	13.0	12.7	12.2
Average deposits	12.2	12.0	13.2	13.1	12.9
Income to fixed charges: [4]					
Excluding interest on deposits	2.0x	0.8x	2.3x	2.3x	2.4x
Including interest on deposits	1.4x	0.9x	1.6x	1.5x	1.5x

N/M–Not meaningful.

(1) There were 108,242 common stockholders of record as of December 31, 2001.

(2) The principal market for the Corporation's common stock is the New York Stock Exchange. The Corporation's common stock also is listed on the Chicago Stock Exchange.

(3) Does not include deduction for preferred dividends.

(4) Results for the year ended December 31, 2000, were insufficient to cover fixed charges. The coverage deficiency was approximately $1.2 billion.